

Banco Itaú Holding Financeira S.A.







Management Discussion & Analysis and
Complete Financial Statements
March 2006

Contents

In this quarter we changed the methodology of calculation used for transforming quarterly performance indicators into annual ones, by starting to show annualized rates on a linearly basis, instead of exponentially annualized rates.

The tables in this report show the figures in millions. However, the calculations of the variations and totals used figures in units.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in the interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices, and changes in the tax legislation).

Executive Summary

Highlights - Managerial Criteria

R$ Million (except where indicated)

Statements of Income	1st Q./06	4th Q./05	1st Q./05
Net Income	1,460	1,425	1,141
Managerial Financial Margin (1)	4,073	3,650	2,986
Bank Service Fees	2,121	2,121	1,794
Income per Share (R$)			
Consolidated Net Income per shares (2)	1.32	1.29	1.00
Number of Outstanding Shares - in thousands (2)	1,107,735	1,104,009	1,136,768
Book Value per share (2)	15.00	14.09	12.87
Dividends / JCP (3) (R$ Million)	553	534	346
Dividends / JCP (3) per share (2)	0.50	0.48	0.30
Market Capitalization (4)(R$ Million)	70,895	62,156	49,449
Market Capitalization (4) (US$ Million)	32,634	26,554	18,547
Performance Ratio (%)			
Return on Average Equity - Annualized (5)	36.3%	37.0%	31.9%
Return on Average Assets - Annualized	3.7%	3.9%	3.3%
Solvency Ratio (BIS Ratio)	16.9%	17.0%	18.3%
Net Interest Margin	15.1%	14.3%	12.9%
Provision for Loan Losses / Nonperforming Loans	181%	192%	221%
Efficiency Ratio	45.4%	50.1%	49.8%

Balance Sheet		Mar 31, 06		Dec 31, 05		Mar 31, 05
Total Assets		163,204		151,241		146,403
Credit Operations	*63,969*		*60,636*		*50,980*	
Sureties, Endorsements and Guarantees	*8,077*	72,046	*7,121*	67,756	*6,032*	57,012
Securities + Interbank Accounts		43,791		42,905		38,967
Total Deposits		51,688		50,520		44,025
Stockholder's Equity of Itaú Consolidated		16,619		15,560		14,629
Relevant Data						
Assets Under Management		135,576		120,287		105,197
Employees		51,765		51,036		45,803
Active Customers (Million)		12.6		12.5		11.9
Products / Customer		5.1		5.1		5.0
Branches (Units)		2,408		2,391		2,283
CSBs (Units)		791		783		792
Automated Teller Machines (Units)		22,316		22,023		21,346

(1) Defined on page 4.
(2) A stock split was carried out in Oct/05. All prior period amounts have been adjusted for better comparability.
(3) JCP - Interest on Own Capital. Gross amount.
(4) Calculated on the basis of the closing quotation for preferred shares.
(5) The calculation of the Annualized Return of Average Stockholder's Equity (ROE) was carried out by dividing the Net Income of the Parent Company (R$ 1,460 million) by the Average Stockholders' Equity of the Parent Company (R$ 16,090 million). This quotient was multipled by four to get the annualized ROE ratio. If we had maintained the calculation method previously adopted, the ratio would have been 41.5% in the first quarter of 2006 and 42.5% in the fourth quarter of 2005.

Market Shares - March 2006

Asset Management	14.7%
Automobile Finance (*)	19.0%
CPMF Collections	15.3%
Credit Cards	21.6%
Total Deposits (*)	8.1%
Insurance Premiums (*)	12.7%
Private Pension Plans (*)	10.4%

(*) Referring to December/2005.
Sources: Bacen, Susep, Anbid, Abel, Federal Revenue and Abecs.
NB: Insurance premiums do not include health insurance.

Managerial Statement of Income

We have adopted a strategy of managing the foreign exchange risk on the capital invested abroad as to avoid the impact of exchange rate variations to impact results. In order to achieve such objective, the foreign exchange risk is neutralized and the investments are remunerated in reais (R$) by the use of derivative financial instruments. Our strategy for hedging also takes into consideration the related tax effects: both those relating to the non-taxation or deductibility of the exchange rate variation at moments of appreciation or depreciation, respectively, of the real against foreign currencies, and those arising from the use of derivative financial instruments.

In the periods in which the variation in the parity between the real and foreign currencies is considerable, a significant impact is to be seen in various lines of the financial statements, with particular emphasis on the financial revenues and expenses.

As a result, starting from the second quarter of 2005, we began to disclose, in the Management Discussion and Analysis, the Managerial Statement of Income, which highlights the impact of exchange rate variation on the capital investments abroad and the effects arising from hedging this position. The Managerial Statement of Income is obtained from a series of reclassifications made to the accounting statement of income, and the managerial financial margin includes two adjustments in relation to the accounting financial margin: (i) all the effects of the exchange rate variation on the investments abroad, which are distributed over several lines in the accounting statement of income; and (ii) the tax effects of hedging these investments, which are reflected in the accounting statement of income in the tax expenses (PIS and COFINS) and income tax and social contribution lines.

Furthermore, the managerial financial margin has been subdivided, to show the managerial financial margin of the banking operations associated with customer business activities, the managerial treasury financial margin, in which an opportunity cost is attributed for each transaction, and the managerial financial margin of the management of the foreign exchange risk of the investments abroad, which basically corresponds to the remuneration of the capital used for these investments at the CDI rate. Below, we show a table explaining how the managerial financial margin is determined for the management of the foreign exchange risk of the investments abroad.

Finally, it should be noted that the Real appreciated 7.2% in relation to the US Dollar over the first quarter of 2006; the quotation of the dollar reached R$ 2.1724 at the end of March 2006, compared to R$ 2.3407 at December 31, 2005. We also note that, in the course of the fourth quarter of 2005, the Real depreciated 5.3% in relation to the US Dollar, reaching a quotation of R$ 2.3407 in December, compared to R$ 2.2222 in September 2005.

R$ Million

1st Quarter/06	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad (A)	5,822			
Exchange Variation on Investments Abroad (B)		(406)		(406)
Effect of exchange risk management of investments abroad (C)=(D)+(E)		882	(327)	555
Assets Position in DI (D)	5,822	236	(88)	149
Liabilities Position in Foreign Currency (E)	(9,251)	646	(239)	406
Managerial Financial Margin of Exchange Risk of Investments Abroad (F) = (B) + (C)		**476**	**(327)**	**149**

R$ Million

4th Quarter/05	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad (A)	5,637			
Exchange Variation on Investments Abroad (B)		265		265
Effect of exchange risk management of investments abroad (C)=(D)+(E)		(158)	59	(100)
Assets Position in DI (D)	5,637	262	(97)	165
Liabilities Position in Foreign Currency (E)	(8,957)	(421)	156	(265)
Managerial Financial Margin of Exchange Risk of Investments Abroad (F) = (B) + (C)		**106**	**59**	**165**

Managerial Statement of Income

Statement of Income

R$ Million

1st Quarter/06	Banco Itaú Holding			
		Managerial Adjusts		
	Accounting	Exchange Rate Variation on Investments Abroad	Tax Effects from Hedge of Investments Abroad	Managerial
Managerial Financial Margin	**4,366**	**34**	**(327)**	**4,073**
• Banking Operations	3,628	-	-	3,628
• Treasury	296	-	-	296
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	442	34	(327)	149
Result from Loan Losses	**(1,281)**	**(6)**	**-**	**(1,287)**
Provision for Loan and Lease Losses	(1,440)	(6)	-	(1,445)
Credits Recoveries and Renegotiated	159	-	-	159
Net Income from Financial Operations	**3,085**	**28**	**(327)**	**2,787**
Other Operating Income / (Expenses)	**(725)**	**18**	**41**	**(667)**
Banking Service Fees	2,121	1	-	2,121
Result from Operations of Insurance, Capitalization and Pension Plans	226	-	-	226
Non-Interest Expenses	(2,775)	(7)	-	(2,782)
Tax Expenses for ISS, PIS and COFINS	(466)	-	41	(425)
Equity in the Earnings of Associated Companies	37	24	-	61
Other Operating Income	132	-	-	132
Operating Income	**2,360**	**46**	**(286)**	**2,120**
Non-Operating Income	(2)	1	-	(2)
Income before Tax	**2,358**	**47**	**(286)**	**2,118**
Income Tax and Social Contribution	**(732)**	**(3)**	**286**	**(449)**
Profit Sharing	**(167)**	**-**	**-**	**(167)**
Minority Interests	**2**	**(43)**	**-**	**(42)**
Net Income	**1,460**	**-**	**-**	**1,460**

Reconciliation of the Managerial Financial Margin of the Management of the Foreign Exchange Risk of the Investments Abroad (table on the previous page); R$ 442 million + R$ 34 million = R$ 476 million.

R$ Million

4th Quarter/05	Banco Itaú Holding			
		Managerial Adjusts		
	Accounting	Exchange Rate Variation on Investments Abroad	Tax Effects from Hedge of Investments Abroad	Managerial
Managerial Financial Margin	**3,611**	**(19)**	**59**	**3,650**
• Banking Operations	3,351	-	-	3,351
• Treasury	134	-	-	134
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	125	(19)	59	165
Result from Loan Losses	**(974)**	**3**	**-**	**(971)**
Provision for Loan and Lease Losses	(1,220)	3	-	(1,217)
Credits Recoveries and Renegotiated	246	-	-	246
Net Income from Financial Operations	**2,637**	**(17)**	**59**	**2,679**
Other Operating Income / (Expenses)	**(696)**	**(12)**	**(7)**	**(715)**
Banking Service Fees	2,121	(0)	-	2,121
Result from Operations of Insurance, Capitalization and Pension Plans	218	-	-	218
Non-Interest Expenses	(2,912)	3	-	(2,909)
Tax Expenses for ISS, PIS and COFINS	(435)	-	(7)	(442)
Equity in the Earnings of Associated Companies	55	(18)	-	38
Other Operating Income	256	3	-	260
Operating Income	**1,941**	**(28)**	**51**	**1,964**
Non-Operating Income	10	(0)	-	10
Income before Tax	**1,951**	**(28)**	**51**	**1,974**
Income Tax and Social Contribution	**(339)**	**2**	**(51)**	**(388)**
Profit Sharing	**(144)**	**-**	**-**	**(144)**
Minority Interests	**(43)**	**26**	**-**	**(17)**
Net Income	**1,425**	**-**	**-**	**1,425**

Reconciliation of the Managerial Financial Margin of the Management of the Foreign Exchange Risk of the Investments Abroad (table on the previous page); R$ 125 million - R$ 19 million = R$106 million.

Executive Summary
First Quarter of 2006

Net Income and Annualized Return on Average Equity



- Net Income (R$ Million)
- ROE Annualized Linearly (%)
- ROE Annualized Exponentially (%)

We achieved consolidated net income of R$ 1,460 million in the first quarter of 2006, which corresponds to a 2.5% increase in relation to the result achieved in the last quarter of the previous year. The stockholders' equity of the parent company amounted to R$ 16,619 million at March 31, 2006, with a 6.8% increase in comparison with the final balance of 2005.

The annualized return on average equity reached 36.3%, and the annualized return on average total assets came to 3.7% in the period. We note that this quarter we changed the methodology of calculation used for transforming quarterly performance indicators into annual ones, by starting to show annualized rates on a straight-line basis, instead of exponentially annualized rates. The solvency ratio (BIS Ratio) remained practically unchanged, at 16.9% in March 2006, compared to 17.0% in December 2005.

Credit Operations (*)

R$ Billion



- Foreign Currency
- Local Currency

(*) Endorsements and sureties included

Loan Portfolio

R$ Million

	Mar 31, 06	Dec 31, 05	Mar 31, 05	Variation (%) mar06-dec05	Variation (%) mar06-mar05
Individuals (A)	30,813	28,471	20,770	8.2%	48.4%
Credit Card	6,904	7,216	5,033	-4.3%	37.2%
Personal Loans	11,457	10,320	8,467	11.0%	35.3%
Vehicles	12,451	10,936	7,270	13.9%	71.3%
Small businesses and middle market (B)	13,741	12,784	10,496	7.5%	30.9%
Directed loans (C)	4,529	4,541	4,338	-0.3%	4.4%
Sub-Total (A) + (B) + (C)	**49,084**	**45,797**	**35,604**	**7.2%**	**37.9%**
Corporate	22,962	21,960	21,408	4.6%	7.3%
Total	**72,046**	**67,756**	**57,012**	**6.3%**	**26.4%**

The balance of the loan portfolio, including endorsements and sureties, grew R$ 4,290 million in the quarter, to reach R$ 72,046 million. The highlight of the period was the 13.9% increase in the balance of vehicle financing transactions, which totaled R$ 12,451 million. Personal loan transactions also showed significant growth in the quarter, increasing 11.0%, to reach a balance of R$ 11,457 million. With regard to the portfolio of Business Customers, the loans to micro, small and medium businesses stand out; they reached R$ 13,741 million, with a 7.5% increase in relation to the closing balance of the previous quarter.

Managerial Financial Margin

R$ Million



- Banking Operations
- Management of Foreign Exchange Risk from Investments Abroad
- Treasury

The managerial financial margin grew R$ 423 million in the period, to total R$ 4,073 million. Banking operations were the main factor responsible for this growth, generating a financial margin of R$ 3,628 million, with an increase of R$ 277 million in relation to the previous quarter. The financial margin of the banking operations was driven basically by the expansion of the balance of the loan portfolio, by the change in its mix, and by the accrual of revenues and expenses from deposits and liabilities connected with tax and social security appeals, which started to be recognized on an accrual basis, contributing R$ 169 million to the financial margin. Furthermore, there was a reversal in the quarter of R$ 90 million of additional provision to cover risks of present and future swings in the quotations of securities, because of the continuous decline of the volatility risk in the financial markets. The performance of treasury resulted in a financial margin of R$ 296 million in the quarter, a rise of R$ 162 million in relation to the previous quarter. This increase is basically associated with gains from strategies adopted in the domestic and international markets, highlighting local fixed rate positions, transactions involving foreign exchange parities, derivative financial instruments, and trading in sovereign debt securities. Finally, the fall in the CDI rate between the quarters caused an impact on the financial margin of the management of the foreign exchange risk of the investments abroad, reducing it by R$ 16 million.

Executive Summary

First Quarter of 2006

NPL Ratio(*) - Individuals x Businesses (%)



NPL Ratio - Businesses
NPL Ratio - Individuals
NPL Ratio

(*) *Nonperforming Loans*: Loans overdue for more than 60 days.

Our level of nonperforming loans reached the rate of 4.0% at the closure of the quarter, which corresponds to a growth of 50 basis points in relation to the previous quarter. This increase was expected, since it is associated with our strategy of expanding the volume and changing the mix of the loan portfolio, aiming at transactions capable of generating larger contributions to the financial margin. Our models for evaluating credit risk adopt a methodology that seeks to estimate the risk in a stress test from a complete view of the economic cycle, taking into consideration in particular the possibilities of reversal of cycles. Accordingly, in view of the growth of the loan portfolio and of the alteration in its mix, we expanded the balance of the provision in excess of the minimum required by the banking authorities to R$ 1,500 million in the first quarter of 2006, which contributed towards the R$ 130 million growth in the expenses of the period.

Banking Service Fees

R$ Million



In the first quarter of 2006, banking service fees totaled R$ 2,121 million, remaining stable in relation to the previous quarter. In the period, the highlights were: the R$ 19 million increase in the revenues from fund management, relating to the increase in the volume of assets under management; the R$ 15 million increase in the revenues from brokerage, from our growing activity as an investment bank; and the R$ 12 million growth of the revenues from loan transactions, because of the increase in the volumes of vehicle financing, leasing, and installment loans. On the other hand, these increases were offset by the R$ 52 million fall in the revenues from credit cards, relating in part to the seasonal warm-up of economic activity in the fourth quarter of the year and later reduction in the first quarter of the subsequent year.

Non Interest Expenses

R$ Million



Non-interest expenses added up to R$ 2,782 million, which corresponds to a 4.4% reduction in relation to the expenses of the previous quarter. Basically, the first quarter of 2006 was characterized by a seasonal reduction in non-interest expenses, after a period with a greater concentration of expenses, characterized by the months that precede the end of year festivities, as can be observed in the graph on the left. Accordingly, the efficiency ratio was positively affected, reaching 45.4%, which corresponds to a 470 basis points reduction in relation to the previous period.

Efficiency Ratio (%) (*)



(*) The efficiency ratio calculation criteria are detailed on page 19.

Unrealized Result

R$ Million



The unrealized profit / (loss) in the results amounted to R$ 2,535 million at March 31, 2006, growing R$ 601 million in relation to the previous quarter. This increase arises basically from the appreciation of the shares of Banco BPI which are part of our investment. On the other hand, the impact of the reversal of R$ 90 million of additional provision for securities was fully absorbed by the increase in the market value of the loan transactions, associated, in turn, with a fall in the interest rates practiced in the transactions, and used in determining the present value of the portfolio. Finally, we note that the provision in excess of the minimum required to cover doubtful debts, totaling R$ 1,500 million, is not taken into consideration in determining the unrealized profit / (loss).

Executive Summary

Consolidated Balance Sheet

R$ Million

ASSETS	Mar 31, 06	Dec 31, 05	Mar 31, 05	Variation mar06-dec05	Variation mar06-mar05
Current and Long Term Assets	**160,290**	**148,367**	**143,404**	**11,923**	**16,886**
Cash And Cash Equivalents	2,332	2,085	1,963	247	369
Short-term Interbank Deposits	22,362	22,877	22,002	(515)	360
Securities and Derivative Financial Instruments	35,601	33,128	29,750	2,473	5,851
Interbank and Interbranch Accounts	13,471	13,707	11,932	(235)	1,540
Loans, Leasing Operations and Other Credits	63,969	60,636	50,980	3,334	12,989
(Allowance for Loan Losses)	(4,668)	(4,107)	(3,288)	(561)	(1,380)
Other Assets	27,223	20,042	30,065	7,181	(2,843)
Foreign Exchange Portfolio	12,621	6,514	13,417	6,107	(796)
Others	14,602	13,528	16,648	1,074	(2,046)
Permanent Assets	**2,914**	**2,875**	**2,998**	**39**	**(85)**
Investments	827	749	842	78	(15)
Fixed Assets	1,808	1,854	1,926	(46)	(119)
Deferred Changes	279	272	230	8	49
TOTAL ASSETS	**163,204**	**151,241**	**146,403**	**11,962**	**16,801**

R$ Million

LIABILITIES	Mar 31, 06	Dec 31, 05	Mar 31, 05	Variation mar06-dec05	Variation mar06-mar05
Current and Long Term Liabilities	**145,171**	**134,487**	**130,524**	**10,684**	**14,647**
Deposits	51,688	50,520	44,025	1,168	7,663
Demand Deposits	11,681	12,689	10,669	(1,009)	1,012
Savings Account	19,204	19,783	19,024	(579)	180
Interbank Deposits	800	646	1,055	155	(255)
Time Deposits	20,003	17,402	13,277	2,601	6,726
Deposits Received under Securities Repurchase Agreements	21,915	22,031	17,367	(116)	4,548
Funds from Acceptances and Issue of Securities	6,714	4,961	3,750	1,754	2,965
Interbank and Interbranch Accounts	2,271	1,043	2,085	1,228	186
Borrowings and On-lendings	8,201	9,156	10,229	(956)	(2,029)
Derivative Financial Instruments	2,290	2,436	2,243	(146)	47
Technical Provisions for Insurance, Pension Plans and Cap.	15,538	14,640	11,554	899	3,984
Other Liabilities	36,554	29,701	39,271	6,852	(2,718)
Foreign Exchange Portfolio	12,813	6,634	13,567	6,179	(754)
Subordinated Debt	4,471	4,584	4,770	(114)	(299)
Others	19,270	18,482	20,934	788	(1,664)
Deferred Income	**73**	**71**	**45**	**2**	**28**
Minority interest in subsidiaries	**1,341**	**1,124**	**1,205**	**218**	**137**
Stockholder's Equity	**16,619**	**15,560**	**14,629**	**1,059**	**1,990**
TOTAL LIABILITIES	**163,204**	**151,241**	**146,403**	**11,962**	**16,801**
Deposits	51,688	50,520	44,025	1,168	7,663
Assets under Management	135,576	120,287	105,197	15,290	30,379
Total Deposits + Assets Under Management	187,264	170,807	149,222	16,458	38,042

Executive Summary

Consolidated Statement of Income

R$ Million

	1st Q./06	4th Q./05	1st Q./05	Variation 1st Q06 - 4th Q05	Variation 1st Q06 - 1st Q05
Managerial Financial Margin	**4,073**	**3,650**	**2,986**	**423**	**1,087**
• Banking Operations	3,628	3,351	2,605	277	1,023
• Treasury	296	134	235	162	62
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	149	165	146	(16)	3
Result from Loan Losses	**(1,287)**	**(971)**	**(594)**	**(315)**	**(693)**
Provision for Loan and Lease Losses	(1,445)	(1,217)	(756)	(228)	(690)
Credits Recoveries and Renegociated	159	246	162	(87)	(4)
Net Income from Financial Operations	**2,787**	**2,679**	**2,392**	**108**	**394**
Other Operation Income (Expenses)	**(667)**	**(715)**	**(475)**	**49**	**(191)**
Banking Service Fees	2,121	2,121	1,794	1	327
Result from Operations of Insurance, Cap. and Pension Plans	226	218	206	8	20
Non-Interest Expenses	(2,782)	(2,909)	(2,371)	127	(411)
Tax Expenses for ISS, PIS and COFINS	(425)	(442)	(340)	17	(86)
Equity in the Earnings of Associated Companies	61	38	124	23	(63)
Other Operating Income	132	260	112	(127)	21
Operating Income	**2,120**	**1,964**	**1,917**	**156**	**203**
Non-operating Income	(2)	10	6	(12)	(8)
Income before Tax	**2,118**	**1,974**	**1,923**	**144**	**195**
Income Tax and Social Contribution	**(449)**	**(388)**	**(468)**	**(61)**	**18**
Extraordinary Results	**0**	**0**	**(142)**	**0**	**142**
Profit Sharing	**(167)**	**(144)**	**(92)**	**(23)**	**(76)**
Minority Interests	**(42)**	**(17)**	**(81)**	**(25)**	**39**
Net Income	**1,460**	**1,425**	**1,141**	**35**	**319**
Number of shares outstanding (1) (in thousands)	1,107,735	1,104,009	1,136,768	3,725	(29,033)
Book value per share - (R$) (1)	15.00	14.09	12.87	0.91	2.13
Net income per share - (R$) (1)	1.32	1.29	1.00	0.03	0.31

(1) A stock split was carried out in Oct/05 . All prior periods amounts have been adjusted for better comparability.

Executive Summary - First Quarter of 2006
Income by Segment
Itaubanco

The net income achieved by Itaubanco in the first quarter of 2006 amounted to R$ 824 million, which corresponds to a 7.1% reduction in relation to the previous quarter. Itaubanco's managerial financial margin grew R$ 394 million in relation to the previous quarter, reaching R$ 2,529 million. The main factors responsible for this increase were: the increase in the loan transactions aimed at the financing of consumption; the accrual of revenues and expenses from deposits and liabilities connected with the lodging of tax and social security appeals, causing an impact of R$ 169 million on the financial margin; a larger reversal of additional provision for covering risks of present and future swings in the quotations of securities and the R$ 78 million increase in the net results from treasury, which occurred basically because of gains on derivative financial instruments and from the trading of sovereign debt securities. On the other hand, the expenditure connected with credit risk (NPL) grew R$ 258 million in the quarter, as a result of the increase of the loan portfolio, of the growth of overdue transactions and of a greater expense for the setting up of provision in excess of the minimum required by the banking authorities (an expense of R$ 66 million in this quarter, compared to R$ 45 million in the previous quarter); there was a R$ 72 million reduction in the revenue from recoveries of loans written off as a loss. With regard to this last factor, we note that in the fourth quarter of 2005 we had carried out an intense loan recovery campaign, taking advantage of the inflow of the thirteenth-month salary into the economy. The variation in the Others item is explained basically by the recognition, in the fourth quarter of 2005, of the revenue connected with the termination of the partnership contract entered into between us and America Online Latin America Inc. (AOLA), in the amount of R$ 120 million. Furthermore, we had an increase of R$ 21 million in tax expenses for ISS, PIS and COFINS, associated with the updating of judicial deposits and liabilities for tax and social security risks.

Itaú BBA

In the first quarter of 2006, Itaú BBA achieved a financial margin of R$ 611 million, which reflects a 10.4% increase in relation to the previous quarter. The financial margin from banking operations totaled R$ 281 million in the period, with a 7.4% reduction in relation to the previous quarter, basically because of the fall in the interest rate that remunerates the capital allocated to the banking operations. The financial margin of treasury added up to R$ 285 million in the period, reflecting the strategies adopted by Itaú BBA in the domestic and international markets, especially the local fixed rate positions, the transactions involving foreign exchange parities, and the positions in Brazilian sovereign debt securities. The result from doubtful loans showed a R$ 13 million reversal of provision in the first quarter of 2006, basically because of revaluations of risk ratings and effects of the appreciation of the real against the US dollar. Banking service fees totaled R$ 131 million in the first quarter of 2006, a 20.8% increase in relation to the previous quarter, associated with the revenues coming from investment banking transactions and the increase in the cash management services offered to the customers. Non-interest expenses totaled R$ 168 million, showing a 28.4% reduction in relation to the previous quarter, as a result of the R$ 74 million managerial adjustment recorded in the last quarter of 2005, relating to the revaluation of the profile and potential of the customers and their subsequent reallocation to the most suitable segment.

Itaucred

In the first quarter of 2006, the net income of the Itaucred segment added up to R$ 130 million, which corresponds to a 41.8% increase in relation to the previous period. The managerial financial margin of the banking operations grew R$ 88 million in this period, to reach R$ 820 million. This increase is associated with the expansion in the volume of the loan transactions, with special mention of the vehicle financing transactions. The credit card transactions of customers not holding a current account showed a reduction in receivables of R$ 568 million, after the year-end seasonal growth. However, the volume financed grew R$ 434 million in the quarter, expanding the segment's contribution to the financial margin. This increase in the volume financed also produced an impact on the expense for provision for doubtful loans, contributing to its increase. In the quarter, we expanded by R$ 64 million the balance of the provision in excess of the minimum required by the banking authorities in the Itaucred segment. With regard to Taií, the first quarter of 2006 was characterized by the continued expansion of the operation, with the increase in the number of outlets, expansion of the offer of financial products and services, and the improvement of the already existing products. Taií ended the first quarter of 2006 with 4.5 million customers, which corresponds to a 19.0% increase in relation to the close of 2005. Furthermore, with less than 2 years in operation in the market, Taií has become the finance company with the greatest coverage in Brazil, through almost 700 points of sale.

Corporation

The results of the Corporation are basically derived from the financial results arising from the investment of our excess capital, as well as from the occasional occurrence of extraordinary items in the results. In the first quarter of 2006, the net income of the corporation totaled R$ 115 million, impacted by higher income from participating interests in associated companies and by the effect of the mark-to-market adjustments of its investments arising from tax incentives.

Executive Summary

First Quarter of 2006

The pro forma financial statements of Itaubanco, Itaú BBA, Itaucred and Corporation segments, set out below, are based on managerial information and reflect more accurately the performance of our various business units. The variations that turn up in the income statements of the segments, between the first quarter of 2006 and the fourth quarter of 2005, are presented bellow:

PRO FORMA STATEMENT OF INCOME PER SEGMENT

R$ Million

	1st Q./06	4th Q./05	Variation	1st Q./05
Itaubanco				
Managerial Financial Margin	2,529	2,135	394	1,994
Result from Loan Losses	(928)	(671)	(258)	(434)
Banking Service Fees	1,721	1,741	(20)	1,544
Non-Interest Expenses [1]	(2,097)	(2,120)	23	(1,933)
Income Tax and Social Contribution	(279)	(281)	2	(336)
Other [2]	(122)	84	(206)	(35)
Net Income of Itaubanco (A)	*824*	*888*	*(63)*	*801*
Itaú BBA				
Managerial Financial Margin	611	554	57	345
Result from Loan Losses	13	127	(114)	56
Banking Service Fees	131	108	22	79
Non-Interest Expenses [1]	(168)	(234)	67	(130)
Income Tax and Social Contribution	(125)	(119)	(6)	(79)
Other [2]	(72)	(56)	(15)	(23)
Net Income of Itaú BBA (B)	*390*	*379*	*11*	*247*
Itaucred				
Managerial Financial Margin	820	732	88	445
Result from Loan Losses	(371)	(308)	(63)	(155)
Banking Service Fees	270	276	(6)	172
Non-Interest Expenses [1]	(496)	(517)	21	(296)
Income Tax and Social Contribution	(37)	(23)	(15)	(42)
Other [2]	(55)	(68)	13	(28)
Net Income of Itaucred (C)	*130*	*92*	*38*	*96*
Corporation				
Managerial Financial Margin	114	230	(116)	202
Banking Service Fees	(1)	(4)	3	(1)
Non-Interest Expenses [1]	(21)	(37)	16	(12)
Income Tax and Social Contribution	(8)	34	(42)	(11)
Extraordinary Result	-	-	-	(142)
Other [3]	32	(156)	188	(39)
Net Income of Corporation (D)	*115*	*66*	*49*	*(3)*
NET INCOME of ITAÚ (A)+(B)+(C)+(D)	*1,460*	*1,425*	*35*	*1,141*

(1) Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses - CPMF and Other Taxes, and Other Operating Expenses.
(2) Includes the Income from Insurance, Pension Plan and Capitalization Operations, Tax Expenses - ISS, PIS and COFINS, Other Operating Revenues, Non-Operating Income and Profit Sharing.
(3) Includes Result from Doubtful Accounts, Tax Expenses - ISS, PIS and COFINS, Equity in the Earnings of Associated Companies, Other Operating Revenues, Non-Operating Income, Profit Sharing and Minority Interests in Subsidiary Companies.



Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income

Analysis of the Consolidated Net Income

Foreign Exchange and Interest

The Monetary Policy Committee's process of reducing the basic interest rate (Selic) continued throughout the first quarter of 2006, lowering the target for the basic interest rate from 18.0% p.y. in December 2005 to 16.5% p.y. in March 2006. In the period, the real once again appreciated against the US dollar, reaching a quotation of R$ 2.1724, which is equivalent to a 7.2% variation in the quarter. The country risk, represented by the Emerging Markets Bond Index (EMBI) reached 235 basis points at March 31, which represents a significant reduction compared to the 305 basis points at the close of 2005.

In the quarter, investments by foreigners in public securities and in venture capital funds were exempted from income tax, with the objective of facilitating the lengthening of the maturity profile of the public debt and the fall of interest rates.

Macroeconomic Index

	Mar 31, 06	Dec 31, 05	Mar 31, 05
EMBI Brazil	235	305	456
CDI (in the Quarter)	4.0%	4.3%	4.2%
Exchange Rate (Var. in the Quarter)	-7.2%	5.3%	0.4%
Exchange Rate (Quotation in R$)	2.1724	2.3407	2.6662
IGPM (in the Quarter)	0.7%	1.0%	1.5%
Savings (TR + 6% p.y.)	2.0%	2.1%	2.1%

Net Income in the First Quarter of 2006

We achieved consolidated net income of R$ 1,460 million in the first quarter of 2006, which corresponds to a 2.5% increase in relation to the net income achieved in the last quarter of the previous year. At March 31, 2006, the stockholders' equity of the parent company reached a balance of R$ 16,619 million, showing 6.8% growth when compared to the closing balance of the previous quarter. These factors made the annualized return on average equity (ROE) reach 36.3% in the period (we remind you that from this quarter onwards the ROE ratio is being annualized on a straight-line basis).

The total balance of assets reached R$ 163,204 million at the end of the quarter, which is equivalent to growth of 7.9% in relation to the previous period. This increase is associated basically with the expansion of the balance of the loan portfolio and to the intensification of the transactions at the Itaú and Itaú BBA Customer

dealing rooms, generating foreign exchange arbitrage with the objective of hedging the positions taken up in our commercial activities. Accordingly, the annualized return on average total assets (ROA) reached 3.7% in the period.

In the first quarter of 2006, the total of the loan portfolio, including endorsements and sureties, reached R$ 72,046 million, growing 6.3% in the period, and contributing to the consistent and sustainable expansion of our financial margin.

The portfolio of Individual Customers grew 8.2% in the quarter, to reach R$ 30,813 million. The vehicle financing and leasing transactions saw an increase of R$ 1,516 million in the period, followed by the increase of R$ 1,138 million in personal loan transactions. On the other hand, the total balance of credit card transactions saw a seasonal reduction of R$ 311 million, to reach R$ 6,904 million. It is, however, important to point out that, in spite of the fall of R$ 1,122 million in receivables, the volume financed of the credit card transactions grew R$ 810 million in the quarter.

The loan portfolio of Business Customers had an increase of 5.6% in the period, reaching R$ 36,703 million. The portion referring to micro, small and medium companies grew 7.5% in the quarter, to a total of R$ 13,741 million, while loans to large companies added up to R$ 22,962 million, which corresponds to a 4.6% increase in relation to the previous quarter.

To finalize, the balance of mandatory loans showed a reduction of 0.3% in a comparison between quarters, amounting to R$ 4,529 million.

Composition of Credit Portfolio



Analysis of the Consolidated Net Income

Financial Margin

Our managerial financial margin added up to R$ 4,073 million in the first quarter of 2006, showing an 11.6% increase in relation to the previous quarter.

The managerial financial margin of banking operations totaled R$ 3,628 million, with 8.3% growth in the comparison between the quarters. One of the main components responsible for this change was the increase in the volume of loan transactions, simultaneously with the change in the portfolio's mix. Products aimed at the retail sector and micro, small and medium businesses, such as Leasing for Individuals, Autobank, Installment Loans, Loans in Current Account and Working Capital Loans, enjoyed noteworthy growth in the period.

With regard to the change in the mix, the balance of loan transactions with Individual Customers amounted to R$ 30,813 million in the quarter, which is equivalent to 42.8% of the total balance of the portfolio, while in the previous quarter they corresponded to 42.0%. Accordingly, the financial margin on loans showed growth of R$ 153 million, in a comparison between the quarters.

In this period, we also had the accrual of revenues and expenses on deposits and liabilities connected with tax and social security appeals, resulting in an impact of R$ 169 million in the managerial financial margin. This accrual of revenues and expenses is connected with the change in our accounting procedures, since their recognition used to take place on a cash basis, and is now done on an accrual basis.

The reversal of R$ 90 million of the additional provision to cover risks of present and future swings in the quotations of securities represents an increase of R$ 60 million in relation to the reversal carried out in the previous quarter. Our models for quantifying risks of future losses in the securities portfolio take into consideration the probability of stress scenarios occurring. The clear evidence that the economic environment has been improving - considering, among other factors, the risk level measured by the EMBI index - has contributed towards our models starting to indicate a lower need for provisions, resulting in the adjustments carried out to the total balance of additional provision for securities in the last few quarters.

The interest margin on own and third party capital showed a reduction of R$ 105 million, when we compare the first quarter of 2006 with the last quarter of 2005. This reduction is basically associated with the fall in the interest rate that remunerates both of these types of capital.

The managerial financial margin of treasury totaled R$ 296 million in the quarter, which corresponds to an increase of R$ 162 million in relation to the last quarter of 2005. This variation is basically associated with gains from the strategies adopted by Itaú and Itaú BBA in the domestic and international markets, highlighting local fixed rate positions, transactions involving foreign exchange parities, derivative financial instruments, and trading in sovereign debt securities.

The financial margin on the management of the foreign exchange risks on the investments abroad - net of tax effects - showed a reduction of R$ 16 million in the comparison with the previous quarter, which is related to the fall in the CDI rate in the period.

Finally, the annualized rate of the managerial financial margin reached 15.1% in the first quarter of 2006, which represents a noteworthy evolution in relation to the rate of 14.3% in the last quarter of the previous year. This increase arose from the interaction of the factors described above. If we were to normalize this rate, removing from the financial margin the impacts of the reversal of excess provision for securities and of the recognition of revenues and expenses from judicial deposits and liabilities for tax and social security risks, we would get an annualized rate for the managerial financial margin of 14.1% in the first quarter of 2006, as well as in the fourth quarter of 2005.

Managerial Net Interest Margin Analysis

R$ Million

	1st Q./06	4th Q./05	1st Q./05
Managerial Financial Margin (A)	4,073	3,650	2,986
Average Balance from Operations (B)	108,231	102,422	92,804
Average Cash and Cash Equivalents + Short-Term Interbank Deposits + Securities - Money Market Funding - Derivative Financial Instruments	34,857	33,682	33,843
Average Interbank and Interbranch Accounts	13,589	12,856	11,405
Average Net Foreign Exchange Portfolio	(156)	(240)	(198)
Average Net Loans (*)	59,942	56,124	47,754
Managerial Net Interest Margin = A/B	15.1%	14.3%	12.9%

Note: The quarter's average balance is given by the arithmetical average of the balance on the last day of both the current quarter and the previous quarter.
(*) Average Loan and Leasses net of *nonperforming* Loans.

Analysis of the Consolidated Net Income

Results for Loan and Lease Losses

Analysis of Results from Loan Losses

R$ Million

	1st Q./06			4th Q./05			1st Q./05
	Individuals	Businesses	Total	Individuals	Businesses	Total	Total
(Increase)/Generic Reversal	(44)	(15)	(59)	(128)	(26)	(155)	(74)
(Increase)/Specific Reversal	(1,044)	(212)	(1,256)	(777)	(115)	(892)	(532)
Subtotal (Increase)/Reversal	**(1,088)**	**(226)**	**(1,315)**	**(905)**	**(141)**	**(1,047)**	**(606)**
Exceeding Provision			(130)			(170)	(150)
Expenses for Provision for Loan Losses			**(1,445)**			**(1,217)**	**(756)**
Credits Recoveries and Renegotiated			159			246	162
Result from Loan Losses			**(1,287)**			**(971)**	**(594)**

The expense for provision for doubtful loans in the first quarter of 2006 added up to R$ 1,445 million, which corresponds to an 18.7% increase in relation to the previous quarter. The growth of overdue transactions was the main factor responsible for the expansion in the expense for credit risk in the first quarter of 2006. In particular, loans to Individual Customers were those that brought the largest contribution towards the increases in expenses for specific provisions in the period.

Our models for credit risk evaluation take into consideration the possibility of undesired volatility on the level of the provision set up, associated with a possible reversal of economic cycles. To do so, they use a methodology that seeks to estimate the credit risk for a 24-month horizon, based on a complete view of the economic cycle and taking into consideration, in particular, the impact of the change in economic factors on the debtors' behavior.

The application of these models in the current context of constant growth in the balance of our portfolio, together with the change in the product and customer mix, has resulted in the need for increasing the balance of total provision in excess of the minimum required by the regulatory authority of the banking industry. Accordingly, in this period, we expanded by R$ 130 million the balance of the provision in excess of the minimum required, to reach R$ 1,500 million.

The revenue from the recovery of loans written off as a loss went back to the levels that preceded the occasional events that marked the last few quarters, adding up to R$ 159 million in the period, which is in line with the level observed in the first quarter of 2005.

In the first quarter of 2006, the adjusted banking product added up to R$ 3,111 million, with a reduction of R$ 129 million in relation to the previous quarter. Essentially, the adjusted banking product showed a fall because of the growth in the expenses for doubtful loans.

Contribution of the Change of Mix of the Credit Portfolio

R$ Million

	1st Q./06	4th Q./05	3rd Q./05	2nd Q./05	1st Q./05
Managerial Financial Margin - Banking Operations (A)	3,628	3,351	3,104	2,956	2,607
Banking Service Fees with Operations of Credit and Credit Cards (B)	847	888	770	732	684
Taxes Expenses for PIS and COFINS (C)	(208)	(197)	(180)	(171)	(153)
Banking Product (D = A + B + C)	**4,267**	**4,042**	**3,694**	**3,516**	**3,138**
Adjustment 1 - Results from Loan and Lease Losses (E)	(1,287)	(971)	(784)	(491)	(594)
Adjustment 2 - Revision of Classification - Operations with Real Estate Security(F)	-	-	-	(135)	-
Adjustment 3 - Exceeding Provision (G)	130	170	50	-	150
Results from Loan and Lease Losses Adjusted (H = E + F + G)	**(1,157)**	**(801)**	**(734)**	**(626)**	**(444)**
Adjusted Banking Product (I = D + H)	**3,111**	**3,240**	**2,960**	**2,890**	**2,694**
Average Credit Operations (*) (J)	**59,942**	**56,124**	**52,252**	**50,122**	**47,754**
Adjusted Banking Product / Average Credit Operations - annualized (I/J)	**20.8%**	**23.1%**	**22.7%**	**23.1%**	**22.6%**

(*) Average balance of credit portifolio net of *nonperforming* operations.

Analysis of the Consolidated Net Income

The nonperforming loans ratio showed an unexpected rise in the quarter, reaching 4.0%, compared to the ratio of 3.5% in the previous quarter. This increase arises from our strategy of channeling funds into transactions capable of generating greater financial margins, which simultaneously means taking on greater risks.

The total balance of the abnormal portfolio exceeded the balance of the provision for doubtful loans by R$ 260 million in the first quarter of 2006.

The coverage ratio - calculated by dividing the balance of the provision for doubtful loans by the balance of loans overdue for more than 60 days - reached 181%, which is a level regarded by us as adequate for the current economic environment and for the composition of the portfolio.

Abnormal Portfolio (*)

R$ Million

	Mar 31,06	Dec 31,05	Sep 30,05
Abnormal Portfolio	4,928	3,959	3,600
Provision for Loan Losses	(4,668)	(4,107)	(3,656)
Difference	(260)	149	56

(*) Abnormal Portfolio is the total of installments overdue for more than 15 days.

Coverage Ratio (*)



202% 204% 210% 220% 221% 203% 200% 192% 181%

Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06

(*) Provision for Loans and Lease Losses / Total Non Performing Loans

Non Performing Loans

R$ Million

	Mar 31,06	Dec 31,05	Sep 30,05
Total Nonperforming Loans (a)	2,585	2,137	1,824
Provision for Loan Losses	(4,668)	(4,107)	(3,656)
Credit Portfolio (b)	63,969	60,636	55,573
NPL Ratio [(a) / (b)] x 100	4.0%	3.5%	3.3%

(a) Loans overdue for more then 60 days and without generation of revenues on the accrual.
(b) Endorsements and Sureties not included.

Movements of Credit Portfolio

R$ Million

	1st Q./06			4th Q./05		
	Individuals	Businesses	Total	Individuals	Businesses	Total
Previous Balance	30,573	30,063	60,636	27,398	28,175	55,573
New Contracts	11,135	11,654	22,789	9,581	14,984	24,565
Accrual/ Movements	(2,405)	(1,569)	(3,974)	(1,255)	(1,131)	(2,386)
Settlement	(5,560)	(9,043)	(14,603)	(4,480)	(11,867)	(16,347)
Write-off	(773)	(106)	(878)	(671)	(98)	(768)
Final Balance	32,970	31,000	63,969	30,573	30,063	60,636

Movements of Provision for Loan Losses

R$ Million

	1st Q./06				4th Q./05			
	Individuals	Businesses	Exceeding Allowance	Total	Individuals	Businesses	Exceeding Allowance	Total
Previous Balance	(2,006)	(733)	(1,370)	(4,107)	(1,772)	(686)	(1,200)	(3,656)
New Contracts	(706)	(160)	-	(865)	(628)	(180)	-	(808)
Risk Level Transfer	(883)	(150)	-	(1,033)	(719)	(123)	-	(842)
Accrual/ Movements	8	(34)	-	(27)	(497)	(99)	-	(596)
Settlement	493	117	-	611	939	260	-	1,199
Exceeding Allowance	-	-	(130)	(130)	-	-	(170)	(170)
Total	(1,088)	(226)	(130)	(1,445)	(905)	(142)	(170)	(1,217)
Write-off	773	106	-	878	671	98	-	768
Exchange Variation on the Provision Balance Abroad	-	6	-	6	-	(3)	-	(3)
Final Balance	(2,321)	(848)	(1,500)	(4,668)	(2,006)	(733)	(1,370)	(4,107)

Analysis of the Consolidated Net Income

Banking Service Fees

R$ Million

	1st Q./06	4th Q./05	Variation 1stQ./06 - 4thQ./05	1st Q./05
Resources Management	**449**	**430**	**19**	**398**
Mutual Fund Management Fees	434	415	19	385
Income from Administration of Consortium	15	16	(0)	13
Current Account Services	**386**	**375**	**11**	**349**
Credit Operations and Guarantees Provided	**388**	**371**	**16**	**271**
Credit Operations	360	349	12	247
Income from Guarantees Provided	27	23	5	23
Collection Services	**224**	**220**	**4**	**209**
Collection	109	107	2	95
Interbank Fees (Bills, Checks and Documents)	53	51	2	49
Tax Collection	63	62	0	65
Credit Cards	**487**	**539**	**(52)**	**437**
Others	**189**	**185**	**4**	**131**
Foreign Exchange Services	7	6	1	12
Brokerage Services	59	44	15	28
Income from Inquiries of the Serasa Databases	50	66	(17)	39
Custody Services and Managed Portfolios	19	19	0	11
Other Services	54	49	5	41
Total	**2,121**	**2,121**	**1**	**1,794**

During the first quarter of 2006, Banking Service Fees totaled R$ 2,121 million, the same level posted in the fourth quarter of 2005.

The coverage index of Banking Service Fees to Non-Interest Expenses was 76% in the first quarter of 2006, compared to 73% in the prior quarter. Considering only Personnel Expenses, Banking Service Fees showed a coverage index of 187%, compared to 203% in the last quarter of 2005.

The significant R$ 19 million rise in Mutual Fund Management Fees, amounting to R$ 434 million in the quarter, was mainly driven by the increased volume of assets under management and is detailed in the segment analysis.

The Brokerage Services Income reached R$ 59 million in the first quarter of 2006, presenting a growth of 34%.

This increase arises from the efforts in investment bank activities represented by the primary offerings of shares coordinated by Itaú Corretora together with Itaú BBA.

The R$ 12 million increase in Revenues from Credit Transactions, adding up to R$ 360 million in the quarter, is attributable to the higher volume of leasing, vehicle and retail financing.

Income from Inquiries of the Serasa Databases decreased by R$ 17 million due to the elimination of the accounting timing gap of the company in the last quarter of 2005.

Current Account Services increased by R$ 11 million, reaching R$ 386 million in the first quarter of 2006, due to the change in the volume of transactions and price readjustment implemented in December 2005.

Revenues from Credit Cards declined in part as a result of the seasonal effect typically seen in the fourth quarter, as described in detail in the segment analysis.

Banking Service Fees Coverage Index over Non-Interest Expenses (*)



(*) Calculated by dividing Banking Service Fees by Personnel Expenses and by Non-Interest Expenses (Personnel Expenses, Others Administrative Expenses, Tax Expenses of CPMF and Others and Other Operating Expenses)

Number of Active Clients(*) and Current Accounts



(*) Conceptually, a client (represented by a CPF/CPNJ number) is considered active if there has been one or more transactions in the current account in the last six months or a not null balance in cash deposit.

Analysis of the Consolidated Net Income

Non-Interest Expenses

R$ Million

	1st Q./06	4th Q./05	Variation 1stQ06-4thQ05	1st Q./05
Personnel Expenses	**1,132**	**1,046**	**86**	**955**
Remuneration	607	607	(0)	518
Charges	182	186	(4)	163
Social Benefits	166	156	10	138
Training	10	17	(7)	8
Employee Resignation and Labor Claims	167	82	85	128
Single Bonus	-	(2)	2	-
Other Administrative Expenses	**1,229**	**1,422**	**(192)**	**1,101**
Data Processing and Telecommunication	291	320	(29)	276
Depreciation and Amortization	139	179	(40)	145
Premises	181	202	(21)	160
Third-Party Services	217	239	(22)	190
Financial System Service	107	108	(1)	82
Advertising, Promotions and Publications	77	132	(55)	62
Transportation	51	54	(3)	46
Materials	47	48	(1)	37
Security	38	38	0	32
Legal and Judicial Suit	16	20	(4)	18
Travel Expenses	11	16	(5)	9
Others	55	67	(12)	45
Other Operating Expenses	**338**	**377**	**(39)**	**239**
Provision for contingencies	85	83	2	86
Tax and Social Securities	11	4	7	33
Civil Lawsuits	74	70	4	53
Others	-	8	(8)	-
Sales - Credit Cards	68	64	4	62
Claims	54	59	(5)	25
Others	131	171	(40)	66
Tax Expenses	**82**	**65**	**17**	**76**
CPMF	58	41	17	58
Other taxes	24	23	0	18
TOTAL NON-INTEREST EXPENSES	**2,782**	**2,909**	**(127)**	**2,371**

Non-interest expenses declined by R$ 127 million in the first quarter of 2006 compared to the fourth quarter of the prior year, equal to a 4.4% reduction.

Personnel Expenses

Personnel expenses increased from R$ 1,046 million in the fourth quarter of 2005 to R$ 1,132 million in the first quarter of 2006, representing an 8.2% rise quarter-on-quarter.

The growth is essentially attributable to a revision in the amount of the provision for labor claims backed by judicial deposits.

Other Administrative Expenses

The R$ 192 million (13.5%) reduction compared to the prior quarter is chiefly due to decreased expenses on data processing, depreciation, premises, third-party services and advertising.

Data processing and telecommunications, and third-party service expenses decreased by R$ 29 million and R$ 22 million, respectively, mainly as a result of the lower volume of credit card transactions typically seen in the first quarter, because of seasonal factors.

Depreciation expenses decreased by R$ 40 million, or 22.4%, compared to the fourth quarter of 2005. The change was due to the equalization of depreciation

Non-Interest Expenses

R$ Million



1st Q.04	2nd Q.04	3rd Q.04	4th Q.04	1st Q.05	2nd Q.05	3rd Q.05	4th Q.05	1st Q.06
2,172	2,187	2,184	2,491	2,371	2,572	2,606	2,909	2,782

criteria applied, for the first time in the last quarter of 2005, by Itaú BBA, Credicard and Orbitall, to goods with values below R$ 3 thousand.

Remodeling and improvement expenses in the branch network showed a concentration in the last quarter of 2005, resulting in a decline of R$ 21 million in the first quarter of 2006.

Historically, the fourth quarter has a concentration of expenses relating to events, trade fairs and conventions, as well as higher exposure in the media, with institutional and product campaigns. Therefore, in the first quarter of the year, these expenses declined by R$ 55 million compared to the fourth quarter of 2005.

Analysis of the Consolidated Net Income

Number of Employees (*)



(*) - Includes Orbitall and Intercap bank's sales promotion company since Dec/04.
- Includes FIC which is 100% consolidated, despite the fact that Itaú's share in it is 50%.
- Credicard Banco, where Itaú's share is 50% , is not included. In Mar.06 this company had 448 employees.

Other Operating Expenses

These expenses were down R$ 39 million in the period, from R$ 377 million in the fourth quarter of 2005 to R$ 338 million in the current quarter, due to the early repayment of the Banestado's Technical Cooperation Agreement in the fourth quarter of 2005.

Efficiency Ratio



Efficiency Ratio

The efficiency ratio was 45.4%, a 470 basis points reduction in relation to the prior quarter, basically due to the seasonal drop in non-interest expenses seen in the first quarter of the year.

Tax Expenses for CPMF and Other Taxes

Tax expenses grew by 26.5% from the previous quarter, due to an increase in CPMF expenses, which totaled R$ 58 million in the first quarter of 2006, a 41.0% increase quarter-on-quarter. Such growth was due to payments of Interest on Own Capital to stockholders, corporate restructuring, as well as commercial leasing transactions.

Volume of Self-Service Transactions

(Quantity in million)

| Period | ATM | | | Contact Centre | | | | Total |
	Usual Transaction	Warning (*)	Automated Programmed Debit	Interactive Voice Response	Costumer Service Agent	Home & Office Banking	Purchase Using Debit Card	
2002	946	192	284	179	52	344	89	2,086
2003	1,033	586	302	188	53	440	121	2,723
2004	1,074	692	322	170	48	525	158	2,987
2005	1,108	656	375	173	67	646	203	3,228
1st Q./05	277	156	88	43	16	149	45	773
2nd Q./05	272	158	92	43	17	157	46	784
3rd Q./05	274	167	96	42	17	168	51	815
4th Q./05	285	175	99	46	17	172	61	855
2006	284	156	99	43	16	178	56	831
1st Q./06	284	156	99	43	16	178	56	831

(*) Transaction through warning screen on ATM.

$$\text{Efficiency Ratio} = \frac{\text{Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses for CPMF and Others)}}{\text{(Net Interest Income + Banking Service Fees + Partial Result of Insurance, Capitalization and Pension Plans + Other Operating Income + Tax Expenses of PIS/COFINS/ISS)}}$$

Analysis of the Consolidated Net Income

Network Evolution (*)



(*) Includes Banco Itaú Buen Ayre and Banco Itaú BBA. Does not include Taií.

With the opening of 318 new service locations, our service network at the end of the first quarter of 2006 comprised 25,515 locations, compared to 25,197 in 2005.

Internet Banking Clients

(In million)



At the end of 2005, our customer base of registered Internet Banking users added up to 4.2 million. At March 31, 2006, our Internet Banking users reached almost 4.4 million. Of these customers, approximately 1.9 million accessed Bankline during the past two quarters.

Other Operational Revenues

Other operating income amounted to R$ 132 million in the first quarter of 2006, decreasing by R$ 127 million compared to the last quarter of 2005. Such decline was driven by the termination of the partnership agreement between us and America Online Latin America Inc. (AOLA), at which time we fully recorded the remaining amount of R$ 120 million relating to advances received, in accordance with the service agreement.

Tax Expenses for ISS, PIS and COFINS

In the first quarter of 2006, tax expenses for ISS, PIS and COFINS totaled R$ 425 million, a 3.7% decrease from the prior quarter. The main driver of the reduction was the higher amount of PIS and COFINS levied on intercompany Interest on Own Capital in the fourth quarter of 2005.

Income Tax and Social Contribution

Income Tax and Social Contribution on Net Income expenses, net, totaled R$ 449 million in the first quarter of 2006, growing by 15.7% from the prior quarter, as a result of a number of factors previously discussed in this report.

R$ Million

	1st Q./06	4th Q./05	Variation
Income before Income Tax and Social Contribution	2,358	1,951	407
Income Tax and Social Contribution at the rates of 25% and 9%, respectively, (A)	(802)	(663)	(138)
(Inclusions) Exclusions and Others (B)	70	324	(254)
Exchange Variation on Investments Abroad	(156)	101	(257)
Interest on Own Capital	189	184	5
Others	37	40	(3)
Sub Total (C) = (A) + (B)	(732)	(339)	(393)
Exclusion of Exchange Variation on Investments Abroad (D)	(3)	2	(5)
Exclusion of Tax Effects from Hedge of Investments Abroad (E)	286	(51)	337
Income Tax and Social Contribution (C)+(D)+(E)	(449)	(388)	(61)

The ratio of the tax credit balance to stockholders' equity was 32.3% in the first quarter of 2006, representing a 40 basis points variance in relation to the ratio of 31.9% in the previous quarter. The increase was primarily driven by the recording of tax credits on the allowance for loan losses and other non-deductible provisions (labor, civil and tax contingencies), which offset the utilization of tax credits during the period.

Tax Credits x Stockholders' Equity (%)





Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

Statements
Pro Forma • Financial Sta
ancial Pro Forr

Pro Forma Financial Statements

Allocated Capital

The pro forma financial information has been adjusted in such a way as to evidence the impacts associated with the allocation of capital, using a proprietary model that takes into consideration the credit, market and operational risks, without failing to consider the regulatory model and the level of fixed assets.

This has made it possible to determine the Risk-Adjusted Return on Capital - RAROC, which corresponds to a measure of performance that is consistently adjusted to the capital needed to support the risk from the asset positions assumed.

The adjustments made to the balance sheet and to the income statement for the year are based on management information from the business units.

The 'Corporation' column shows the results associated with excess capital and subordinated debt, as well as equity in the earnings of companies that are not related to each one of the segments. Furthermore, the minority interests in subsidiary companies and extraordinary items were allocated to the 'Corporation' column.

The tax effects of the payment of Interest on Own Capital for each segment were reversed out and subsequently reallocated to each segment in proportion to the amount of Tier I capital, while the financial statements were adjusted to replace net equity with funding at market prices. The financial statements were then adjusted to incorporate the revenues arising from the allocated capital. Finally, the cost of subordinated debt and the respective remuneration at market prices were allocated proportionally to the segments, according to the allocated Tier I capital.

The diagram below shows the alterations made to the financial statements so as to reflect the allocation of capital.

Adjustments to the Financial Statements



Return on Stockholders' Equity
Net Income
Stockholders' Equity
Adjusts in the Financial Statements to replace the net book value of Stockholders' Equity and Subordinated Debt by funding at market prices.
The financial statements were adjusted to include allocated capital (Tier I and II) based on proprietary model, as well as its revenues (CDI) and expenses (cost of subordinated debt).
Return on Allocated Tier I Capital
Pro Forma Net Income
Allocated Tier I Capital

Pro Forma Financial Statements by Segment

We set out below pro forma financial statements for Itaubanco, Itaú BBA and Itaucred that make use of management information generated by the in-house models, in such a way as to reflect more accurately the performance of the business units.

On March 31, 2006

R$ Million

ASSETS	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Assets	**125,183**	**43,062**	**17,531**	**2,371**	**160,290**
Cash and Cash Equivalents	2,258	73	-	0	2,332
Short-term Interbank Deposits	33,806	12,756	-	473	22,362
Short-term Interbank Deposits - Intercompany	16,296	7,849	-	-	-
Other	17,510	4,907	-	473	22,362
Securities	25,787	10,735	-	1,461	35,601
Interbank and Interbranch Accounts	13,467	42	-	0	13,471
Loans	27,506	17,817	18,646	-	63,969
(Allowance for Loan Losses)	(2,953)	(347)	(1,368)	-	(4,668)
Other Assets	25,311	1,986	252	436	27,223
Permanent Assets	**2,039**	**101**	**122**	**652**	**2,914**
TOTAL ASSETS	**127,221**	**43,163**	**17,653**	**3,023**	**163,204**

R$ Million

LIABILITIES	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Liabilities	**117,790**	**38,796**	**15,625**	**817**	**145,171**
Deposits	51,662	20,997	-	90	51,688
Deposits - Intercompany	4,284	16,296	-	-	-
Other	47,378	4,701	-	90	51,688
Securities Repurchase Agreements	7,955	4,623	13,049	-	21,915
Securities Repurchase Agreements - Intercompany	3,565	118	-	-	-
Other	4,390	4,505	13,049	-	21,915
Funds from Acceptances and Issue of Securities	6,719	538	-	-	6,714
Interbank and Interbranch Accounts	1,756	553	-	-	2,271
Borrowings	2,363	5,770	68	-	8,201
Derivative Financial Instruments	1,426	2,477	-	33	2,290
Other Liabilities	30,370	3,838	2,508	693	36,554
Technical Provisions	15,538	-	-	-	15,538
Deferred Income	**61**	**12**	**-**	**-**	**73**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**1,341**	**1,341**
Allocated Capital Level I	**9,371**	**4,354**	**2,028**	**865**	**16,619**
TOTAL LIABILITIES	**127,221**	**43,163**	**17,653**	**3,023**	**163,204**

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

Pro Forma Financial Statement by Segment

R$ Million

1st Quarter/06	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Managerial Financial Margin	**2,529**	**611**	**820**	**114**	**4,073**
• Banking Operations	2,414	281	820	114	3,628
• Treasury	11	285	-	-	296
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	104	44	-	-	149
Result from Loan Losses	**(928)**	**13**	**(371)**	**-**	**(1,287)**
Provision for Loan and Lease Losses	(1,045)	1	(401)	-	(1,445)
Credits Recoveries and Renegotiated	117	12	30	-	159
Net Income from Financial Operations	**1,601**	**624**	**448**	**114**	**2,787**
Other Operating Income / (Expenses)	**(381)**	**(63)**	**(276)**	**53**	**(667)**
Banking Service Fees	1,721	131	270	(1)	2,121
Partial Result of Insurance, Capitalization and Pension Plans	225	1	0	-	226
Non-Interest Expenses	(2,097)	(168)	(496)	(21)	(2,782)
Taxes Expenses for ISS, PIS and COFINS	(299)	(39)	(74)	(13)	(425)
Equity in the Earnings of Associated Companies	-	-	-	61	61
Other Operating Income	69	12	24	27	132
Operating Income	**1,220**	**561**	**172**	**167**	**2,120**
Non-Operating Income	(3)	2	0	(0)	(2)
Income Before Tax	**1,216**	**563**	**172**	**167**	**2,118**
Income Tax and Social Contribution	**(279)**	**(125)**	**(37)**	**(8)**	**(449)**
Profit Sharing	**(113)**	**(48)**	**(5)**	**(1)**	**(167)**
Minority Interests	**-**	**-**	**-**	**(42)**	**(42)**
Net Income	**824**	**390**	**130**	**115**	**1,460**
(RAROC) - Return on Average Level I Allocated Capital	**38.9%**	**36.0%**	**28.0%**	**32.9%**	**36.3%**
Efficiency Ratio	**49.4%**	**23.4%**	**47.7%**	**16.6%**	**45.4%**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Pro Forma Financial Statements by Segment

On December 31, 2005

R$ Million

ASSETS	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Assets	**113,673**	**43,205**	**15,852**	**3,911**	**148,367**
Cash and Cash Equivalents	1,967	117	-	0	2,085
Short-term Interbank Deposits	33,498	13,280	-	838	22,877
Short-term Interbank Deposits - Intercompany	15,582	8,488	-	-	-
Other	17,916	4,792	-	838	22,877
Securities	22,716	10,124	-	2,317	33,128
Interbank and Interbranch Accounts	13,696	75	-	0	13,707
Loans	25,810	18,015	16,811	-	60,636
(Allowance for Loan Losses)	(2,657)	(342)	(1,109)	-	(4,107)
Other Assets	18,643	1,936	150	756	20,042
Permanent Assets	**2,135**	**51**	**103**	**585**	**2,875**
TOTAL ASSETS	**115,808**	**43,256**	**15,955**	**4,497**	**151,241**

R$ Million

LIABILITIES	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Liabilities	**108,147**	**38,916**	**14,267**	**1,432**	**134,487**
Deposits	50,761	20,664	-	-	50,520
Deposits - Intercompany	4,712	15,582	-	-	-
Other	46,049	5,082	-	-	50,520
Securities Repurchase Agreements	10,415	3,992	11,569	-	22,031
Securities Repurchase Agreements - Intercompany	3,776	-	-	-	-
Other	6,639	3,992	11,569	-	22,031
Funds from Acceptances and Issue of Securities	5,039	438	-	-	4,961
Interbank and Interbranch Accounts	846	261	-	-	1,043
Borrowings	2,147	6,959	51	-	9,156
Derivative Financial Instruments	1,261	2,560	-	17	2,436
Other Liabilities	23,038	4,043	2,648	1,415	29,701
Technical Provisions	14,640	-	-	-	14,640
Deferred Income	**59**	**12**	**-**	**-**	**71**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**1,124**	**1,124**
Allocated Capital Level I	**7,603**	**4,328**	**1,688**	**1,941**	**15,560**
TOTAL LIABILITIES	**115,808**	**43,256**	**15,955**	**4,497**	**151,241**

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

Pro Forma Financial Statement by Segment

R$ Million

4th Quarter/05	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Managerial Financial Margin	**2,135**	**554**	**732**	**230**	**3,650**
• Banking Operations	2,080	304	732	235	3,351
• Treasury	(67)	206	-	(5)	134
• Management of Foreign Exchange Risk from Investments Abroad					
- net of tax effects	121	44	-	-	165
Result from Loan Losses	**(671)**	**127**	**(308)**	**(119)**	**(971)**
Provision for Loan and Lease Losses	(860)	(14)	(344)	-	(1,217)
Credits Recoveries and Renegotiated	189	140	36	(119)	246
Net Income from Financial Operations	**1,464**	**680**	**424**	**111**	**2,679**
Other Operating Income / (Expenses)	**(200)**	**(151)**	**(305)**	**(59)**	**(715)**
Banking Service Fees	1,741	108	276	(4)	2,121
Partial Result of Insurance, Capitalization and Pension Plans	218	-	0	-	218
Non-Interest Expenses	(2,120)	(234)	(517)	(37)	(2,909)
Taxes Expenses for ISS, PIS and COFINS	(262)	(29)	(95)	(56)	(442)
Equity in the Earnings of Associated Companies	-	-	-	38	38
Other Operating Income	224	4	31	1	260
Operating Income	**1,264**	**530**	**119**	**51**	**1,964**
Non-Operating Income	9	0	1	(0)	10
Income Before Tax	**1,274**	**530**	**119**	**51**	**1,974**
Income Tax and Social Contribution	**(281)**	**(119)**	**(23)**	**34**	**(388)**
Profit Sharing	**(105)**	**(32)**	**(5)**	**(2)**	**(144)**
Minority Interests	**-**	**-**	**-**	**(17)**	**(17)**
Net Income	**888**	**379**	**92**	**66**	**1,425**
(RAROC) - Return on Average Level I Allocated Capital	**47.2%**	**37.0%**	**22.9%**	**12.2%**	**37.0%**
Efficiency Ratio	**52.3%**	**36.8%**	**54.8%**	**22.0%**	**50.1%**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Pro Forma Financial Statements by Subsegment
Pro Forma Balance Sheet and Income Statement by Subsegment

Set out below are the pro forma financial statements of the Banking; Credit Cards - Current Account Holders; and Insurance, Pension Plan and Capitalization; and Asset Management and Managed Portfolio subsegments of Itaubanco, adjusted so as to reflect the impacts associated with the allocation of capital in each one of these subsegments.

On March 31, 2006 *R$ Million*

| ASSETS | Itaubanco | | | |
	Branch Banking	Credit Cards-Accounting Holders	Insurance, Capitalization and Pension Plans	Consolidated
Current and Long-Term Assets	**100,872**	**6,398**	**17,913**	**125,183**
Cash and Cash Equivalents	2,152	73	33	2,258
Short-term Interbank Deposits	32,431	1,218	157	33,806
Securities	8,973	779	16,036	25,787
Interbank and Interbranch Accounts	13,467	-	-	13,467
Loans	24,120	3,386	-	27,506
(Allowance for Loan Losses)	(2,834)	(119)	-	(2,953)
Other Assets	22,562	1,062	1,687	25,311
Permanent Assets	**1,682**	**152**	**205**	**2,039**
TOTAL ASSETS	**102,554**	**6,550**	**18,118**	**127,221**

R$ Million

| LIABILITIES | Itaubanco | | | |
	Branch Banking	Credit Cards-Accounting Holders	Insurance, Capitalization and Pension Plans	Consolidated
Current and Long-Term Liabilities	**95,053**	**5,998**	**16,739**	**117,790**
Deposits	51,662	-	-	51,662
Securities Repurchase Agreements	7,955	-	-	7,955
Funds from Acceptances and Issue of Securities	6,719	-	-	6,719
Interbank and Interbranch Accounts	1,756	-	-	1,756
Borrowings	2,223	140	-	2,363
Derivative Financial Instruments	1,425	-	1	1,426
Other Liabilities	23,312	5,858	1,200	30,370
Technical Provisions	-	-	15,538	15,538
Deferred Income	**61**	**-**	**0**	**61**
Allocated Capital Level I	**7,440**	**552**	**1,379**	**9,371**
TOTAL LIABILITIES	**102,554**	**6,550**	**18,118**	**127,221**

Pro Forma Financial Statement by Subsegment *R$ Million*

| 1st Quarter/06 | Itaubanco | | | | |
	Branch Banking	Credit Cards-Accounting Holders	Insurance, Capitalization and Pension Plans	Portfolio under management and Mutual Funds	Consolidated
Managerial Financial Margin	**2,088**	**283**	**158**	**-**	**2,529**
• Banking Operations	1,973	283	158	-	2,414
• Treasury	11	-	-	-	11
• Management of Foreign Exchange Risk from Investments					
Abroad - net of tax effects	104	-	-	-	104
Result from Loan Losses	**(833)**	**(95)**	**-**	**-**	**(928)**
Provision for Loan and Lease Losses	(939)	(106)	-	-	(1,045)
Credits Recoveries and Renegotiated	106	11	-	-	117
Net Income from Financial Operations	**1,255**	**188**	**158**	**-**	**1,601**
Other Operating Income / (Expenses)	**(616)**	**69**	**44**	**122**	**(381)**
Banking Service Fees	853	356	52	460	1,721
Transfer to Banking	212	-	-	(212)	-
Result from Op. of Insurance, Capitalization and Pension Plans	39	-	186	-	225
Non-Interest Expenses	(1,558)	(261)	(174)	(103)	(2,097)
Taxes Expenses for ISS, PIS and COFINS	(195)	(51)	(31)	(23)	(299)
Other Operating Income	33	25	11	-	69
Operating Income	**639**	**257**	**202**	**122**	**1,220**
Non-Operating Income	(9)	1	5	-	(3)
Income Before Tax	**630**	**257**	**207**	**122**	**1,216**
Income Tax and Social Contribution	**(98)**	**(80)**	**(48)**	**(53)**	**(279)**
Profit Sharing	**(78)**	**(12)**	**(2)**	**(21)**	**(113)**
Net Income	**454**	**165**	**158**	**48**	**824**
(RAROC) - Return on Average Level I Allocated Capital	**27.7%**	**108.9%**	**47.2%**		**38.9%**
Efficiency Ratio	**51.4%**	**42.6%**	**46.3%**		**49.4%**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Pro Forma Financial Statements by Subsegment

On December 31, 2005

R$ Million

ASSETS	Itaubanco			
	Branch Banking	Credit Cards- Accounting Holders	Insurance, Capitalization and Pension Plans	Consolidated
Current and Long-Term Assets	**90,308**	**6,266**	**17,100**	**113,673**
Cash and Cash Equivalents	1,873	73	21	1,967
Short-term Interbank Deposits	32,743	755	-	33,498
Securities	6,552	721	15,444	22,716
Interbank and Interbranch Accounts	13,696	-	-	13,696
Loans	22,193	3,616	-	25,810
(Allowance for Loan Losses)	(2,528)	(128)	-	(2,657)
Other Assets	15,778	1,230	1,635	18,643
Permanent Assets	**1,771**	**157**	**207**	**2,135**
TOTAL ASSETS	**92,079**	**6,422**	**17,307**	**115,808**

R$ Million

LIABILITIES	Itaubanco			
	Branch Banking	Credit Cards- Accounting Holders	Insurance, Capitalization and Pension Plans	Consolidated
Current and Long-Term Liabilities	**86,372**	**5,761**	**16,014**	**108,147**
Deposits	50,761	-	-	50,761
Securities Repurchase Agreements	10,415	-	-	10,415
Funds from Acceptances and Issue of Securities	5,039	-	-	5,039
Interbank and Interbranch Accounts	846	-	-	846
Borrowings	2,005	142	-	2,147
Derivative Financial Instruments	1,261	-	-	1,261
Other Liabilities	16,044	5,619	1,374	23,038
Technical Provisions	-	-	14,640	14,640
Deferred Income	**59**	**-**	**0**	**59**
Allocated Capital Level I	**5,648**	**661**	**1,293**	**7,603**
TOTAL LIABILITIES	**92,079**	**6,422**	**17,307**	**115,808**

Pro Forma Financial Statement by Subsegment

R$ Million

4th Quarter/05	Itaubanco				
	Branch Banking	Credit Cards- Accounting Holders	Insurance, Capitalization and Pension Plans	Portfolio under management and Mutual Funds	Consolidated
Managerial Financial Margin	**1,700**	**279**	**156**	**-**	**2,135**
• Banking Operations	1,646	279	156	-	2,080
• Treasury	(67)	-	-	-	(67)
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	121	-	-	-	121
Result from Loan Losses	**(583)**	**(88)**	**-**	**-**	**(671)**
Provision for Loan and Lease Losses	(754)	(106)	-	-	(860)
Credits Recoveries and Renegotiated	171	18	-	-	189
Net Income from Financial Operations	**1,118**	**191**	**156**	**-**	**1,464**
Other Operating Income / (Expenses)	**(379)**	**27**	**51**	**102**	**(200)**
Banking Service Fees	855	408	47	431	1,741
Transfer to Banking	202	-	-	(202)	-
Result from Op. of Insurance, Capitalization and Pension Plans	12	-	205	-	218
Non-Interest Expenses	(1,497)	(344)	(174)	(106)	(2,120)
Taxes Expenses for ISS, PIS and COFINS	(151)	(58)	(32)	(22)	(262)
Other Operating Income	199	21	4	-	224
Operating Income	**739**	**218**	**206**	**102**	**1,264**
Non-Operating Income	4	0	5	-	9
Income Before Tax	**742**	**218**	**212**	**102**	**1,274**
Income Tax and Social Contribution	**(135)**	**(58)**	**(46)**	**(41)**	**(281)**
Profit Sharing	**(71)**	**(15)**	**(6)**	**(13)**	**(105)**
Net Income	**536**	**144**	**160**	**48**	**888**
(RAROC) - Return on Average Level I Allocated Capital	37.8%	94.7%	51.8%		47.2%
Efficiency Ratio	53.1%	52.9%	45.7%		52.3%

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Itaubanco - Branch Banking

The income statement of Itaubanco's Banking subsegment below is based on the pro forma financial statements of Banco Itaú.

R$ Million

Itaubanco - Branch Banking	1st Q./06	4th Q./05	Variation
Managerial Financial Margin	**2,088**	**1,700**	**388**
• Banking Operations	1,973	1,646	327
• Treasury	11	(67)	78
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	104	121	(17)
Result from Loan Losses	**(833)**	**(583)**	**(250)**
Provision for Loan and Lease Losses	(939)	(754)	(186)
Credits Recoveries and Renegotiated	106	171	(65)
Net Income from Financial Operations	**1,255**	**1,118**	**137**
Other Operating Income / (Expenses)	**(616)**	**(379)**	**(237)**
Banking Service Fees	1,065	1,057	8
Result from Op. of Insurance, Capitalization and Pension Plans	39	12	26
Non-Interest Expenses	(1,558)	(1,497)	(61)
Taxes Expenses for ISS, PIS and COFINS	(195)	(151)	(44)
Other Operating Income	33	199	(165)
Operating Income	**639**	**739**	**(100)**
Non-Operating Income	(9)	4	(13)
Income Before Tax	**630**	**742**	**(113)**
Income Tax and Social Contribution	**(98)**	**(135)**	**37**
Profit Sharing	**(78)**	**(71)**	**(7)**
Net Income	**454**	**536**	**(82)**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

In the first quarter of 2006, the net income of Itaubanco's Banking subsegment added up to R$ 454 million, showing a 15.4% reduction in relation to the previous quarter.

The managerial financial margin reached R$ 2,088 million in the first quarter of 2006, corresponding to an increase of R$ 388 million in relation to the previous quarter. The volume of resources channeled into loans and financings grew 8.7% in the period, to a total of R$ 24,120 million, expanding the financial margin on loans. Furthermore, we had the accrual of revenues and expenses on tax and social security appeals, which generated a financial margin of R$ 169 million in the quarter. As a result of these factors, we had a R$ 327 million increase in the managerial financial margin from banking operations. Likewise, the gains from derivative financial instruments and from trading in sovereign debt securities contributed towards the R$ 78 million rise in the financial margin from treasury.

The growth observed in the balance of loan assets, the change in the mix of the portfolio and progression of delay in the transactions produced an impact on the expense associated with credit risk. Accordingly, the expense for provision for doubtful loans reached R$ 939 million, showing a 24.6% increase in relation to the previous quarter. This quarter, R$ 66 million in excess of the minimum required by the Banking subsegment was set up, which represents an increase of R$ 21 million in relation to the previous quarter.

Banking service fees amounted to R$ 1,065 million in the quarter, remaining practically unchanged in relation to the last quarter of 2005.

Non-interest expenses added up to R$ 1,558 million in the period, which is equivalent to a 4.1% increase in relation to the previous quarter. Once again, non-interest expenses suffered the impact from the organic growth of the operations, since 17 new branches were inaugurated and 293 automated teller machines were installed in the period.

The ISS, PIS and COFINS tax expenses grew R$ 44 million in the quarter, suffering mainly the impact of the rise in the financial margin.

The reduction in other operating revenues is basically associated with the recognition, in the fourth quarter of 2005, of R$ 120 million of revenue connected with the termination of the partnership contract with America Online Latin America Inc. (AOLA).

Itaubanco - Credit Cards - Account Holders

The pro forma financial statements below were prepared based on Itaú internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account customers, including Itaucard, Orbitall and Redecard.

R$ Million

Itaubanco - Credit Cards - Account Holders	1st Q./06	4th Q./05	Variation
Managerial Financial Margin	**283**	**279**	**4**
Result from Loan Losses	**(95)**	**(88)**	**(7)**
Provision for Loan and Lease Losses	(106)	(106)	0
Credits Recoveries and Renegotiated	11	18	(7)
Net Income from Financial Operations	**188**	**191**	**(3)**
Other Operating Income / Expenses	**69**	**27**	**42**
Banking Service Fees	356	408	(52)
Non-Interest Expenses	(261)	(344)	83
Tax Expenses for ISS, PIS and COFINS	(51)	(58)	7
Other Operating Income	25	21	4
Operating Income	**257**	**218**	**39**
Non-Operating Income	1	0	0
Income Before Tax	**257**	**218**	**39**
Income Tax and Social Contribution	**(80)**	**(58)**	**(22)**
Profit Sharing	**(12)**	**(15)**	**4**
Net Income	**165**	**144**	**21**

The net income from the Credit Card - Current Account Holders subsegment reached R$ 165 million in the first quarter of 2006, growing by 14.5% compared to the prior quarter.

The managerial financial margin grew due to the increased volume of financing during the period. The allowance for loan losses remained stable in relation to the previous period. Revenues from recovery of written-off credits declined because liquidity levels are typically lower in the first than in the fourth quarter of the year.

During the quarter, accounting changes in Redecard gave rise to a R$ 47 million reduction in service fees, partly offset by a R$ 29 million decline in non-interest expenses, and a R$ 5 million drop in tax expenses. Additionally, service income due to interchange was impacted by the lower volume of transactions in the first quarter.

Other drivers of the decrease in non-interest expenses include: lower depreciation expenses which, in the prior quarter, were impacted by the standardization of accounting criteria, when all companies started to fully depreciate items with residual value under R$ 3 thousand, with a R$ 4 million impact in that period, not seen in the current quarter; and lower postage, processing and advertising expenses, which are usually higher in the last quarter of the year, for seasonal reasons.

The credit card base went up from 8,510 thousand in December 2005 to 8,603 thousand in March 2006, increasing by 1.1% quarter-on-quarter.

The volume of transactions in the quarter amounted to R$ 4,310 million, declining by 13.5% from the prior quarter, again for seasonal reasons. The market share in the volume of transactions was calculated based on the market totals provided by the Brazilian Association of Credit Card and Services Companies (Associação Brasileira das Empresas de Cartões de Crédito e Serviços - ABECS).

Volume of Transactions and Market Share



In March 2006, we had a level of active accounts (accounts that are billed) of 81.4%, of which 79.0% carried out transactions in the last month. The average movement in the quarter was R$ 1,152.89 per account.

Quantity of Credit Cards by Brand - Mar 31, 06



Quantity of Credit Cards

(in thousands)



Itaubanco - Insurance, Pension Plan and Capitalization

The pro forma financial statements below were prepared based on Itaú internal management information and are intended to identify the performance of the insurance related businesses.

On March 31, 2006

R$ Million

ASSETS	Insurance	Pension Plan	Capitalization	Consolidated
Current and Long-Term Assets	**2,630**	**14,134**	**1,205**	**17,913**
Cash and Cash Equivalents	27	6	0	33
Securities	1,233	13,764	1,187	16,192
Other Assets	1,370	364	17	1,687
Permanent Assets	**158**	**5**	**49**	**205**
TOTAL ASSETS	**2,788**	**14,139**	**1,254**	**18,118**

LIABILITIES	Insurance	Pension Plan	Capitalization	Consolidated
Current and Long-Term Liabilities	**2,294**	**13,338**	**1,171**	**16,739**
Technical Provisions - Insurance	1,343	318	-	1,661
Technical Provisions - Pension Plan	1	12,795	-	12,796
Technical Provisions - Capitalization	-	-	1,087	1,081
Other Liabilities	950	224	83	1,201
Allocated Capital Level I	**494**	**802**	**83**	**1,379**
TOTAL LIABILITIES	**2,788**	**14,139**	**1,254**	**18,118**

Statement of Income of the Segment

R$ Million

1st QUARTER / 2006	Insurance	Pension Plan	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	**540**	**997**	**180**	**1,713**
Revenues from Insurance (a)	540	98	-	638
Revenues from Pension Plans (b)	-	898	-	898
Revenues from Capitalization (c)	-	-	180	176
Changes in Technical Reserves	**(18)**	**(426)**	**(127)**	**(569)**
Insurance (d)	(18)	10	-	(8)
Pension Plans (e)	-	(437)	-	(437)
Capitalization (f)	-	-	(127)	(124)
Pension Plan Benefits Expenses (g)	**-**	**(454)**	**-**	**(454)**
Earned Premiums (h=a+d)	**522**	**109**	**-**	**630**
Result of Pension Plans and Capitalization (i=b+c+e+f+g)	**-**	**8**	**53**	**60**
Retained Claims (j)	**(322)**	**(38)**	**-**	**(360)**
Selling Expenses (k)	**(127)**	**(13)**	**(8)**	**(148)**
Other Operating Income/(Expenses) of Insurance Operations (l)	**7**	**(3)**	**(1)**	**4**
Result from Insurance, Capit. and Pension Plans (m=h+i+j+k+l)	**80**	**63**	**43**	**186**
Financial Margin	61	71	25	158
Service Fees	-	52	-	52
Non-Interest Expenses	(74)	(70)	(28)	(174)
Tax Expenses of ISS, PIS and COFINS	(21)	(7)	(3)	(31)
Other Operating Income	10	0	0	11
Operating Income	**56**	**109**	**38**	**202**
Non-Operating Income	3	0	2	5
Income Before Income Tax and Social Contribution	**59**	**109**	**40**	**207**
Income Tax / Social Contribution	(12)	(24)	(12)	(48)
Profit Sharing	(2)	(0)	-	(2)
Net Income	**45**	**85**	**28**	**158**
(RAROC) - Return over Level I Allocated Capital	**37.9%**	**43.9%**	**132.8%**	**47.2%**
Efficiency Ratio	**56.8%**	**39.3%**	**42.9%**	**46.2%**

NB: The consolidated figures do not represent the sum of the parts, because there are intercompany transactions that were only eliminated at the consolidated level.

    The information on VGBL was classified together with the pension plan products.

    Non-Interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Expenses for CPMF and Other Taxes and Other Operating Expenses.

Banco Itaú Holding Financeira S.A. Itaú

Itaubanco - Insurance, Pension Plan and Capitalization

On December 31, 2005

R$ Million

ASSETS	Insurance	Pension Plan	Capitalization	Consolidated
Current and Long-Term Assets	**2,695**	**13,378**	**1,247**	**17,100**
Cash and Cash Equivalents	16	5	1	21
Securities	1,206	13,001	1,231	15,444
Other Assets	1,473	372	16	1,635
Permanent Assets	**160**	**5**	**49**	**207**
TOTAL ASSETS	**2,855**	**13,383**	**1,296**	**17,307**

LIABILITIES	Insurance	Pension Plan	Capitalization	Consolidated
Current and Long-Term Liabilities	**2,396**	**12,631**	**1,214**	**16,014**
Technical Provisions - Insurance	1,267	320	-	1,587
Technical Provisions - Pension Plan	1	11,940	-	11,941
Technical Provisions - Capitalization	-	-	1,117	1,111
Other Liabilities	1,128	371	97	1,374
Allocated Capital Level I	**459**	**752**	**82**	**1,293**
TOTAL LIABILITIES	**2,855**	**13,383**	**1,296**	**17,307**

Statement of Income of the Segment

R$ Million

4rd QUARTER / 2005	Insurance	Pension Plan	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	**529**	**1,187**	**210**	**1,923**
Revenues from Insurance (a)	529	118	-	647
Revenues from Pension Plans (b)	-	1,069	-	1,069
Revenues from Capitalization (c)	-	-	210	207
Changes in Technical Reserves	**(36)**	**(666)**	**(161)**	**(860)**
Insurance (d)	(36)	(18)	-	(54)
Pension Plans (e)	-	(648)	-	(648)
Capitalization (f)	-	-	(161)	(158)
Pension Plan Benefits Expenses (g)	**-**	**(399)**	**-**	**(399)**
Earned Premiums (h=a+d)	**493**	**100**	**-**	**594**
Result of Pension Plans and Capitalization (i=b+c+e+f+g)	**-**	**22**	**49**	**71**
Retained Claims (j)	**(292)**	**(31)**	**-**	**(323)**
Selling Expenses (k)	**(123)**	**(2)**	**(6)**	**(132)**
Other Operating Income/(Expenses) of Insurance Operations (l)	**6**	**(10)**	**(1)**	**(4)**
Result from Insurance, Capit. and Pension Plans (m=h+i+j+k+l)	**84**	**80**	**42**	**205**
Financial Margin	49	63	36	156
Service Fees	-	47	-	47
Non-Interest Expenses	(89)	(45)	(36)	(174)
Tax Expenses of ISS, PIS and COFINS	(21)	(7)	(3)	(32)
Other Operating Income	2	1	0	4
Operating Income	**24**	**138**	**39**	**206**
Non-Operating Income	3	0	2	5
Income Before Income Tax and Social Contribution	**27**	**138**	**41**	**212**
Income Tax / Social Contribution	(0)	(31)	(13)	(46)
Profit Sharing	(6)	0	-	(6)
Net Income	**21**	**107**	**28**	**160**
(RAROC) - Return over Level I Allocated Capital	**19.0%**	**60.2%**	**135.7%**	**51.8%**
Efficiency Ratio	**78.7%**	**24.5%**	**48.3%**	**45.7%**

NB: The consolidated figures do not represent the sum of the parts, because there are intercompany transactions that were only eliminated at the consolidated level.

The information on VGBL was classified together with the pension plan products.

Non-Interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Itaubanco - Insurance, Pension Plan and Capitalization

Insurance

The pro forma net income of the insurance companies reached R$ 45 million in the first quarter of 2006, showing an increase when compared to the R$ 21 million of the prior quarter.

Earned premiums grew by 5.9% in the period. We highlight earned premiums from other lines, with a 24.7% increase in the quarter, as a result of the concentration of payments of mandatory insurance (DPVAT) in the first quarter of each year.

Retained claims increased by R$ 30 million, from R$ 292 million to R$ 322 million in the first quarter of 2006, on account of property insurance and other lines.

The charts below, which include the life insurance line of the Life and Pension Plan segment, depict the breakdown of the earned premiums by line of insurance.

Automobile insurance had a 39.1% share in the total of earned premiums in the first quarter, while the share of the life and personal accident line was 30.4%.

Composition of Earned Premiums



Combined Ratio

In spite of the 330 basis points decline in the automobile claim level, the total claim level increased, driven by property insurance and other lines.

The combined ratio decreased by 100 basis points due to reduced administrative expenses as a result of favorable decisions in tax lawsuits which, of course, are not recurring factors.



NB: In the calculation of the combined ratio, results from Proteção Cartão Credicard were recorded net under Other Expenses.

Number of policies - Mass Products

In Thousands



The number of life and personal accident policies grew, reaching 1,217 thousand at the end of the first quarter of 2006.

The number of automobile policies decreased from 848 thousand in the fourth quarter of 2005 to 769 thousand in the first quarter of 2006. Two factors account for this decline: seasonality in the first quarter and a revision of the acceptance process, resulting in an improved portfolio profile.

The residential line also declined from 554 thousand policies in the fourth quarter of 2005 to 527 thousand in the first quarter of 2006. The decrease is attributable to the lack of sales campaigns during the period.

Note: The charts for Insurance do not include Itauseg Saúde and Gralha Azul Saúde, but they do include the life insurance business of Itaú Vida e Previdência S.A.

Itaubanco - Insurance, Pension Plan and Capitalization

Private Pension Plans

The pro forma net income of the private pension plan companies amounted to R$ 85 million in the first quarter of 2006, decreasing by 20.6% from the prior quarter, mostly as a result of the reduced volume of revenues and increased Benefit and Redemption expenses.

Revenues in the first quarter amounted to R$ 898 million, decreasing by 16.0% quarter-on-quarter, on account of the seasonal effects of private pension products. During the last months of the year, the volume of contributions increases in order to take advantage of tax deductibility and, consequently, increases the technical provisions. On the other hand, the volume of redemptions tends to increase in the first quarter of the following year.

Retained claims of the life and private pension plan companies grew by R$ 7 million, from R$ 31 million in the fourth quarter of 2005 to R$ 38 million in the first quarter of 2006. The increase was a result of the change in the calculation of the provision for claims of the mandatory insurance (DPVAT), pursuant to a resolution of the regulator, effective January 2006.

Pension Plans Technical Provisions



The chart below summarizes technical provisions by product and by guaranteed income for the participants.

Technical Reserves by product/guarantee in 03/31/2006

R$ Million

| PRODUCT | GUARANTEED YIELD | | | OTHER | TOTAL | % |
	EXCLUSIVE FUNDS	IGP-M	TR			
VGBL	7,683	-	-	-	7,683	60.0%
PGBL	3,384	-	-	-	3,384	26.4%
TRADITIONAL	-	1,607	87	-	1,695	13.2%
DEFINED BENEFIT	-	-	27	-	27	0.2%
ACCESSORIES	-	-	-	6	6	0.1%
TOTAL	11,068	1,607	114	6	12,795	100.0%

At the end of the first quarter of 2006, technical provisions totaled approximately R$ 12.8 billion, a 7.2% growth from the prior quarter.

At March 31, 2006, VGBL products accounted for 60.0% of the total private pension technical provisions, while PGBL technical provisions represented 26.4% of this total.

Defined contribution or defined benefit private pension products - VGBL and PGBL – have their resources invested in exclusive funds during the accumulation phase, and do not constitute a risk for the company, which merely passes on to the customer the yield achieved in the fund, and receive back fee for managing the portfolio.

Capitalization

The pro forma net income of the capitalization companies amounted to R$ 28 million in the first quarter of 2006, remaining stable compared to the prior quarter.

During the quarter, the PIC Verão sales campaign was held. This is a capitalization bond with monthly payments of R$ 60.00. Under this campaign, approximately 152 thousand bonds were sold, which contributed towards the portfolio reaching 4.0 million active bonds, corresponding to R$ 1,081 million in technical provisions.

Over the past 12 months, cash prizes amounting to R$ 29 million were distributed to 831 customers whose bonds were drawn at random.

The following table shows the changes in the portfolio of capitalization bonds with monthly payments (PIC) and those with a single payment (Super PIC).

Number of capitalization bonds



Itaubanco - Investment Funds and Managed Portfolio

The pro forma financial statements below were prepared based on internal management information and are intended to show the performance of the Investment Fund-related business.

R$ Million

Itaubanco - Investment Funds and Managed Portfolio	1st Q./06	4th Q./05	Variation
Banking Service Fees	**460**	**431**	**29**
Mutual Fund Management Fees (*)	382	368	14
Brokerage Services	59	44	15
Custody Services and Managed Portfolios	19	19	0
Transfer for Banking	**(212)**	**(202)**	**(9)**
Non Interest Expenses	**(103)**	**(106)**	**3**
Taxes Expenses (ISS, PIS and COFINS)	**(23)**	**(22)**	**(1)**
Income before Tax	**122**	**102**	**21**
Income Tax and Social Contribution	(53)	(41)	(11)
Profit Sharing	(21)	(13)	(9)
Net Income	**48**	**48**	**1**

(*) Does not include income from Pension Plans Funds Management.
Note: The Non-Interest Expenses are made up of personnel expenses, other administrative expenses, other operating expenses and tax expenses with CPMF and others.

Net income from the Investment Fund and Managed Portfolio subsegment in the first quarter of 2006 totaled R$ 48 million, in line with the previous quarter. Revenues from Mutual Fund Management grew by 3.8% compared to the fourth quarter of 2005, reaching R$ 382 million, as a result of the increased volume of assets under management. Brokerage Service revenues added up to R$ 59 million, a 34.0% rise from the prior quarter, primarily due to the coordination of a higher volume of primary offers of shares.

In March 2006, Itaú was elected the best fund manager of 2005 according to the *Agência Estado* ranking, with a leadership position in the following categories: *Fundos Referenciados DI, Curto Prazo, Cambial and Dívida Externa* (DI-Indexed, Short-Term, Foreign Exchange and External Debt Funds).

Assets Under Management

R$ Billion



Itaú Corretora

The current prospects of Itaú Corretora are very favorable, as we anticipate the ongoing expansion of its distribution business, under our strategy of intensifying our investment bank activities. During the first quarter of 2006, Itaú Corretora and Itaú BBA coordinated three primary offerings of shares (Vivax, Gafisa and Totvs), as well as a secondary offering (DASA). Itaú Corretora – whose management is separated from the fund management business – intermediated the volume of R$ 13,500 million on Bovespa in the first quarter of 2006, a 17.4% increase from the fourth quarter of 2005. Itaú Corretora had a 4.6% market share in its

segment and stood as sixth in the brokerage house ranking.

In the Fixed Rate ranking for February 2006, Itaú Corretora stood out as the leader in debenture issues, as well as FIDCs (Receivables Securitization Funds), with market shares of 35.0% and 73.5%, respectively.

In the first quarter of 2006, through its Home Broker – www.itautrade.com.br - Itaú Corretora was responsible for a volume of trading of R$ 1,400 million, reflecting a 42% growth compared to the same period of the previous year. Itaú Corretora ranked third in this segment, with a market share of 9.3%.

Itaú BBA

The pro forma income statement of Itaú BBA is shown below.

R$ Million

Itaú BBA	1st Q./06	4th Q./05	Variation
Managerial Financial Margin	**611**	**554**	**57**
• Banking Operations	281	304	(23)
• Treasury	285	206	80
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	44	44	1
Result from Loan Losses	**13**	**127**	**(114)**
Provision for Loan and Lease Losses	1	(14)	15
Credits Recoveries and Renegotiated	12	140	(128)
Net Income from Financial Operations	**624**	**680**	**(56)**
Other Operating Income / (Expenses)	**(63)**	**(151)**	**88**
Banking Service Fees	131	108	22
Result from Operations of Insurance, Capitalization and Pension Plans	1	-	1
Non-Interest Expenses	(168)	(234)	67
Tax Expenses for ISS, PIS and COFINS	(39)	(29)	(10)
Other Operating Income	12	4	8
Operating Income	**561**	**530**	**32**
Non-Operating Income	2	0	1
Income before Tax	**563**	**530**	**33**
Income Tax and Social Contribution	**(125)**	**(119)**	**(6)**
Profit Sharing	**(48)**	**(32)**	**(16)**
Net Income	**390**	**379**	**11**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Itaú BBA posted a financial margin of R$ 611 million in the first quarter of 2006, a 10.4% increase compared to the R$ 554 million margin in the prior quarter. The financial margin on banking transactions totaled R$ 281 million in the period, 7.4% below the prior quarter figures, primarily due to the reduction in the interest rate applied to funds allocated to banking transactions.

As to treasury transactions, the financial margin of R$ 285 million in the first quarter of 2006 is a result of the strategies pursued by Itaú BBA in the domestic and international markets, in particular local fixed rate positions, as well as transactions involving exchange parities and positions in Brazilian sovereign debt.

Noteworthy was the excellent quality of the credit portfolio, with 98% of loans classified as "AA", "A" and "B" risk levels, in accordance with the criteria of the Brazilian Central Bank Resolution 2,682. In this connection, a reversal of R$ 13 million was made to the provision for possible losses in the first quarter of 2006, chiefly due to risk rating reassessments and the effects of the appreciation of the real against the U.S. dollar. Notwithstanding the above, gross results from financial intermediation decreased by 8.3%, totaling R$ 624 million, on account of the recovery of credits extended to the telecommunications sector in the prior quarter.

Banking service fees added up to R$ 131 million in the first quarter of 2006, a 20.8% increase quarter-on-quarter. The increase is attributable to revenues from investment banking transactions, as well as increased cash management services provided to our customers.

Non-interest expenses amounted to R$ 168 million, declining by 28.4% when compared to the prior quarter. Our customers are regularly reviewed for their profile and potential and, when necessary, reallocated to the segment which most suits them. The outcome of such transfers is monitored by our managers. For Itaú BBA, the reduction in this line as compared to the previous quarter is basically attributable to the management impact of such reallocation in the fourth quarter of 2005, giving rise to non-recurring expenses of R$ 74 million, recorded as non-interest expenses.

As a result of the above, the pro forma net income of Itaú BBA reached R$ 390 million in the first quarter of 2006, increasing by 2.9% from the prior quarter, and corresponding to an annualized return on average allocated capital (tier 1) of 36.0% in the quarter.

Itaucred

Next, we show Itaucred's pro forma financial statements, which make use of management information generated by the in-house models, so as to reflect more precisely the performance of the business units.

On March 31, 2006

R$ Million

ASSETS	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Current and Long-Term Assets	**12,560**	**2,801**	**2,169**	**17,531**
Credit Operations	13,159	3,167	2,320	18,646
(Allowance for Loan Losses)	(816)	(373)	(179)	(1,368)
Other Assets	217	7	28	252
Permanent Assets	**56**	**9**	**57**	**122**
TOTAL ASSETS	**12,616**	**2,810**	**2,227**	**17,653**

R$ Million

LIABILITIES	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Current and Long-Term Liabilities	**11,440**	**2,229**	**1,956**	**15,625**
Securities Repurchase Agreements	10,980	173	1,896	13,049
Borrowings	68	-	-	68
Other Liabilities	392	2,056	59	2,508
Allocated Capital Level I	**1,176**	**581**	**271**	**2,028**
TOTAL LIABILITIES	**12,616**	**2,810**	**2,227**	**17,653**

Statement of Income by Segment

R$ Million

1st Quarter/06	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Managerial Financial Margin	**412**	**300**	**108**	**820**
Result from Loan Losses	**(181)**	**(119)**	**(70)**	**(371)**
Provision for Loan and Lease Losses	(199)	(128)	(74)	(401)
Credits Recoveries and Renegotiated	18	9	4	30
Net Income from Financial Operations	**230**	**181**	**37**	**448**
Other Operating Income / (Expenses)	**(71)**	**(111)**	**(94)**	**(276)**
Banking Service Fees	123	122	25	270
Non-Interest Expenses	(162)	(226)	(108)	(496)
Taxes Expenses for ISS, PIS and COFINS	(36)	(25)	(13)	(74)
Other Operating Income	5	18	1	24
Operating Income	**159**	**70**	**(57)**	**172**
Non-Operating Income	(0)	0	(0)	0
Income Before Tax	**159**	**70**	**(57)**	**172**
Income Tax and Social Contribution	**(42)**	**(18)**	**22**	**(37)**
Profit Sharing	**(2)**	**(2)**	**(0)**	**(5)**
Net Income	**115**	**50**	**(35)**	**130**
(RAROC) - Return on Average Level I Allocated Capital	**40.9%**	**40.2%**	**-61.0%**	**28.0%**
Efficiency Ratio	**32.3%**	**54.4%**	**89.0%**	**47.7%**

Note: From 09/30/05 company FIC is being consolidated integrally.
The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Itaucred

On December 31, 2005

R$ Million

ASSETS	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Current and Long-Term Assets	**10,971**	**2,986**	**1,895**	**15,852**
Credit Operations	11,512	3,301	1,997	16,811
(Allowance for Loan Losses)	(678)	(319)	(111)	(1,109)
Other Assets	137	4	9	150
Permanent Assets	**55**	**5**	**44**	**103**
TOTAL ASSETS	**11,026**	**2,991**	**1,939**	**15,955**

R$ Million

LIABILITIES	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Current and Long-Term Liabilities	**9,950**	**2,569**	**1,748**	**14,267**
Securities Repurchase Agreements	9,572	506	1,490	11,569
Borrowings	51	-	-	51
Other Liabilities	328	2,063	257	2,648
Allocated Capital Level I	**1,076**	**422**	**191**	**1,688**
TOTAL LIABILITIES	**11,026**	**2,991**	**1,939**	**15,955**

Statement of Income by Segment

R$ Million

4th Quarter/05	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Managerial Financial Margin	**371**	**275**	**85**	**732**
Result from Loan Losses	**(168)**	**(78)**	**(62)**	**(308)**
Provision for Loan and Lease Losses	(190)	(90)	(64)	(344)
Credits Recoveries and Renegotiated	23	12	2	36
Net Income from Financial Operations	**203**	**197**	**24**	**424**
Other Operating Income / (Expenses)	**(73)**	**(116)**	**(116)**	**(305)**
Banking Service Fees	118	131	27	276
Non-Interest Expenses	(160)	(239)	(118)	(517)
Taxes Expenses for ISS, PIS and COFINS	(44)	(25)	(26)	(95)
Other Operating Income	14	17	1	31
Operating Income	**130**	**81**	**(92)**	**119**
Non-Operating Income	0	1	(0)	1
Income Before Tax	**130**	**82**	**(92)**	**119**
Income Tax and Social Contribution	**(33)**	**(23)**	**33**	**(23)**
Profit Sharing	**(2)**	**(3)**	**-**	**(5)**
Net Income	**95**	**55**	**(59)**	**92**
(RAROC) - Return on Average Level I Allocated Capital	37.1%	55.9%	-131.7%	22.9%
Efficiency Ratio	**34.9%**	**60.0%**	**135.2%**	**54.8%**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Itaucred

Vehicles

In the first quarter of 2006, the Vehicle loan portfolio of Itaucred added up to R$ 13,159 million, growing by 14.3% compared to the last quarter of 2005. The increased volume of transactions helped the managerial financial margin to reach R$ 412 million, equal to a R$ 41 million growth from the prior quarter. Credit risk expenses, reflecting the evolution of the credit portfolio, increased by R$ 13 million from the fourth quarter of 2005, totaling R$ 181 million in the period.

The higher volume of transactions also impacted service fees, in particular in connection with the credit approval and clearance processes. Accordingly, banking service fees amounted to R$ 123 million in the first quarter of 2006, representing a 4.2% growth compared to the prior quarter. Non-interest expenses remained virtually unaltered quarter-on-quarter, testifying to the intensive cost control efforts across the organization.

Accordingly, operating profits grew by R$ 29 million from the previous quarter, totaling R$ 159 million.

Ultimately the net income of Itaucred's Vehicle business reached R$ 115 million in the first quarter of 2006, a R$ 20 million increase from the previous quarter. Return on allocated capital was 40.9% in the quarter, 380 basis points above the fourth quarter of 2005.

Credit Cards - Non Current Account Holders

The net income from the Credit Cards - Non-Account Holders subsegment was R$ 50 million in the first quarter of 2006, a 9.1% decline compared to the prior quarter, mainly due to the allowance for loan losses.

The managerial financial margin grew, owing to the higher volume of financing, which also impacted the allowance for loan losses, giving rise to greater expense.

The lower service income, in particular with respect to interchange, stems from the reduction in the volume of transactions in the first quarter of the year. The decrease in the volume of transactions impacted certain expenses, in particular data processing expenses. Decreased advertising expenses also helped to reduce non-interest expenses.

The credit card customer base went up from 4,033 thousand in December 2005 to 4,100 thousand in March 2006, growing by 1.7% in the first quarter of the year.

Quantity of Credit Cards *(in thousands)*



The volume of transactions in the first quarter of 2006 totaled R$ 2,846 million, down 14.0% from the prior quarter when, for seasonal reasons, volumes are significantly higher than in other periods of the year.

Volume of Transactions *R$ Million*



The market share of the volume of transactions was computed based on total market figures provided by the Brazilian Association of Credit Card and Services Companies (Associação Brasileira das Empresas de Cartões de Crédito e Serviços - ABECS).

Market Share (%)



Taií

The ongoing consolidation of Taií's operations proceeded during the quarter, with a 16.2% expansion in the loan portfolio volume, which totaled R$ 2,320 million as of March 31, 2006. The managerial financial margin of Taií was R$ 108 million in the quarter, increasing by 26.4% compared to the previous period. Besides, in the quarter the Brazilian Central Bank approved the formation of Financeira Americanas Itaú - FAI, a joint venture of Itaú with Lojas Americanas.



Banco Itaú Holding Financeira S.A.

Risk Management

Risk

Management

Manage

ement

Risk

Risk Man

Risk Management

Market Risk

Itaú regards risk management as an essential instrument for optimizing the use of capital and selecting the best business opportunities, with a view to achieving the best risk/return ratio for its stockholders.

Banco Itaú Holding Financeira S.A.

The table below presents Banco Itaú Holding Financeira's consolidated Global VaR, which comprises the portfolios of Itaú BBA, Banco Itaú Europa, Banco Itaú Buen Ayre and Itaú's structural portfolio. A significant diversification of the risks of the business units can be seen, which makes it possible for the conglomerate to keep total exposure to market risk very small, when compared to its capital.

Banco Itaú Holding VaR (*)   *R$ Million*

	Mar 31, 06	Dec 31, 05
Fixed Rate Risk Factor	18.1	19.1
Benchmark Rate (TR) Risk Factor	7.2	6.3
IGPM Risk Factor	15.9	4.5
Exchange Indexation Risk Factor	13.5	8.6
Exchange Variaton Risk Factor (**)	6.4	6.3
Sovereign Risk Factor	16.7	15.7
Equities Risk Factor	19.4	9.9
Libor Risk Factor	1.9	1.1
Banco Itaú Europa	0.7	1.6
Banco Itaú Buen Ayre	0.2	0.2
Diversification Impact	(45.4)	(56.2)
**Global VaR (**) **	**54.5**	**17.0**

(*) VaR refers to the maximum potencial loss of 1 day, with a 99% confidence level.
(**) Considering the tax effects.
Nb.: Does not consider our own portfolio on 03.31.06

Banco Itaú

The increase in the Global VaR of the Structural Gap as of March 31, 2006 was driven by the higher volatility seen in all risk factors, on account of strong fluctuations in market prices.

Structural Gap Itaú VaR

R$ Million

	Mar 31, 06	Dec 31, 05
Fixed Rate Risk Factor	13.3	7.6
Benchmark Rate (TR) Risk Factor	7.2	6.3
IGPM Risk Factor	13.0	5.2
Exchange Indexation Risk Factor	8.9	4.8
Exchange Variaton Risk Factor (*)	1.0	0.7
Equities Risk Factor	17.6	10.6
Diversification Impact	(28.5)	(21.2)
Global VaR (*)	**32.4**	**14.1**

(*) Considering the tax effects.

During the quarter, Stress VaR of our Own Portfolio reached R$ 284 million on average, amounting to R$ 374 million on March 31, 2006. The increase in Stress VaR in the quarter primarily stems from transactions carried out in the domestic fixed rate market.

Stress Var of the proprietary desk of Itaú   *R$ Million*

	Mar 31, 06	Dec 31, 05
Stress VaR Global	**(373.8)**	**(115.4)**
Maximum Global VaR in the quarter	(504.6)	(168.1)
Medium Global VaR in the quarter	(284.0)	(80.3)
Minimum Global VaR in the quarter	(57.2)	(2.8)

The asset portfolios of the branches in Grand Cayman, New York and Itaubank showed higher Overseas global risk at the end of the quarter. Average VaR for the period, however, remained flat compared to the prior quarter.

Overseas VaR

US$ Million

	Mar 31, 06	Dec 31, 05
Sovereign Risk Factor	6.3	4.4
Libor Risk Factor	0.9	0.5
Diversification Impact	(0.8)	(1.8)
Global VaR	**6.4**	**3.1**
Maximum Global VaR in the quarter	**8.0**	**6.8**
Medium Global VaR in the quarter	**5.5**	**5.2**
Minimum Global VaR in the quarter	**3.7**	**3.1**

Banco Itaú BBA

Itaú BBA's desks are independent from Itaú, and hold positions in order to optimize risk-weighted returns. As was the case in prior periods, Itaú BBA has a low exposure to market risk when compared to its capital.

Banco Itaú BBA VaR

R$ Million

	Mar 31, 06	Dec 31, 05
Fixed Rate Risk Factor	7.1	3.0
Exchange Indexation Risk Factor	6.6	2.9
Exchange Variaton Risk Factor (*)	4.7	11.5
Equities Risk Factor	3.9	5.6
Sovereign Risk Factor	7.6	13.1
Diversification Impact	(14.5)	(11.5)
Global VaR (*)	**15.4**	**24.6**
Maximum Global VaR in the quarter	**43.9**	**28.6**
Medium Global VaR in the quarter	**31.2**	**21.2**
Minimum Global VaR in the quarter	**15.4**	**12.7**

(*) Considering the tax effects.

Risk Management

Securities Portfolio

Evolution of Securities Portfolio

R$ Million

	Mar 31, 06	%	Dec 31, 05	%	Mar 31, 05	%	Variation (%) Mar06-Dec05	Mar06-Mar05
Public Securities - Domestic	7,380	20.7%	6,638	20.0%	7,218	24.3%	11.2%	2.2%
Public Securities - Foreign	688	1.9%	629	1.9%	852	2.9%	9.4%	-19.3%
Total Public Securities	8,067	22.7%	7,267	21.9%	8,070	27.1%	11.0%	0.0%
Private Securities	13,352	37.5%	12,781	38.6%	11,660	39.2%	4.5%	14.5%
PGBL/VGBL Funds Quotas	11,047	31.0%	10,215	30.8%	7,436	25.0%	8.1%	48.6%
Derivative Financial Instruments	3,415	9.6%	3,236	9.8%	2,984	10.0%	5.5%	14.5%
Additional Provision	(280)	-0.8%	(370)	-1.1%	(400)	-1.3%	-24.3%	-30.0%
Total Securities	**35,601**	**100.0%**	**33,128**	**100.0%**	**29,750**	**100.0%**	**7.5%**	**19.7%**

At March 31, 2006, the balance of the securities portfolio increased by 7.5% quarter-on-quarter, totaling R$ 35,601 million. Highlights of the quarter include changes of R$ 832 million in the balance of PGBL/VGBL fund quotas - reaching R$ 11,047 million - and R$ 801 million in public securities, adding up to R$ 8,067 million. One should bear in mind that the PGBL/VGBL plan portfolio is owned by our customers, and is recorded through a contra entry to Technical provisions for private security, in liabilities.

Private Securities Portfolio and Credit Portfolio

At March 31, 2006, total resources appropriated to the financing of economic activities of the various sectors amounted to R$ 85,398 million, increasing by R$ 4,861 million when compared to the last quarter of 2005.

Funds intended for the economic agents

R$ Million

March, 06 Risk Level	AA	A	B	C	D - H	Total
Euro Bond's and Similars	4,075	417	118	35	50	4,696
Certificates of Deposits	2,925	157		2	-	3,084
Debentures	881	544	114		-	1,540
Shares	1,155	105	17	9	1	1,286
Promissory Notes	121	28	284	33	-	465
Other	1,408	582	229	59	3	2,281
SubTotal	**10,565**	**1,833**	**762**	**138**	**53**	**13,352**
Credit Operations(*)	15,638	31,110	14,273	3,407	7,618	72,046
Total	**26,203**	**32,943**	**15,035**	**3,545**	**7,671**	**85,398**
% of Total	**30.7%**	**38.6%**	**17.6%**	**4.2%**	**9.0%**	**100.0%**

R$ Million

December, 05 Risk Level	AA	A	B	C	D - H	Total
Euro Bond's and Similars	3,729	317	82	38	41	4,206
Certificates of Deposits	3,437	108	120	10	-	3,676
Debentures	1,026	568	67	51	-	1,712
Shares	957	88	12	7	0	1,065
Promissory Notes	240	10	289	15	-	554
Other	624	573	339	29	3	1,568
SubTotal	**10,013**	**1,665**	**908**	**151**	**44**	**12,781**
Credit Operations(*)	14,231	29,688	14,245	3,593	5,999	67,756
Total	**24,244**	**31,353**	**15,153**	**3,743**	**6,043**	**80,537**
% of Total	**30.1%**	**38.9%**	**18.8%**	**4.6%**	**7.5%**	**100.0%**

(*) Endorsements and Sureties included.

Risk Management

Credit Risk

Credit Transactions

During the first quarter of 2006, the credit portfolio, including sureties and guarantees, increased by 6.3%, reaching a total of R$ 72,046 million. The growth in the personal loan segment was 8.2%, totaling R$ 30,813 million, equal to approximately 54.6% of the overall growth in the quarter. Credits with a risk rating between "AA" and "B" slightly decreased, from 85.8% of the total portfolio at the end of the prior quarter to 84.7% now.

In March 2006, Retail Trade represented the largest concentration of portfolio risk, accounting for 5.5% of the total. During the first quarter of 2006, the following sectors posted the most significant growth: Finance, R$ 1,136 million, Services - Other, R$ 489 million, Retail Trade, R$ 270 million, Chemicals and Petrochemicals, R$ 171 million.

Credit Operations

R$ Million (**)



| | Credit Operations and Guarantees (2) | | Credit Operations (1) |

(*) As of Mar 31, 06 (**) In constant currency from Dec 31, 1995 to that date; in nominal amounts thereafter.
(1) Credit transactions: Loans, Leasing, Other Credits and Advances on Foreign Exchange Contracts. (2) Guarantees include collateral, surety and other guarantees.

The share of the 100 largest borrowers in the total credit portfolio in March 2006 was 24.7%, compared to 24.0% in December 2005. The largest individual borrower represented 0.8% of the total portfolio at the end of the first quarter of 2006.

The ratio of abnormal loans (more than 14 days overdue) as a percentage of the total portfolio grew by 100 basis points, now representing 6.8% of the portfolio.

Risk Management

Credit Portfolio Development Consolidated by Client Type and Currency

R$ Million

	Mar/2006	Dec/2005	Mar/2005	Variation Mar/06 - Dec/05		Variation Mar/06 - Mar/05	
Total	Balance	Balance	Balance	Balance	%	Balance	%
Individuals	**30,813**	**28,471**	**20,770**	**2,342**	**8.2%**	**10,044**	**48.4%**
Credit Card	6,904	7,216	5,033	(311)	-4.3%	1,871	37.2%
Personal Loans	11,457	10,320	8,467	1,138	11.0%	2,991	35.3%
Vehicles	12,451	10,936	7,270	1,516	13.9%	5,182	71.3%
Businesses	**36,703**	**34,744**	**31,905**	**1,960**	**5.6%**	**4,799**	**15.0%**
Corporate	22,962	21,960	21,408	1,003	4.6%	1,554	7.3%
Small and Medium-Sized Companies	13,741	12,784	10,496	957	7.5%	3,244	30.9%
SubTotal	**67,517**	**63,215**	**52,674**	**4,301**	**6.8%**	**14,842**	**28.2%**
Mandatory Loans	**4,529**	**4,541**	**4,338**	**(12)**	**-0.3%**	**192**	**4.4%**
Rural Loans	2,628	2,653	2,461	(26)	-1.0%	167	6.8%
Mortgage Loans	1,902	1,888	1,877	14	0.7%	25	1.3%
Total	**72,046**	**67,756**	**57,012**	**4,290**	**6.3%**	**15,034**	**26.4%**
Local Currency							
Individuals	**30,684**	**28,343**	**20,622**	**2,340**	**8.3%**	**10,062**	**48.8%**
Credit Card	6,889	7,213	5,009	(323)	-4.5%	1,881	37.6%
Personal Loans	11,343	10,195	8,343	1,148	11.3%	2,999	35.9%
Vehicles	12,451	10,936	7,270	1,516	13.9%	5,182	71.3%
Businesses	**25,456**	**24,234**	**20,378**	**1,222**	**5.0%**	**5,078**	**24.9%**
Corporate	14,352	14,039	12,789	313	2.2%	1,563	12.2%
Small and Medium-Sized Companies	11,104	10,194	7,589	909	8.9%	3,515	46.3%
SubTotal	**56,139**	**52,577**	**41,000**	**3,562**	**6.8%**	**15,139**	**36.9%**
Mandatory Loans	**4,519**	**4,532**	**4,333**	**(13)**	**-0.3%**	**187**	**4.3%**
Rural Loans	2,628	2,653	2,461	(26)	-1.0%	167	6.8%
Mortgage Loans	1,892	1,879	1,872	13	0.7%	20	1.1%
Total	**60,659**	**57,109**	**45,332**	**3,550**	**6.2%**	**15,326**	**33.8%**
Foreign Currency							
Individuals	**130**	**128**	**148**	**2**	**1.3%**	**(18)**	**-12.3%**
Credit Card	15	3	25	12	362.5%	(9)	-38.6%
Personal Loans	115	125	123	(10)	-8.1%	(9)	-7.1%
Vehicles	-	-	-	-	-	-	-
Businesses	**11,248**	**10,510**	**11,527**	**738**	**7.0%**	**(279)**	**-2.4%**
Corporate	8,610	7,920	8,619	690	8.7%	(9)	-0.1%
Small and Medium-Sized Companies	2,637	2,590	2,908	47	1.8%	(270)	-9.3%
SubTotal	**11,377**	**10,638**	**11,675**	**739**	**6.9%**	**(297)**	**-2.5%**
Mandatory Loans	**10**	**9**	**5**	**1**	**8.1%**	**5**	**94.0%**
Rural Loans	-	-	-	-	-	-	-
Mortgage Loans	10	9	5	1	8.1%	5	94.0%
Total	**11,387**	**10,647**	**11,680**	**740**	**7.0%**	**(292)**	**-2.5%**

Note: Endorsements and sureties included.

Vehicle financing operations including endorsements were moved to the group "Corporate".

Deposits

At March 31, 2006, the balance of deposits added up to R$ 51,688 million, which is equal to a 2.3% increase from the prior quarter. The change was driven by an increase of R$ 2,601 million in the balance of time deposits, partly offset by a R$ 1,009 million reduction in the demand deposit balance.

To ensure the expansion of our credit portfolio, we leverage our extensive, diversified deposit base to fund our transactions.

Deposits Balance

R$ Million

	Mar 31, 06	%	Dec 31, 05	%	Mar 31, 05	%	Variation (%) Mar06-Dec05	Variation (%) Mar06-Mar05
Demand deposits	11,681	22.6%	12,689	25.1%	10,669	24.2%	-8.0%	9.5%
Savings deposits	19,204	37.2%	19,783	39.2%	19,024	43.2%	-2.9%	0.9%
Interbank deposits	800	1.5%	646	1.3%	1,055	2.4%	24.0%	-24.2%
Time deposits	20,003	38.7%	17,402	34.4%	13,277	30.2%	14.9%	50.7%
Total Deposits	**51,688**	**100.0%**	**50,520**	**100.0%**	**44,025**	**100.0%**	**2.3%**	**17.4%**

Solvency

The solvency ratio (BIS Ratio) stood at 16.9% in March 2006, well above the minimum of 11% required by the banking authority and virtually unaltered in comparison with the last quarter of 2005.

Analysis of the Consolidated Balance Sheet

Balance Sheet by Currency (*)

The Balance Sheet by Currency shows the balances linked to the local and foreign currencies. At March 31, 2006, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability totaling of US$ 1,581 million. It should be pointed out that our gap management policy considers the tax effects of this position. As the results from exchange variation on investments abroad are not taxed, our hedge (liability position in foreign exchange derivatives) is higher than the assets protected, so that the total result of the foreign exchange position, net of tax effects, is consistent with our strategy for low risk exposure.

R$ million

| Assets | Consolidated | Mar 31, 06 | | | | Dec 31, 05 |
| | | Business in Brazil | | | Business Abroad | Business in Brazil |
		Total	Local Currency	Foreign Currency		Foreign Currency
Cash and Cash Equivalents	2,332	2,085	1,923	162	275	147
Short-term Interbank Deposits	22,362	17,882	17,641	241	5,194	499
Securities	35,601	27,011	26,501	510	12,031	727
Loan and Leasing Operations	59,301	54,920	50,956	3,964	5,400	3,864
Other Assets	40,694	40,353	32,265	8,088	1,706	4,847
Foreign Exchange Portfolio	12,621	13,788	5,769	8,019	0	4,741
Other	28,073	26,565	26,496	69	1,706	106
Permanent Assets	2,914	8,575	2,309	6,266	615	6,518
TOTAL ASSETS	163,204	150,826	131,594	19,232	25,220	16,602
DERIVATIVES - CALL POSITIONS						
Futures				8,908		7,581
Options				5,407		6,320
Swaps				4,394		4,360
Other				3,055		1,850
TOTAL ASSETS AFTER ADJUSTMENTS (a)				40,996		36,713

| Liabilities | Consolidated | Mar 31, 06 | | | | Dec 31, 05 |
| | | Business in Brazil | | | Business Abroad | Business in Brazil |
		Total	Local Currency	Foreign Currency		Foreign Currency
Deposits	51,688	45,822	45,820	1	5,972	2
Deposits Received under Securities Repo Agreements	21,915	20,139	20,153	(14)	1,778	(15)
Funds from Acceptances and Issue of Securities	6,714	7,350	3,358	3,992	2,790	4,212
Borrowings and On-lending Borrowings	8,201	6,419	4,198	2,221	3,143	3,128
Derivative Financial Instruments	2,290	1,182	1,182	0	1,118	0
Other Liabilities	38,825	36,478	28,761	7,716	4,024	5,180
Foreign Exchange Portfolio	12,813	13,980	7,072	6,909	0	4,289
Other	26,012	22,497	21,690	808	4,024	891
Technical Provisions of Insurance, Pension Plans and Capitalization - unrestricted	15,538	15,538	15,538	0	0	0
Deferred Income	73	55	55	0	13	0
Minority Interest in Subsidiaries	1,341	1,225	1,225	0	116	0
Stockholder's Equity	16,619	16,619	16,619	0	6,266	0
TOTAL LIABILITIES	163,204	150,826	136,910	13,916	25,220	12,507
DERIVATIVES - PUT POSITIONS						
Futures				11,483		8,710
Options				4,486		4,330
Swaps				12,454		12,767
Other				1,473		1,540
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)				43,812		39,854
FOREIGN EXCHANGE POSITION (c = a - b)				(2,815)		(3,141)
FOREIGN EXCHANGE POSITION OF MINORITY STOCKHOLDERS' (d)				(619)		(614)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS' (c + d) R$				(3,434)		(3,755)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS' (c + d) US$				(1,581)		(1,604)

(*) It does not exclude transactions between local and foreign business.

Activities Abroad

Activities Abroad

Banco Itaú Holding Financeira occupies a prominent position among the private capital economic groups with a presence abroad. Its footprint includes strategically well located units in the Americas, Europe and Asia, giving rise to important synergies in foreign trade financing, placement of eurobonds, offering of sophisticated financial transactions (Structured Notes), private banking in Luxembourg, international transfers, and international cash management.

At March 31, 2006, the consolidated investments abroad of Banco Itaú Holding Financeira totaled R$ 6,266 million (US$ 2,884 million), including non-financial business.

Highlights - Units Abroad

R$ Million

UNIT ABROAD	Mar 31,06	Dec 31, 05	Comments on the variation in the quarterly results
Branches Abroad			
Assets	7,792	8,337	Higher income from derivative financial instruments (Swaps and Futures).
Stockholder's Equity	1,811	1,916	
Income accumulated in the Financial Year	41	(10)	
Income in the Quarter	41	10	
Quarterly annualized ROA	2.1%	0.5%	
Quarterly annualized ROE	9.0%	2.1%	
Itau Bank, Ltd.			
Assets	3,483	3,441	Lower income from derivative financial instruments (Swaps and Futures).
Stockholder's Equity	1,212	1,330	
Income accumulated in the Financial Year	(22)	64	
Income in the Quarter	(22)	3	
Quarterly annualized ROA	-2.5%	0.3%	
Quarterly annualized ROE	-7.2%	0.8%	
Banco Itaú Buen Ayre S.A.			
Assets	1,265	1,271	Lower income from credit operation recovery.
Stockholder's Equity	215	231	
Income accumulated in the Financial Year	6	12	
Income in the Quarter	6	11	
Quarterly annualized ROA	1.9%	3.5%	
Quarterly annualized ROE	11.0%	19.1%	
Banco Itaú Europa S.A. Consolidated			
Assets	7,127	8,113	Higher income from derivative financial instruments (Swaps) and income from the investiment in Banco BPI.
Stockholder's Equity	1,089	1,098	
Income accumulated in the Financial Year	48	114	
Income in the Quarter	48	18	
Quarterly annualized ROA	2.7%	0.9%	
Quarterly annualized ROE	17.8%	6.7%	
Banco BBA and Subsidiaries(1)			
Assets	10,296	12,065	Lower income from the large trading volume of Brazilian sovereign debt securities in the last quarter.
Stockholder's Equity	1,904	1,949	
Income accumulated in the Financial Year	87	178	
Income in the Quarter	87	106	
Quarterly annualized ROA	3.4%	3.5%	
Quarterly annualized ROE	18.3%	21.8%	

(1) BBA-Creditanstalt Bank Ltd., Banco Itaú-BBA S.A. - Nassau Branch, BBA Representaciones S.A., Banco BBA-Creditanstalt S.A. - Sucursal Uruguai, Nevada Woods S.A., Karen International Ltd., Mundostar S.A., AKBAR - Marketing e Serviços Ltda., BBA Overseas Ltd and BBA Icatu Securities, INC.

Activities Abroad

Trade Lines

Our extensive relationships with correspondent banks ensures a great power of penetration and diversification of the sources of funds which, coupled with an improved perception of the Brazilian economy's fundamentals, has lead to a substantial increase in supply and longer terms, keeping funding costs at low levels.

Trade Line Distribution

Group/Country	Participation
Europe	58%
United States	24%
Latin America	11%
Canada	3%
Asia	4%

Performance of Over-Libor spread on trade lines (%p.y.)

At:	Due To:	
	180 days	360 days
Sep 30,05	0.200%	0.300%
Dec 31,05	0.150%	0.250%
Mar 31,06	0.150%	0.200%

Main Issues Outstanding [1]

We highlight below the main financial issues outstanding in the first quarter of 2006.

US$ Million

Instrument	Coordinator	Balance at Dec 31,05	Issues in the Quarter	Amortizations in the Quarter	Balance at Mar 31,06	Issue Date	Maturity Date	Coupon %
Fixed Rate Notes (2)	Merrill Lynch	254	-	-	255	08/13/2001	08/15/2011	4.250%
Fixed Rate Notes	Merrill Lynch and Itaubank	100	-	-	100	08/13/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch and Itaubank	80	-	-	80	11/09/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch	105	-	-	105	11/25/2003	09/20/2010	5.010%
Fixed Rate Notes	ABN Amro Bank and Itaubank	125	-	-	125	01/31/2005	01/31/2008	4.375%
Floating Rate Notes(3)	Banca IMI and Royal Bank of Scotland	177	-	-	182	07/24/2003	07/24/2006	Euribor(7) + 0.55%
Floating Rate Notes	Itaubank	393	-	-	393	12/31/2002	03/30/2015	Libor(6) + 1.25%
Floating Rate Notes(4)	Itaú Europa, HypoVereinsbank and ING Luxembourg	237	-	-	242	06/25/2004	07/12/2007	Euribor(7) + 0.45%
Floating Rate Notes	Merrill Lynch	105	-	-	105	07/07/2004	03/20/2011	Libor(6) + 0.65%
Floating Rate Notes(4)	HypoVereinsbank and ING	237	-	-	242	06/22/2005	06/22/2010	Euribor(7) + 0.375%
Floating Rate Notes	Calyon	140	-	(5)	135	06/30/2005	09/20/2008	Libor(6) + 0.30%
Floating Rate Notes	Calyon	200	-	-	200	06/30/2005	09/20/2012	Libor(6) + 0.20%
Floating Rate Notes(5)	Itaú Europa, HypoVereinsbank and LB Baden Wuerttember	118	-	-	121	12/22/2005	12/22/2015	Euribor(7) + 0.55%
Other Notes(8)		356	-	-	419			
Total		**2,627**	**-**	**(5)**	**2,705**			

(1) Amounts refer to principal amounts.
(2) Amount in US$ equivalent to JPY 30 billion.
(3), (4) and (5) Amounts in US$ equivalent to € 150 million, € 200 million and € 100 million, respectively
(6) 180-day Libor.
(7) 90-day Euribor.
(8) Structured and Credit Linked Notes.

Participation in Sovereign Issues

During the first quarter of 2006, Banco Itaú acted as co-manager with the Brazilian National Treasury in the reopening of Global 2037 (US$ 500 million).



Banco Itaú Holding Financeira S.A.

Ownership Structure

Ownership Structure

Ownership Structure

Itaú manages its corporate structure in a way that makes the best use of its capital amongst the various operating segments of the company. Note 15 to the Financial Statements details the average acquisition cost of treasury shares, as well as options granted to group executives under the "Plan for Granting Stock Options".

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Mar 31, 06	Dec 31, 05	Mar 31, 05
Stockholder's	**52,687**	**51,624**	**49,118**
Outstanding Preferred Shares (in thousands)	506,189	502,434	530,774
Outstanding Common Shares (in thousands)	601,545	601,576	605,994
Outstanding Shares (in thousands)	**1,107,735**	**1,104,009**	**1,136,768**
Preferred Shares in Treasury (in thousands)	20,789	24,544	18,204
Common Shares in Treasury (in thousands)	4,418	4,388	882
Shares in Treasury (in thousands)	**25,207**	**28,932**	**19,086**

NB: On 10/20/05, a reverse split of shares was carried out (900%). The position of Mar/05 is adjusted for better comparability.

The abridged organization chart of Itaú's structure is shown below. The percentual numbers consider the direct and indirect stakes.



(*) Itaúsa direct and indirect stake into Itaú Europa Bank is 89.89%.

Performance in the Stock Market

At the end of the first quarter of 2006, Itaú Holding preferred shares (ITAU4) were traded at R$ 64.00 per share, with an appreciation of 13.7% compared to the fourth quarter of the prior year. Common shares (ITAU3) appreciated by 18.1% compared to the fourth quarter of 2005, trading at R$ 55.50 per share. Itaú Holding ADRs (ITU) traded on NYSE were quoted at US$ 29.77 per ADR at the end of the first quarter of 2006, an appreciation of 23.9% .

Performance in Stock Market (*) - R$

In March 31, 2006	Preferred Shares	Common Shares
Maximum in the quarter (a)	73.0	62.5
Minimum in the quarter (b)	55.1	47.0
Variation % (a/b)	32%	33%
Maximum in the year (c)	73.0	62.5
Minimum in the year (d)	40.7	35.5
Variation % (c/d)	79%	76%
Price	64.0	55.5

(*) Calculation based on closing quotations of 03/31/2006.

Payment of Dividends / Interest on Own Capital (JCP)



During the first quarter of 2006, for the fifth consecutive year, the Board of Directors increased the amount of Interest on Own Capital (JCP) paid on a monthly basis, this time by 14.3%, from R$ 0.021 to R$ 0.024.

JCP payments during the first quarter of 2006, totaling R$ 553 million, represent a 3.6% increase compared to the fourth quarter of 2005 and a 59.8% increase compared to the first quarter of 2005.

Reinvestment Dividend Program

Since April 2006, Itaú Holdings shareholders, account holders of Banco Itaú S.A., have the opportunity to automatically reinvest their dividends whenever they buy preferred or ordinary shares. The percentage of dividends to be reinvested can vary from 10% to 100%. This Program, by Itaú Holding, was the first to be approved by the CVM (Brazilian Security Exchange Commission).

Significant Events - Cycle of Apimec 2006

In March 2006, Banco Itaú Holding Financeira S.A. started the cycle of Apimec 2006 presentations throughout Brazil. The first presentation was in Brasília, on March 29, with more than 140 attendants.

Subsequent Events

In addition to the Apimec Meeting held in Brasília, three additional meetings are scheduled to take place in the first half of the year:
- In Belo Horizonte, on May 24;
- In Rio de Janeiro, on May 25, and
- In Porto Alegre, on June 1.

The Stockholders' Meeting held on April 26, 2006 approved the following changes to the by-laws:

a) Members elected to the Board of Directors must be under seventy-five (75) years of age;

b) The Compensation Committee name was changed to Nomination and Compensation Committee, with an expanded number of members, goals and purposes;

c) The Disclosure and Negotiation Committees were consolidated.

Acquisition of BankBoston's operations in Latin America

Banco Itaú Holding Financeira S.A. (ITAÚ) and Itaúsa - Investimentos Itaú S.A. (ITAÚSA) announced that they have entered into an agreement with Bank of America Corporation (BAC) dated 05-01-2006 which involves:

- The acquisition of BankBoston (BKB) in Brazil by ITAÚ pursuant to the issuance of 68,518 thousand non-voting ITAÚ shares, equal to an approximate 5.8% share of ITAÚ's total capital;
- The exclusive right for ITAÚ to acquire BKB's operations in Chile and Uruguay, as well as certain other financial assets owned by clients of Latin America.

This transaction, the largest stock swap ever to be completed in the Brazilian financial services industry, secures ITAÚ's leadership amongst private Brazilian institutions in the asset management, custody business, and in the high net worth individual and large corporate sectors and provides it with the opportunity to expand its operations into new markets in Latin America. Further more information about this operation, check the material fact at our Investor Relations website: "www.itauir.com".

Performance Culture

The superior market capitalization, the significant increase in the liquidity of our stock, and the launch of differentiated products and services for the capital market, among other initiatives, reflect the enhancement of Itaú Holding's Performance Culture, which aims at creating value for our stockholders and focuses on sustained profitability. As a result of the strategic long-term vision of our Performance Culture, the return on stockholders' equity has remained above 30% over the past six quarters.

Return on Average Equity (%) (*)



(*) Annualized ROE

PRICEWATERHOUSECOOPERS ⒫

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0xx11) 3674-2000

Report of Independent Auditors on Supplementary Information

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1. In connection with our limited review of the Quarterly Information of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) as of March 31, 2006 and 2005, on which we issued a report without exceptions dated May 2, 2006, we performed a review of the supplementary information included in Management's Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated).

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management's Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in Management's Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the Quarterly Information.

3. On the basis of our review, we are not aware of any material modifications that should be made to this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the Quarterly Information taken as a whole.

São Paulo, May 2, 2006



PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Contador
CRC 1SP110374/O-0



Banco Itaú Holding Financeira S.A.











Complete Financial Statements
March 2006

BANCO ITAÚ HOLDING FINANCEIRA S.A.
INFORMATION ON THE RESULTS FOR THE FIRST QUARTER OF 2006

We present below the results of Itaú for the first quarter of 2006. The complete financial statements and the Management's Discussion and Analysis Report are available on the Itaú website (http://www.itauri.com.br).

1. Consolidated net income totaled R$ 1,460 million in the first quarter of 2006, with annualized return of 36.3% on average stockholders' equity. Consolidated stockholders' equity totaled R$ 16,619 million, a 6.8% increase in the quarter, and referential equity for operating limits calculation purposes was R$ 22,086 million. Itaú preferred and common shares for the quarter rose 18.5% and 19.1%, respectively, while the Bovespa index rose 14.0%.

2. Itaú employed 51,765 people at the end of the first quarter of 2006. Fixed compensation plus charges and benefits totaled R$ 854 million. Welfare benefits granted to employees and their dependants totaled R$ 166 million. Additionally, Itaú invested R$ 10 million in education, training and development programs.

3. Itaú paid or provided for its own taxes and contributions in the amount of R$ 1,620 million in the first quarter of 2006. Additionally, the amount of R$ 1,496 million in taxes was withheld from clients, collected and paid.

4. Consolidated assets totaled R$ 163,204 million, an 11.5% increase as compared to March 2005. The loan portfolio, including guarantees and sureties, grew 26.4% as compared to the same period in the prior year, totaling R$ 72,046 million. Noteworthy is the 48.4% in the credit to individuals segment.

5. Total own free, raised and managed funds increased 10.7% in the quarter, totaling R$ 274,732 million. Noteworthy is the 14.9% growth in time deposits. The total amount of technical provisions for insurance, pension plan and capitalization reached R$ 15,538 million, an increase of 6.1% in the quarter.

6. Euromoney magazine considered the Private Bank of Banco Itaú as the Best Private Bank in Brazil for Entrepreneurs and the Best Private Bank for clients with investments ranging from 1 million to 10 million dollars.

7. In January, Itaú and XL Capital Ltd. (XL) signed a Memorandum of Understanding aiming to create a new insurance company in Brazil, which will operate in the commercial and industrial insurance markets of high risk. The synergy between both companies will bring advantages to insurance brokers and clients.

8. Itaú continued to the practices that guide its operation in the segment of middle market companies. The loan portfolio was analyzed based on the trends for several economic sectors. Additionally, these sectors had a specific rating assigned for social and environmental risks. Itaú also continued to the assess of social and environmental risks in the analysis of companies, the adoption of this variable in credit decisions and the process for social and environmental education of its commercial partners by means of news releases focused on the middle market segment.

9. The investments of Fundação Itaú Social totaled R$ 5 million in the quarter. Noteworthy are the third edition of the "Escrevendo o Futuro" (Writing the Future) Award, the implementation of the "Melhoria da Educação

no Município" (Improvement of Municipal Education) Program in the State of Minas Gerais, and the second edition of the "Jovens Urbanos" (Urban Youth) Program in São Paulo.

10. Instituto Itaú Cultural programs totaled R$ 4 million in the quarter. Its headquarters in São Paulo received over 57 thousand visitors. The Rumos (Directions) Program opened the "Rumos Artes Visuais 2005-2006 – Paradoxos Brasil" Exhibit (2005-2006 Directions Visual Arts – Brazil Paradoxes) that presents the works of 78 artists.

11. In May 01, 2006, Itaú Holding and Bank of America Corporation have entered into an agreement to acquisition of BankBoston in Brazil and the exclusive right to acquire the BankBoston operations in Chile and Uruguay, as well as certain other financial assets owned by clients of Latin America. The acquisition of BankBoston in Brazil will be effected in stock pursuant to the issuance of 68.5 million new non-voting Itaú Holding shares, equal to an approximate 5.8% share of Itaú Holding's total capital valued at R$ 4.5 billion. With this investment, it is estimated a goodwill of R$ 2.2 billion in 2006, net of taxes.

São Paulo, May 8, 2006.

Olavo Egydio Setubal

Chairman

MANAGEMENT REPORT – 1st Quarter of 2006

To our Stockholders:

We present the Management Report and financial statements of Banco Itaú Holding Financeira S.A. (Itaú Holding) and its subsidiaries for the first quarter of 2006, in accordance with the regulations established by the Brazilian Corporate Law, the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP).

The Economy and the Banking Sector

The economic activity showed recovery signs during the first quarter of 2006. The industrial production, presented quarterly growth of 2.7% up to February. The good performance of consumer goods (5% of growth in the quarter), reflects the expansion of the real salaries, the relative stability of the unemployment rate, which is below 10%, and credit availability.

A scenario favorable for the trend of inflation, detected by the Monetary Policy Committee in 2005, has been confirmed. The basic interest rate has been reduced to 16.5% p.a. in the beginning of March.

In the financial sector, credit continued to post growths. Credit to individuals increased 6.2%, from R$ 157 billion at the end of 2005 to R$ 167 billion in March 2006, at prices of March 2006. Payroll advance loans, which have been the great driver of credit to individuals, seem to stabilize, accounting for approximately 15% of the loan portfolio. Credit to businesses increased 2.7%, from R$ 186 billion to R$ 191 billion, at prices of March 2006, in the first three months of the year.

Regarding fund raising, demand deposits increased 3.2% in real terms as compared to March 2005. Time deposits increased 5.8% while the net equity of Investment Fund's (FIFs) grew 18.7%.

Banco Itaú Holding Financeira S.A.

Main Economic and Financial Indicators

	1st Q/06	1st Q/05	Change %
Results – R$ million			
Gross income from financial operations	3,085	2,468	25.0
Income from services, insurance, pension plans and capitalization	3,828	3,149	21.6
Expenses not related to interest (1)	2,775	2,381	16.5
Operating income	2,360	1,943	21.4
Consolidated recurring net income	1,460	1,284	13.7
Consolidated net income	1,460	1,141	27.9
Results per share – R$			
Consolidated net income	1.32	1.00	32.0
Book value	15.00	12.87	16.6
Interest on own capital	0.50	0.30	66.7
Price per share - PN (2)	67.62	45.60	48.3
Market capitalization – R$ million (3)	74,902	51,838	44.5
Balance sheet – R$ million			
Total assets	163,204	146,403	11.5
Total loans (including guarantees and sureties)	72,046	57,012	26.4
Free, raised and managed own resources	274,732	226,665	21.2
Subordinated debts	4,471	4,770	(6.3)
Consolidated stockholders' equity	16,619	14,629	13.6
Referential equity (4)	22,086	20,258	9.0
Financial ratios (%) (% p.a.)			
Recurring return on average equity (5)	36.3	35.9	
Return on average equity (5)	36.3	31.9	
Return on average assets	3.7	3.3	
Efficiency ratio (6)	45.4	49.8	
Solvency ratio (Basel ratio) (7)	16.9	18.3	
Fixed assets ratio (7)	25.7	25.0	

(1) Includes personnel expenses, other administrative expenses, tax expenses for CPMF and other taxes and other operating expenses.

(2) Based on the average quote in March.

(3) Calculated based on the average quote of preferred shares in March.

(4) Capital basis, calculated according to BACEN Resolution No. 2837, dated May 30, 2001, based on the economic and financial consolidated result.

(5) The annualized return is represented by the relation between the quarterly net income and the average stockholder's equity (December plus March divided by two), multiplied by four.

(6) Calculated based on international criteria defined in the Management Discussion and Analysis Report.

(7) Position at March 31.

Consolidated net income for the first quarter was R$ 1,460 million, with an annualized return of 36.3% on average equity. The consolidated stockholders' equity of R$ 16,619 million increased 6.8% in the quarter. Itaú Holding paid and provided for taxes and contributions for the period in the amount of R$ 1,620 million.

Consolidated assets totaled R$ 163,204 million, a growth of 11.5% as compared to March 2005.

Itaú Holding's loan portfolio, including guarantees and sureties, increased 26.4% as compared to March 2005, reaching R$ 72,046 million at the end of the quarter. Noteworthy was the growth of 48.4% in the credit to individuals segment.

The personal loan portfolio increased 35.3% as compared to the first quarter of 2005. The Bank continued expanding the business of the consumer credit area associated with the Taií brand. At the end of the quarter, this financial institution had 4.5 million clients, posting a 19% growth as compared to December 2005. Taií opened 24 own stores, having a total of 154 stores in São Paulo, Rio de Janeiro and Minas Gerais at the end of the quarter. With the additional expansion of Financeira Itaú CBD (FIC), Financeira Itaú (FIT) and Financeira Americanas Itaú (FAI), the stores linked to Taií brand totaled 693 units at the end of the quarter.

The vehicle financing and leasing portfolio increased 71.3% as compared to the same period in 2005, reaching R$12,451 million. In this quarter, the product for heavy vehicles segment, launched in 2005, started to be offered nationally. In the moment, more than 1,000 trucks are financed per month.

In the real estate financings segment, Banco Itaú launched a new credit facility with fixed installments. This facility is for the financing of residential real estate over R$ 60 thousand, and includes the possibility of using the

FGTS – Fundo de Garantia do Tempo de Serviço as down payment. At present, this facility is available in the State of São Paulo.

The credit to businesses portfolio, disregarding the mandatory loans, increased 15.0% as compared to the same period of 2005, totaling R$ 36,703 million in the quarter. Noteworthy is the growth of 30.9% in the segment of micro, small and middle market companies, whereas the large companies segment increased 7.3%.

In relation to investment banking, which received important personnel investments, Itaú BBA was considered by ANBID – Associação Nacional dos Bancos de Investimento as the top distributor of fixed income and credit rights investment funds (FIDC), accounting for 26.5% and 58.2% of these respective market shares. In the quarter, Itaú BBA coordinated debentures and FIDCs operations amounting to R$ 1.7 billion.

In equity markets, Itaú BBA was the coordinator and bookrunner for the subsequent offering of a service company as well as for the three of the five initial public offerings (IPOs) performed in the quarter that totaled R$ 2.6 billion and put Itaú BBA in the top of the ANBID ranking of origination and distribution for the period.

Total own free, raised and managed funds reached R$ 274,732 million, a 10.7% increase as compared to December 2005. The increase of 14.9% in time deposits should be highlighted.

In the international area, we highlight the development and streamlining of the following: systems aimed at improving customer service thus increasing the number of transactions related to currency exchange, foreign trade and international cash management; the structuring of long-term operations for syndicate; and the activities in markets that are increasingly important to our clients, such as Asia, Eastern Europe and Argentina.

In the quarter, Itaú Holding's preferred shares increased 18.5% and common shares, 19.1%, whereas the Bovespa index appreciated 14.0%. The market value of Itaú Holding reached R$ 74,902 million at the end of the quarter.

Significant Event

In January, Itaú Holding and XL Capital Ltd. (XL) signed a Memorandum of Understanding aiming to create a new insurance company in Brazil, which will operate in the commercial and industrial insurance markets of high risk.

XL is a leader in the insurance, reinsurance and financial products and services segments for commercial and industrial corporate clients, as well as insurance companies. The synergy between both companies will bring advantages to insurance brokers and clients.

Awards

Banco Itaú's Private Bank was considered by Euromoney magazine as the Best Private Bank in Brazil for Entrepreneurs and the Best Private Bank for clients with investments ranging from 1 million to 10 million dollars. In addition, it received the São Paulo Award for Management Quality, granted by the Government of the State of São Paulo. The Bank was the only institution to receive a golden medal.

Banco Itaú earned the Advertiser of the year award from Associação Brasileira de Propaganda – ABP (Brazilian Advertising Association).

"Executivo de Valor" magazine, published by the Valor Econômico newspaper, elected Roberto Setubal as the "Executivo de Valor" (Valuable Executive) in the Banks and Financial Services category.

Itaú was elected the best fund manager by the Agência Estado's ranking prepared by Ibmec-SP, being a leader in the following categories: index, short term, exchange and external debt. It was also elected the best fund manager for the second year in a row by the Investidor Individual magazine, based on the methodology of the FIA-USP's Laboratório de Finanças.

People

Itaú Holding employed 51,765 people at the end of the first quarter of 2006. Fixed compensation plus charges and benefits totaled R$ 854 million. Welfare benefits granted to employees and their dependants totaled R$ 166 million. Additionally, Itaú invested R$ 10 million in education, training, and development programs.

Social and Environmental Responsibility

Itaú Holding continued the practices linked to sustainable development in the segment of middle market companies. The loan portfolio was analyzed based on the macro- and microeconomic trends for several economy sectors. Additionally, these sectors had a specific rating for social and environmental risks assigned. It continued the assessment of social and environmental risks in the analysis of companies, the adoption of this variable in credit decisions and the process of social and environmental education of commercial partners by means of news releases focused on the middle market segment.

The investments of Fundação Itaú Social totaled R$ 5 million for the quarter. Noteworthy are the third edition of the "Escrevendo o Futuro" (Writing the Future) Award, the implementation of the "Melhoria da Educação no Município" (Improvement of Municipal Education) Program in the State of Minas Gerais, and the second edition of "Jovens Urbanos" (Urban Youth) Program in São Paulo. We also highlight the involvement of World Bank in the program of economic evaluation for social projects.

Instituto Itaú Cultural programs totaled R$ 4 million in the quarter. Its headquarters in São Paulo received over 57 thousand visitors. The Rumos (Directions) Program, the main one of the institute, opened the "Rumos Artes Visuais 2005-2006 – Paradoxos Brasil" Exhibit (2005-2006 Directions Visual Arts – Brazil Paradoxes), which presents the works of 78 artists. The Instituto Itaú Cultural also organized an international seminar about contemporary art.

Subsequent event

In May 01, 2006, Itaú Holding and Bank of America Corporation have entered into an agreement to acquisition of BankBoston in Brazil and the exclusive right to acquire the BankBoston operations in Chile and Uruguay, as well as certain other financial assets owned by clients of Latin America.

The acquisition of BankBoston in Brazil will be effected in stock pursuant to the issuance of 68.5 million new non-voting Itaú Holding shares, equal to an approximate 5.8% share of Itaú Holding's total capital. Based on the non-voting shares average price on April 28, 2006, these newly-issued shares would be valued at R$ 4.5 billion. With this, Bank of America Corporation will become a shareholder of Itaú Holding and will appoint one member of Itaú Holding's Board of Directors.

With this investment, it is estimated a goodwill of R$ 2.2 billion, net of taxes. These write-offs, however, should not impact dividends/interest on own capital distributions to the pro forma shareholder base in the year, which should be higher than those paid out in 2005.

This transaction, the largest stock swap ever to be completed in the Brazilian financial services industry, secures Itaú Holding's leadership amongst private Brazilian institutions in the asset management, custody business, and in the high net worth individual and large corporate sectors and provides it with the opportunity to expand its operations into new markets in Latin America.

The conclusion of this transaction is subject to the approval of the Brazilian Central Bank of Brazil and other relevant authorities.

Independent Auditors – CVM Instruction No. 381

In the quarter, PricewaterhouseCoopers Auditores Independentes and related parties did not provide other non-audit related services in excess of 5% of total external audit fees.

Circular No. 3,068/01 of Central Bank of Brazil

Banco Itaú Holding Financeira S.A. hereby declares to have the financial capacity and the intention to hold to maturity securities classified under line item "held-to-maturity securities" in the balance sheet, in the amount of R$ 1,813 million, corresponding to only 5.1% of total securities held.

Acknowledgements

We reward thank our stockholders and clients for their essential support and trust. To our employees, our special thanks for their efforts and dedication to achieve consistent and differentiated results.

(Approved at the Meeting of the Board of Directors on May 8, 2006).

The complete financial statements and the Management Discussion and Analysis Report, which present further details on the results for the period, are available on the Itaú Holding website (http://www.itauri.com.br).

BANCO ITAÚ HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS

Chairman
OLAVO EGYDIO SETUBAL

Vice-Chairmen
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL

Members
ALCIDES LOPES TÁPIAS
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSÉ VILARASAU SALAT
MARIA DE LOURDES EGYDIO VILLELA
PERSIO ARIDA
ROBERTO TEIXEIRA DA COSTA
SERGIO SILVA DE FREITAS
TEREZA CRISTINA GROSSI TOGNI

EXECUTIVE BOARD
Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Senior Vice-President
HENRI PENCHAS

Executive Vice-Presidents
ALFREDO EGYDIO SETUBAL *
CANDIDO BOTELHO BRACHER
* Investor Relations Officer

Legal Counsel
LUCIANO DA SILVA AMARO

Executive Directors
RODOLFO HENRIQUE FISCHER
SILVIO APARECIDO DE CARVALHO

Managing Directors
JACKSON RICARDO GOMES
MARCO ANTONIO ANTUNES
VILSON GOMES DE BRITO

Deputy Managing Director
WAGNER ROBERTO PUGLIESI

INTERNATIONAL ADVISORY BOARD
President
ROBERTO EGYDIO SETUBAL

Members
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSÉ CARLOS MORAES ABREU
JULIO LAGE GONZALEZ
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

Accountant
JOSÉ MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

ADVISORY BOARD
FERNANDO DE ALMEIDA NOBRE NETO
LÍCIO MEIRELLES FERREIRA
LUIZ EDUARDO CAMPELLO

COMPENSATION COMMITTEE
President
OLAVO EGYDIO SETUBAL
Members
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL
ROBERTO TEIXEIRA DA COSTA

AUDIT COMMITTEE
President
CARLOS DA CAMARA PESTANA
Effective Members
ALCIDES LOPES TÁPIAS
TEREZA CRISTINA GROSSI TOGNI

SECURITIES TRADING COMMITTEE
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ALFREDO EGYDIO SETUBAL
ANTONIO CARLOS BARBOSA DE OLIVEIRA
HENRI PENCHAS
MARIA ELIZABETE VILAÇA LOPES AMARO
ROBERTO TEIXEIRA DA COSTA
SILVIO APARECIDO DE CARVALHO

MATERIAL INFORMATION DISCLOSURE COMMITTEE
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ALFREDO EGYDIO SETUBAL
ANTONIO CARLOS BARBOSA DE OLIVEIRA
ANTÔNIO JACINTO MATIAS
HENRI PENCHAS
MARIA ELIZABETE VILAÇA LOPES AMARO
ROBERTO TEIXEIRA DA COSTA
SILVIO APARECIDO DE CARVALHO
TEREZA CRISTINA GROSSI TOGNI

FISCAL BOARD
President
GUSTAVO JORGE LABOISSIERE LOYOLA

Members
FERNANDO ALVES DE ALMEIDA
IRAN SIQUEIRA LIMA

BANCO ITAÚ S.A.

President and Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Senior Vice-Presidents
ALFREDO EGYDIO SETUBAL
ANTÔNIO JACINTO MATIAS
HENRI PENCHAS
RENATO ROBERTO CUOCO

Executive Vice-Presidents
HÉLIO DE MENDONÇA LIMA
JOSÉ FRANCISCO CANEPA
RODOLFO HENRIQUE FISCHER
RONALD ANTON DE JONGH
RUY VILLELA MORAES ABREU

Legal Counsel
LUCIANO DA SILVA AMARO

Executive Directors
ALEXANDRE DE BARROS
CLÁUDIO RUDGE ORTENBLAD
FERNANDO TADEU PEREZ
JOÃO JACÓ HAZARABEDIAN
MARCO AMBROGIO CRESPI BONOMI
OSVALDO DO NASCIMENTO
SÉRGIO RIBEIRO DA COSTA WERLANG
SÍLVIO APARECIDO DE CARVALHO

Senior Managing Directors
ANTONIO CARLOS MORELLI
ALEXANDRE ZÁKIA ALBERT
CARLOS HENRIQUE MUSSOLINI
JACKSON RICARDO GOMES
JOSÉ GERALDO BORGES FERREIRA
LUIZ ANTONIO FERNANDES VALENTE
LYWAL SALLES FILHO
MARIA ELIZABETE VILAÇA LOPES AMARO
PAULO ROBERTO SOARES
RICARDO VILLELA MARINO

Managing Directors
ANTONIO CARLOS RICHECKI RIBEIRO
ALMIR VIGNOTO
ANDRÉ DE MOURA MANDARÁS
ANTONIO SIVALDI ROBERTI FILHO
AURÉLIO JOSÉ DA SILVA PORTELLA
ARNALDO PEREIRA PINTO
CARLOS EDUARDO DE MORI LUPORINI
CARLOS EDUARDO MÔNICO
CESAR PADOVAN
CÍCERO MARCUS DE ARAÚJO
CRISTIANE MAGALHÃES TEIXEIRA
EDELVER CARNOVALI
EDUARDO ALMEIDA PRADO
ERIVELTO CALDERAN CORRÊA
FABIO WHITAKER VIDIGAL
HELI DE ANDRADE
JAIME AUGUSTO CHAVES
JOÃO ANTONIO DANTAS BEZERRA LEITE
JOÃO COSTA
JOAQUIM MARCONDES DE ANDRADE WESTIN
JOSÉ ANTONIO LOPES
JOSÉ CARLOS QUINTELA DE CARVALHO
JÚLIO ABEL DE LIMA TABUAÇO
LUÍS ANTÔNIO RODRIGUES
LUIZ ANTONIO NOGUEIRA DE FRANÇA
LUIZ ANTONIO RIBEIRO
LUIZ ANTONIO RODRIGUES
LUIZ EDUARDO ZAGO
LUIZ FERNANDO DE ASSUMPÇÃO FARIA
LUIZ MARCELO ALVES DE MORAES
MANOEL ANTONIO GRANADO
MARCELO HABICE DA MOTTA
MARCELO SANTOS RIBEIRO
MARCO ANTONIO ANTUNES
MARCOS ROBERTO CARNIELLI
MÁXIMO HERNÁNDEZ GONZÁLEZ
MIGUEL BURGOS NETO
MOACYR ROBERTO FARTO CASTANHO
OSVALDO JOSÉ DAL FABBRO *
PASCHOAL PIPOLO BAPTISTA
PATRICK PIERRE DELFOSSE
RENATA HELENA OLIVEIRA TUBINI
RICARDO ORLANDO
RICARDO TERENZI NEUENSCHWANDER
VALMA AVERSI PRIOLI

elected in the EGM held on March 27, 2006, pending approval of BACEN

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman
ROBERTO EGYDIO SETUBAL

Vice-Chairmen
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS

Members
ALFREDO EGYDIO SETUBAL
ANTONIO BELTRAN MARTINEZ
ANTONIO CARLOS BARBOSA DE OLIVEIRA
CANDIDO BOTELHO BRACHER
EDMAR LISBOA BACHA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN
RODOLFO HENRIQUE FISCHER
SÉRGIO RIBEIRO DA COSTA WERLANG

EXECUTIVE BOARD

Chief Executive Officer
CANDIDO BOTELHO BRACHER

Managing Vice-Presidents
ANTÔNIO CARLOS BARBOSA DE OLIVEIRA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN

Vice-President Directors - Commercial
ALBERTO FERNANDES
SÉRGIO AILTON SAURIN

Directors
ALEXANDRE ENRICO SILVA FIGLIOLINO
ANDRÉ LUIS TEIXEIRA RODRIGUES
ANDRÉ LUIZ HELMEISTER
ANDRÉ EMILIO KOK NETO
CAIO IBRAHIM DAVID
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHOS
EUGÊNIO JOSÉ DE ALMEIDA E SILVA
EZEQUIEL GRIN
FÁBIO DE SOUZA QUEIROZ FERRAZ
FERNANDO ALCÂNTARA DE FIGUEREDO BEDA
FERNANDO FONTES IUNES
FRANCISCO PAULO COTE GIL
GUSTAVO HENRIQUE PENHA TAVARES
JOÃO CARLOS DE GÊNOVA
JOÃO REGIS DA CRUZ NETO
JOSÉ IRINEU NUNES BRAGA
LUIS ALBERTO PIMENTA GARCIA
LUIZ AUGUSTO NUNES DA SILVA
LUIZ HENRIQUE CAMPIGLIA
MARCELO MAZIERO
MARIA CRISTINA LASS
MARIO LUIZ AMABILE
ODAIR DIAS DA SILVA JUNIOR
PAOLO SERGIO PELLEGRINI
PAULO DE PAULA ABREU

ITAÚ SEGUROS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL *

Superintendent Director
RUY VILLELA MORAES ABREU

Managing Vice-Presidents - Executive
OLAVO EGYDIO SETUBAL JÚNIOR
MARCELO BLAY

Executive Directors
CARLOS EDUARDO DE MORI LUPORINI
CLÁUDIO CÉSAR SANCHES
JOSÉ CARLOS MORAES ABREU FILHO
elected in the OGM held on March 31, 2006, pending approval of SUSEP

Senior Managing Director
JACQUES BERGMAN

Managing Directors
IDACELMO MENDES VIEIRA
MANES ERLICHMAN NETO
OSMAR MARCHINI

BANCO ITAUCRED FINANCIAMENTOS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Managing Vice-Presidents
JOSÉ FRANCISCO CANEPA
MARCO AMBRÓGIO CRESPI BONOMI

Directors
ARNALDO PEREIRA PINTO
DILSON TADEU DA COSTA RIBEIRO
ERIVELTO CALDERAN CORRÊA
FERNANDO JOSÉ COSTA TELES
FLÁVIO KITAHARA SOUSA
GERÔNCIO MOTA MENEZES FILHO
JACKSON RICARDO GOMES
LUÍS FERNANDO STAUB
LUÍS OTÁVIO MATIAS
LUIZ TADEU CASTRO SANCHES
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MÁRIO MENDES AMADEU
MÁRIO WERNECK BRITTO
RODOLFO HENRIQUE FISCHER

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet
(In thousands of Reais)

ASSETS	03/31/2006	03/31/2005
CURRENT ASSETS	**125,037,770**	**114,335,972**
CASH AND CASH EQUIVALENTS	**2,331,728**	**1,962,962**
SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)	**20,999,735**	**21,434,659**
Money market	13,390,530	12,529,762
Money market - Assets Guaranteeing Technical Provisions - SUSEP (Note 10b)	140,661	255,668
Interbank deposits	7,468,544	8,649,229
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	**27,089,127**	**21,248,545**
Own portfolio	8,589,453	6,618,272
Subject to repurchase commitments	1,073,839	614,617
Pledged in guarantee	885,724	1,454,594
Deposited with the Central Bank	187,698	6,755
Derivative financial instruments	2,730,910	2,622,656
Guarantor Resources of Technical Provisions - Funds quotas of PGBL/VGBL (Note 10b)	11,047,183	7,436,286
Guarantor Resources of Technical Provisions - Other securities (Note 10b)	2,574,320	2,495,365
INTERBANK ACCOUNTS	**13,092,733**	**11,638,940**
Pending settlement	1,178,419	1,040,095
Central Bank deposits	11,902,136	10,574,623
National Housing System (SFH)	7,645	8,364
Correspondents	3,093	6,577
Interbank onlendings	1,440	9,281
INTERBRANCH ACCOUNTS	**16,332**	**24,160**
LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)	**40,343,135**	**33,426,980**
Operations with Credit Assignment Characteristics (Note 4d)	42,644,252	34,998,298
(Allowance for loan losses) (Note 4e)	(2,301,117)	(1,571,318)
OTHER RECEIVABLES	**20,241,848**	**23,903,439**
Foreign exchange portfolio (Note 8)	12,620,673	13,417,021
Income receivable	553,274	523,637
Insurance premium receivable (Note 10b)	666,007	632,224
Negotiation and Intermediation of securities (Note 19h)	1,393,373	4,968,200
Sundry (Note 12a)	5,008,521	4,362,357
OTHER ASSETS (Note 4f)	**923,132**	**696,287**
Other assets	373,068	369,270
(Valuation allowance)	(91,273)	(102,516)
Prepaid expenses (Note 12b)	641,337	429,533
LONG-TERM RECEIVABLES	**35,252,150**	**29,068,336**
SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)	**1,362,468**	**567,569**
Money market	204,405	-
Money market - Assets Guaranteeing Technical Provisions - SUSEP (Note 10b)	436,431	-
Interbank deposits	721,632	567,569
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	**8,512,088**	**8,501,710**
Own portfolio	4,968,964	5,345,282
Subject to repurchase commitments	1,115,127	585,876
Pledged in guarantee	731,488	1,014,642
Deposited with the Central Bank	68,999	195,847
Derivative financial instruments	684,221	360,874
Guarantor Resources of Technical Provisions - Other securities (Note 10b)	943,289	999,189
INTERBANK ACCOUNTS - National Housing System (SFH)	**362,427**	**268,694**
LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)	**18,957,576**	**14,264,787**
Operations with Credit Assignment Characteristics (Note 4d)	21,324,876	15,981,456
(Allowance for loan losses) (Note 4e)	(2,367,300)	(1,716,669)
OTHER RECEIVABLES - Sundry (Note 12a)	**5,250,745**	**4,983,267**
OTHER ASSETS - Prepaid expenses (Note 12b)	**806,846**	**482,309**
PERMANENT ASSETS	**2,913,872**	**2,998,471**
INVESTMENTS (Notes 4g and 14a II)	**826,783**	**842,186**
Investments in subsidiaries and affiliates	654,304	686,761
Other investments	276,918	254,902
(Allowance for losses)	(104,439)	(99,477)
FIXED ASSETS (Note 4h and 14b)	**1,790,397**	**1,926,416**
Property for own use	2,145,069	2,147,812
Other fixed assets	3,383,299	3,170,793
(Accumulated depreciation)	(3,737,971)	(3,392,189)
OPERATING LEASE ASSETS (Note 4i)	**17,340**	**-**
Leased assets	18,552	-
(Accumulated depreciation)	(1,212)	-
DEFERRED CHARGES (Notes 4j and 14b)	**279,352**	**229,869**
Organization and expansion expenses	512,767	488,439
(Accumulated amortization)	(233,415)	(258,570)
TOTAL ASSETS	**163,203,792**	**146,402,779**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet
(In thousands of Reais)

LIABILITIES	03/31/2006	03/31/2005
CURRENT LIABILITIES	**92,661,289**	**94,916,829**
DEPOSITS (Notes 4a and 9b)	**45,605,558**	**42,560,438**
Demand deposits	11,329,599	10,487,531
Savings deposits	19,203,957	19,023,655
Interbank deposits	800,458	1,050,213
Time deposits	13,920,568	11,818,061
Other deposits	350,976	180,978
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	**9,465,759**	**10,573,113**
Own portfolio	5,342,507	5,764,774
Third-party portfolio	4,123,252	4,808,339
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	**1,654,973**	**1,113,856**
Mortgage notes	201,141	-
Debentures	140,897	-
Foreign borrowings in securities	1,312,935	1,113,856
INTERBANK ACCOUNTS	**1,173,101**	**1,047,920**
Pending settlements	1,043,580	940,338
Correspondents	129,521	107,582
INTERBRANCH ACCOUNTS	**1,098,005**	**1,036,774**
Third-party funds in transit	1,092,495	1,033,964
Internal transfer of funds	5,510	2,810
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	**3,754,672**	**5,082,106**
Borrowings	2,480,064	3,918,754
Onlendings	1,274,608	1,163,352
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	**1,858,496**	**2,062,711**
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	**2,769,128**	**2,458,569**
OTHER LIABILITIES	**25,281,597**	**28,981,342**
Collection and payment of taxes and contributions	1,601,140	1,728,174
Foreign exchange portfolio (Note 8)	12,813,144	13,567,260
Social and statutory (Note 15b II)	784,028	481,973
Tax and social security contributions (Note 13d I)	1,212,159	1,203,402
Negotiation and Intermediation of securities (Note 19h)	1,792,126	5,438,745
Credit card operations	4,330,075	3,237,180
Securitization of foreign payment orders (Note 9f)	171,476	517,532
Subordinated debts (Note 9g)	53,042	57,095
Sundry (Note 12c)	2,524,407	2,749,981
LONG-TERM LIABILITIES	**52,509,501**	**35,607,152**
DEPOSITS (Notes 4a and 9b)	**6,082,450**	**1,464,244**
Interbank deposits	-	5,186
Time deposits	6,082,450	1,459,058
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	**12,448,841**	**6,793,855**
Own portfolio	12,448,841	6,740,105
Third-party portfolio	-	53,750
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	**5,059,456**	**2,635,981**
Debentures	2,850,000	-
Foreign borrowings in securities	2,209,456	2,635,981
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	**4,446,033**	**5,147,218**
Borrowings	1,534,846	2,213,767
Onlendings	2,911,187	2,933,451
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	**431,637**	**180,616**
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	**12,769,113**	**9,095,309**
OTHER LIABILITIES	**11,271,971**	**10,289,929**
Tax and social security contributions (Note 13d I)	4,473,769	2,793,839
Securitization of foreign payment orders (Note 9f)	997,494	1,124,878
Subordinated debts (Note 9g)	4,417,526	4,712,782
Sundry (Note 12c)	1,383,182	1,658,430
DEFERRED INCOME (Note 4n)	**73,050**	**45,281**
MINORITY INTEREST IN SUBSIDIARIES	**1,341,311**	**1,204,796**
STOCKHOLDERS' EQUITY (Note 15)	**16,618,641**	**14,628,721**
Capital	8,300,000	8,101,000
Domestic	6,658,202	6,409,428
Foreign	1,641,798	1,691,572
Capital reserves	1,290,005	2,183,867
Revenue reserves	7,822,114	4,395,709
Adjustment to market value - securities and derivatives (Notes 4b, 4c and 6d)	338,896	345,510
(Treasury shares)	(1,132,374)	(397,365)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**163,203,792**	**146,402,779**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Income
(In thousands of Reais)

	01/01 to 03/31/2006	01/01 to 03/31/2005
INCOME FROM FINANCIAL OPERATIONS	**5,862,164**	**5,007,424**
Loans, leasing and other credits	3,536,208	3,135,360
Securities and derivative financial instruments	1,582,595	1,201,174
Insurance, pension plan and capitalization (Note 10c)	540,609	399,884
Foreign exchange operations	(16,969)	54,727
Compulsory deposits	219,721	216,279
EXPENSES ON FINANCIAL OPERATIONS	**(1,495,899)**	**(1,946,175)**
Money market	(1,149,716)	(1,432,839)
Technical provision for pension plan and capitalization (Note 10c)	(437,021)	(308,879)
Borrowings and onlendings	90,838	(204,457)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	**4,366,265**	**3,061,249**
RESULT OF LOAN LOSSES (Note 7d I)	**(1,281,142)**	**(593,410)**
Expense for allowance for loan losses	(1,439,714)	(755,608)
Income from recovery of credits written off as loss	158,572	162,198
GROSS INCOME FROM FINANCIAL OPERATIONS	**3,085,123**	**2,467,839**
OTHER OPERATING INCOME (EXPENSES)	**(725,111)**	**(524,571)**
Banking service fees (Note 12d)	2,120,872	1,794,070
Resources management	448,882	397,757
Current account services	385,553	348,628
Credit cards	486,681	436,573
Sureties and credits granted	387,567	270,700
Collection services	224,004	209,060
Other	188,185	131,352
Result of operations with insurance, pension plan and capitalization (Note 10c)	225,595	205,823
Personnel expenses (Note 12e)	(1,131,238)	(954,977)
Other administrative expenses (Note 12f)	(1,215,425)	(1,103,327)
Tax expenses (Notes 4m and 13a II)	(548,172)	(425,673)
Equity in results of associated companies (Note 14a III)	37,206	94,897
Other operating income (Note 12g)	132,348	111,618
Other operating expenses (Note 12h)	(346,297)	(247,002)
OPERATING INCOME	**2,360,012**	**1,943,268**
NON OPERATING INCOME	**(2,443)**	**6,043**
INCOME BEFORE TAXATION ON NET INCOME AND PROFIT SHARING	**2,357,569**	**1,949,311**
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4m and 13a I)	**(731,924)**	**(535,998)**
Due on operations for the period	(800,272)	(739,210)
Temporary additions	68,348	203,212
EXTRAORDINARY RESULT	**-**	**(142,245)**
PROFIT SHARING	**(167,284)**	**(91,735)**
Employees - Law 10,101 of 12/19/2000	(109,196)	(69,379)
Officers - Statutory - Law 6,404 of 12/15/1976	(58,088)	(22,356)
MINORITY INTEREST IN SUBSIDIARIES	**1,620**	**(38,037)**
NET INCOME	**1,459,981**	**1,141,296**
NUMBER OF OUTSTANDING SHARES - (Note 15a)	**1,107,734,617**	**1,136,767,570**
NET INCOME PER SHARE - R$	**1.32**	**1.00**
BOOK VALUE PER SHARE - R$	**15.00**	**12.87**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Changes in Financial Position
(In thousands of Reais)

	01/01 to 03/31/2006	01/01 to 03/31/2005
A - FINANCIAL RESOURCES WERE PROVIDED BY	**14,626,672**	**16,061,139**
ADJUSTED NET INCOME	**1,561,286**	**1,137,265**
Net income	1,459,981	1,141,296
Adjusted net income:	101,305	(4,031)
Depreciation and amortization	138,750	144,706
Equity in result of subsidiary companies	(37,206)	(94,897)
Extraordinary result in subsidiary and associated companies	-	(39,755)
Other	(239)	(14,085)
STOCKHOLDERS' RESOURCES - Stock options granted - Exercised stock options	101,795	87,673
THIRD PARTIES' RESOURCES ARISING FROM:	12,745,802	14,759,593
- Increase in liabilities:	12,136,718	14,706,275
Deposits	1,168,273	1,994,852
Deposits received under securities repurchase agreements	-	1,268,550
Funds from acceptance and issuance of securities	1,753,667	318,874
Interbank and interbranch accounts	1,463,643	-
Derivative finalcial instruments	-	1,070,091
Technical provisions for insurance, pension plan and capitalization	898,707	530,805
Other liabilities	6,852,428	9,523,103
- Decrease in assets:	514,541	4,189
Short-term interbank deposits	514,541	-
Other assets	-	4,189
- Changes in deferred income	2,073	(1,944)
- Disposal of assets and investments:	92,470	51,073
Non-operating assets	85,406	47,513
Fixed assets	6,689	3,531
Investments	375	29
CHANGES IN MINORITY INTERESTS	217,789	76,608
B - FINANCIAL RESOURCES WERE USED FOR	**14,379,506**	**16,028,629**
INTEREST ON OWN CAPITAL PAID AND PROVISIONED	555,989	347,256
PURCHASE OF TREASURY SHARES	1,668	9,701
ADJUSTMENT OF SECURITIES IN SUBSIDIARY COMPANIES	20,948	-
INVESTMENTS IN:	178,531	133,905
- Non-operating assets	80,709	35,033
- Fixed assets	80,324	92,588
- Investments	17,498	6,284
DEFERRED CHARGES	32,327	13,227
INCREASE IN ASSETS	12,372,310	15,235,898
- Short-term interbank deposits	-	2,255,556
- Securities and derivative financial instruments	2,389,817	767,746
- Interbank and interbranch accounts	-	47,074
- Loan, leasing operations and other credits	2,772,318	3,338,256
- Other receivables	7,209,656	8,827,266
- Other assets	519	-
DECREASE IN LIABILITIES	1,217,733	288,642
- Deposits received under securities repuchase agreements	116,050	-
- Funds from acceptance and issuance of securities	955,567	288,642
- Derivative financial instruments	146,116	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	**247,166**	**32,510**
CHANGES IN FINANCIAL POSITION:		
Cash and cash equivalents:		
- At the beginning of the period	2,084,562	1,930,452
- At the end of the period	2,331,728	1,962,962
- Increase (Decrease)	**247,166**	**32,510**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Balance Sheet
(In thousands of Reais)

ASSETS	03/31/2006	03/31/2005
CURRENT ASSETS	**418,311**	**332,885**
CASH AND CASH EQUIVALENTS	**144**	**51**
SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)	**141,057**	**110,983**
Money market	29,251	75,620
Interbank deposits	111,806	35,363
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	**3,458**	**7,170**
Own portfolio	2,814	6,883
Pledged in guarantee	536	-
Derivative financial instruments (Notes 4c and 6f)	108	287
OTHER RECEIVABLES	**272,556**	**214,681**
Income receivable	-	95,385
Sundry (Note 12a)	272,556	119,296
OTHER ASSETS - Prepaid expenses	**1,096**	**-**
LONG-TERM RECEIVABLES	**575,464**	**166,558**
SHORT-TERM INTERBANK DEPOSITS - Interbank deposits (Notes 4a and 5)	**332,149**	**56,999**
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	**84,006**	**51,829**
Own portfolio	18,280	32,222
Pledged in guarantee	-	19,607
Derivative financial instruments (Notes 4c and 6f)	65,726	-
OTHER RECEIVABLES - Sundry (Note 12a)	**159,309**	**57,730**
PERMANENT ASSETS	**17,750,573**	**15,525,376**
INVESTMENTS - Investments in local subsidiaries (Note 14a I)	**17,750,286**	**15,525,376**
FIXED ASSETS AND DEFERRED CHARGES	**287**	**-**
TOTAL ASSETS	**18,744,348**	**16,024,819**
LIABILITIES		
CURRENT LIABILITIES	**696,639**	**508,940**
INTERBANK DEPOSITS (Notes 4a and 9b)	**90,382**	**-**
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	**-**	**97**
OTHER LIABILITIES	**606,257**	**508,843**
Social and statutory (Note 15b II)	537,912	326,121
Tax and social security contributions (Note 13d I)	6,204	48,025
Negotiation and Intermediation of securities	-	163
Sundry (Note 12c)	62,141	134,534
LONG-TERM LIABILITIES	**48,646**	**1,344**
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	**32,996**	**188**
OTHER LIABILITIES - Tax and social security contributions (Notes 13d I)	**15,650**	**1,156**
STOCKHOLDERS' EQUITY (Note 15)	**17,999,063**	**15,514,535**
Capital	8,300,000	8,101,000
Domestic	6,658,202	6,409,428
Foreign	1,641,798	1,691,572
Capital reserves	1,290,005	2,183,867
Revenue reserves	9,202,536	5,281,523
Adjustment to market value - securities and derivatives	338,896	345,510
(Treasury shares)	(1,132,374)	(397,365)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**18,744,348**	**16,024,819**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Statement of income
(In thousands of Reais)

	01/01 to 03/31/2006	01/01 to 03/31/2005
INCOME FROM FINANCIAL OPERATIONS	**42,266**	**(1,770)**
Securities and derivative financial instruments	42,266	(1,770)
EXPENSES ON FINANCIAL OPERATIONS	**(467)**	**-**
Money market	(467)	-
GROSS INCOME (LOSS) FROM FINANCIAL OPERATIONS	**41,799**	**(1,770)**
OTHER OPERATING INCOME (EXPENSES)	**1,844,528**	**1,288,974**
Personnel expenses	(5,024)	(1,808)
Other administrative expenses	(4,955)	(3,033)
Tax expenses (Note 13a II)	(14,396)	(24,265)
Income from interest in subsidiaries (Note 14a I)	1,868,893	1,316,199
Other operating income (expenses)	10	1,881
OPERATING INCOME	**1,886,327**	**1,287,204**
NON-OPERATING INCOME (EXPENSES)	**(36)**	**(4)**
INCOME BEFORE TAXATION ON INCOME AND PROFIT SHARING	**1,886,291**	**1,287,200**
INCOME TAX AND SOCIAL CONTRIBUTION (Note 13a I)	**94,658**	**(48,011)**
Due on operations for the period	(278)	(21,132)
Temporary additions	94,936	(26,879)
PROFIT SHARING	**(1,452)**	**(754)**
Employees - Law 10,101 of 12/19/2000	(322)	-
Officers - Statutory - Law 6,404 of 12/15/1976	(1,130)	(754)
NET INCOME	**1,979,497**	**1,238,435**
NUMBER OF OUTSTANDING SHARES - (Note 15a)	**1,107,734,617**	**1,136,767,570**
NET INCOME PER SHARE - R$	**1.79**	**1.09**
BOOK VALUE PER SHARE - R$	**16.24**	**13.65**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Note 15)
(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Adjustment to Market Value - Securities and Derivatives	Retained earnings	(Treasury shares)	Total
BALANCES AT 01/01/2005	**8,101,000**	**2,183,867**	**4,477,203**	**472,940**	**-**	**(475,253)**	**14,759,757**
Prior years' adjustments	-	-	-	-	(86,943)	-	(86,943)
Treasury shares	-	-	84	-	-	77,888	77,972
Purchase of treasury shares	-	-	-	-	-	(9,701)	(9,701)
Granted Stock options - Exercised Options	-	-	84	-	-	87,589	87,673
Change of adjustment to market value	-	-	-	(127,430)	-	-	(127,430)
Complementary interest on own capital paid on 03/14/2005 - 2004	-	-	(1,223)	-	-	-	(1,223)
Net income	-	-	-	-	1,238,435	-	1,238,435
Appropriations							
Legal reserve	-	-	61,922	-	(61,922)	-	-
Statutory	-	-	743,537	-	(743,537)	-	-
Interest on own capital	-	-	-	-	(346,033)	-	(346,033)
BALANCES AT 03/31/2005	**8,101,000**	**2,183,867**	**5,281,523**	**345,510**	**-**	**(397,365)**	**15,514,535**
CHANGES IN THE PERIOD	**-**	**-**	**804,320**	**(127,430)**	**-**	**77,888**	**754,778**
BALANCES AT 01/01/2006	**8,300,000**	**1,289,969**	**7,842,554**	**284,066**	**-**	**(1,296,027)**	**16,420,562**
Adjustment of equity	-	36	-	-	-	-	36
Treasury shares	-	-	(63,526)	-	-	163,653	100,127
Purchase of treasury shares	-	-	-	-	-	(1,668)	(1,668)
Granted Stock options - Exercised Options	-	-	(63,526)	-	-	165,321	101,795
Change of adjustment to market value	-	-	-	54,830	-	-	54,830
Complementary interest on own capital paid on 03/13/2006 - 2005	-	-	(2,895)	-	-	-	(2,895)
Net income	-	-	-	-	1,979,497	-	1,979,497
Appropriations							
Legal reserve	-	-	98,975	-	(98,975)	-	-
Statutory	-	-	1,327,428	-	(1,327,428)	-	-
Interest on own capital	-	-	-	-	(553,094)	-	(553,094)
BALANCES AT 03/31/2006	**8,300,000**	**1,290,005**	**9,202,536**	**338,896**	**-**	**(1,132,374)**	**17,999,063**
CHANGES IN THE PERIOD	**-**	**36**	**1,359,982**	**54,830**	**-**	**163,653**	**1,578,501**

BANCO ITAÚ HOLDING FINANCEIRA S. A.
Statement of Changes in Financial Position
(In thousands of Reais)

	01/01 to 03/31/2006	01/01 to 03/31/2005
A - FINANCIAL RESOURCES WERE PROVIDED BY	**1,384,843**	**997,109**
Adjusted net income	**110,627**	**(77,764)**
Net income	1,979,497	1,238,435
- Adjustments to net income	(1,868,870)	(1,316,199)
Equity in results of subsidiary companies	(1,868,893)	(1,316,199)
Depreciation and amortization	23	-
STOCKHOLDERS' RESOURCES - Stock options granted - Exercised stock options	101,795	87,673
THIRD PARTIES' RESOURCES ARISING FROM:	1,172,421	987,200
- Increase in liabilities	106,600	-
Deposits	90,382	-
Derivative financial instruments	16,218	-
- Decrease in assets	667,686	294,013
Short-term interbank deposits	364,838	-
Other receivables and other assets	302,848	294,013
- Interest on own capital and dividends received from subsidiaries	398,135	693,187
B - FINANCIAL RESOURCES WERE USED FOR	**1,384,980**	**997,103**
INTEREST ON OWN CAPITAL AND DIVIDENDS PAID AND PROVISIONED	555,989	347,256
PURCHASE OF TREASURY SHARES	1,668	9,701
INVESTMENTS IN:	1,140	46,206
Investments - additions in associated companies	1,100	46,206
Fixed assets/deferred charges	40	-
INCREASE IN ASSETS	26,979	18,940
- Short-term interbank deposits	-	18,339
- Securities and derivative financial instruments	26,979	601
DECREASE IN LIABILITIES:	799,204	575,000
- Derivative financial instruments	-	276
- Other liabilities	799,204	574,724
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	**(137)**	**6**
CHANGES IN FINANCIAL POSITION:		
Cash and cash equivalents:		
- At the beginning of the period	281	45
- At the end of the period	144	51
- Increase or decrease	**(137)**	**6**

BANCO ITAÚ HOLDING FINANCEIRA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FROM JANUARY 1 TO MARCH 31, 2006 AND 2005

(In thousands of Reais)

NOTE 1 - OPERATIONS

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) is a publicly listed company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, mortgage loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementing activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a) Presentation of the Financial Statements

The financial statements of ITAÚ HOLDING and of its subsidiaries (ITAÚ HOLDING CONSOLIDATED) have been prepared in accordance with accounting practices derived from the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM) and the Superintendency of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

As set forth in the sole paragraph of article 7 of BACEN Circular 3068, of 11/8/2001, securities classified as trading securities (Note 4b) are presented in the Balance Sheet, under Current Assets, regardless of their maturity dates.

Operations with Credit Cards, arising from purchases made by their owners, are included in receivables in loan, leasing and other credit operations. The resources related to these amounts are included in Other Liabilities – Credit Cards Operations. Leasing Operations are presented, at present value, in the Balance Sheet, and related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, leasing and other credit operations in the Statement of Income.

The foreign exchange rate result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts representative of foreign currencies.

As set forth in paragraph 1, article 2, of BACEN Circular 2804, of 02/11/1998, the financial statements of ITAÚ HOLDING comprise the consolidation of its foreign subsidiaries.

b) Consolidation

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which they had been originally allocated. Deferred taxes related to adjustments to market value of trading securities, derivative financial instruments (assets/liabilities) and securities available for sale, including the additional provision, are presented in the Balance Sheet at their related net amounts (Note 13d II). Operations with Credit Assignment Characteristics and Allowance for Loan Losses are presented in the Balance Sheet net additional of write-offs, related to fully provisioned operations and deemed by Management as expected to be remotely recovered. The effects of the Foreign Exchange Variation on foreign investments are classified in the Statement of Income accounts, according to the nature of the corresponding balance sheet accounts.

The difference in Net Income and Stockholders' Equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED (Note 15d) results from the elimination of unrealized profits arising from consolidated intercompany transactions, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill originated from the acquisition of investments and recognition of tax credits:

I – In ITAÚ HOLDING, goodwill recorded in subsidiaries, mainly originated from the increases in the investments Credicard and Orbitall, the partnership to set up the Financeira Itaú CBD and Americanas Itaú and the acquisition of part of the shares of BPI S.A., is being amortized based on the expected future profitability (10 years) or the realization of investments, in order to: a) avoid an unnecessary decrease in its Stockholders' Equity for operating limits computation purposes; b) avoid an unnecessary capital increase; and c) obtain better compliance with market accounting practices.

In ITAÚ HOLDING CONSOLIDATED, this goodwill was fully amortized in the years when these investments occurred, in order to: a) permit better comparability with previous periods' consolidated financial statements; and b) permit measuring Net Income and Stockholders' Equity based on conservative criteria.

II- In BANCO BANESTADO S.A. (BANESTADO) and in ITAÚ HOLDING CONSOLIDATED tax credits are recorded at amounts considered adequate in relation to expected future earnings.

The consolidated financial statements include ITAÚ HOLDING and its direct and indirect subsidiaries, highlighting:

		Participation %	
		03/31/2006	03/31/2005
FINANCIAL ACTIVITY AND OPERATIONS			
Banco Itaú S.A.		100.00	100.00
Banco Itaú BBA S.A.		95.75	95.75
Banco Itaucred Financiamentos S.A.		99.99	99.99
Banco Fiat S.A.		99.99	99.99
Banco Itaú Buen Ayre S.A.		99.99	99.99
Banco Itaú Europa Luxembourg S.A.	(1)	19.52	19.52
Banco Itaú Europa, S.A.	(1)	19.53	19.53
Itau Bank, Ltd.		100.00	100.00
Cia. Itauleasing de Arrendamento Mercantil		99.99	99.99
Itaú Corretora de Valores S.A.		99.99	99.99
Financeira Itaú CBD S.A. - Crédito, Financiamento e Investimento	(2)	50.00	50.00
Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(3)	50.00	-
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES			
Itaú Seguros S.A.		100.00	100.00
Itaú Vida e Previdência S.A.		100.00	99.99
Cia. Itaú de Capitalização		99.99	99.99
CREDIT CARD ADMINISTRATION ACTIVITIES			
Itaucard Financeira S.A. Crédito, Financiamento e Investimento		99.99	99.99
Credicard Banco S.A.	(4)	50.00	50.00
Orbitall Serviços e Processamento e Informatização Comercial S.A.		100.00	100.00
Redecard S.A.	(4)	31.94	31.94
CONSORTIA GROUPS ADMINISTRATION			
Fiat Administradora de Consórcios Ltda.		99.99	99.99
Itaú Administradora de Consórcios Ltda.		99.99	99.99
NON-FINANCIAL INSTITUTIONS			
Akbar – Marketing e Serviços, LDA		95.75	95.75
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, LDA		100.00	100.00
Itaúsa Export S.A.	(1)	22.23	22.23
Serasa S.A.	(4)	32.54	32.54

(1) *Affiliated Companies included in consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itaúsa - Investimentos Itaú S.A. (ITAÚSA).*

(2) *Investment approved to operate by BACEN on April 05, 2005. As from September 30, 2005, it started being fully included in consolidation, as authorized by CVM, since the business is managed by ITAÚ HOLDING.*

(3) *Investment set up on April 27, 2005 and approved to operate by BACEN on February 21, 2006.*

(4) *Companies with shared control included proportionally in consolidation.*

NOTE 3 - BASEL AND FIXED ASSET RATIOS

The main indicators at March 31, 2006, obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), according to present regulation, are as follows:

	Financial system consolidated (1)	Economic-Financial consolidated (2)
Referential equity (3)	21,875,191	22,086,422
Basel ratio	17.8%	16.9%
Tier I	15.1%	14.4%
Tier II	2.7%	2.5%
Fixed asset ratio (4)	36.4%	25.7%
Excess capital in relation to fixed assets	2,964,889	5,351,169

(1) *Consolidated financial statements including only financial companies.*

(2) *Consolidated financial statements comprising all subsidiary companies, including insurance, pension and capitalization companies and those in which control is based on the sum of ownership interests by an institution with those of its managers, owners and related companies, regardless of the percentage, as well as those directly or indirectly acquired, through investment funds.*

(3) *BACEN, through Resolution 2,837, of May 30, 2001, and amendments, determined the Referential Equity (PR) for purposes of calculating operational limits, as being the sum of both Tier I and Tier II levels, following the International experience, each of them comprising items from stockholders' equity, as well as subordinated debts and hybrid capital and debt.*

(4) *The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic-financial consolidated amounts and enable, when necessary, the distribution of resources to the financial companies.*

Management considers the current Basel ratio (16.9%, based on economic-financial consolidated) to be adequate, considering that:
a) It is higher than the minimum required by the authorities (11.0%).
b) Considering the other asset realization amounts (Note 17), the amount of provisions exceeding the minimum required and the tax credits not recorded, the ratio would increase to 19.7%.

For calculation of the ratios at March 31, 2006, the Adjusted Reference Net Equity was used, as follows:

	Financial system consolidated	Economic - Financial consolidated
ITAÚ HOLDING Stockholders' equity (Individual) (Note 15d)	**17,999,063**	**17,999,063**
Minority interest not eliminated in the consolidation	1,126,975	1,340,746
Unrealized profits of operations with subsidiaries	(199)	(2,739)
Consolidated stockholders' equity (BACEN)	**19,125,839**	**19,337,070**
Subordinated debt	2,830,621	2,830,621
Tax credits excluded from Tier I	(81,269)	(81,269)
Referential equity	**21,875,191**	**22,086,422**
Adjustments:		
Requirement for SWAP operations risk	(270,954)	(270,954)
Requirement for foreign exchange risk	(1,906,694)	(1,906,694)
Requirement for interest rate risk	(518,060)	(517,214)
Other	(212,626)	(212,626)
Adjusted referential equity	**18,966,857**	**19,178,934**

The effects resulting from the changes during the period, due to changes in the legislation or variation in the balances are shown below:

Changes in the Basel Ratio	Financial System Consolidated			Economic-Financial Consolidated		
	Adjusted Referential Equity	Weighted Assets	Effect	Adjusted Referential Equity	Weighted Assets	Effect
Ratio at 12/31/2005	**17,760,600**	**99,358,867**	**17.9%**	**17,680,674**	**104,283,391**	**17.0%**
Result for the period	2,018,099	-	2.0%	1,990,987	-	1.9%
Interest on own capital	(555,988)	-	-0.6%	(555,988)	-	-0.5%
Changes in the adjustments to market value - securities and derivatives	54,831	-	0.1%	54,831	-	0.0%
Interest rate risk	(112,669)	-	-0.1%	(121,968)	-	-0.1%
Treasury shares	100,128	-	0.1%	100,128	-	0.1%
Foreign exchange exposure	77,944	-	0.1%	77,944	-	0.1%
SWAP operations risk	98,489	-	0.1%	98,489		0.1%
Subordinated debt	(368,798)	-	-0.4%	(368,798)	-	-0.4%
Other changes in referential equity	(105,779)	-	-0.1%	222,635	-	0.2%
Changes in weighted assets	-	7,456,049	-1.3%	-	9,026,096	-1.5%
Ratio at 03/31/2006	**18,966,857**	**106,814,916**	**17.8%**	**19,178,934**	**113,309,487**	**16.9%**

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) **Short-term interbank deposits, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowings and onlendings and other receivables and payables** - Transactions subject to monetary correction and exchange variation and operations with fixed charges are recorded at current value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b) **Securities** - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular 3068, of November 8, 2001. Securities are classified in the following categories:

- trading securities - acquired to be actively and frequently traded, adjusted to market value with a contra-entry to the results for the period;

- securities available for sale - securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders' equity; and

- securities held to maturity - securities, except for non-redeemable shares, for which there is the intention and financial capacity of the institution to hold them in the portfolio up to their maturity they are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to the maturity date, and are not adjusted to market value.

Gains and losses on securities available for sale, when realized, are recognized at the date of negotiation in the statement of income, as a contra-entry to a specific stockholders' equity account.

Decreases in the market value of securities available for sale and those held up to maturity, below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c) **Derivative Financial Instruments** - These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Resolution 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with hedging criteria (mainly derivatives used to manage the exposure to global risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which might be highly associated to changes in market value in relation to the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as relevant to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

- Market Value Hedge – Assets and liabilities, as well as the related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

- Cash Flow Hedge – The effective amount of the hedge of assets and liabilities, as well as the related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The ineffective amount of the hedge is recorded directly in the statement of income.

d) Loans, Leasing Operations and Other Credits (Operations with Credit Assignment Characteristics) - These transactions are recorded at current value and calculated "pro rata die" based on the variation of the contracted index, and are recorded on the accrual basis until 60 days overdue in financing companies. Real estate loans are adjusted to present value of future installments.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on an analysis of the credit risk in the loan portfolio, at an amount considered sufficient to cover loan losses according to the rules determined by BACEN Resolution 2,682 of December 21, 1999, among which are:

- Provisions are recorded from the date of the loan disbursements, based on the client risk classification, due to periodic analysis of the quality of the client and the industry and not just in the event of default;

- Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

f) Other assets - These assets are mainly comprised by assets not for use relating to real estate available for sale, received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to cash disbursements, the benefits of which will occur in future periods.

g) Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost, considering that the items/equipment which residual value is up to R$ 3 are fully depreciated. Depreciation is calculated at the following annual rates:

Buildings in use	4 %	to	8 %
Installations, furniture, equipment and security, transportation and communication systems	10 %	to	25 %
EDP systems	20 %	to	50 %

i) Operating lease – Leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful life, considering a reduction of 30% in the useful life of the asset, if in accordance with the conditions set forth in Ordinance No. 113/1988 issued by the Ministry Finance. Receivables are recorded in lease receivable at the contractual amount, as a contra entry to unearned income accounts. The recognition in income will occur on the consideration collection date.

j) Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements, and acquisition of software, which are amortized on a straight-line basis over the respective contractual terms, limited to ten and five years, respectively.

k) Technical Provisions of Insurance, Capitalization and Pension Plans - provisions are set up according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 120 of December 24, 2004.

I- Insurance:

- Provision for unearned premiuns - set up to determine unearned premiums relating to the risk coverage period;
- Provision for insufficient premiums – set up in case of insufficient Provision for unearned premiums;
- Provision for unearned premiums of current risks but not issued – calculated based on technical studies;
- Provision for unsettled claims – set up based on notices of loss, in an amount sufficient to cover future commitments;
- Provision for claims incurred but not reported (IBNR) - set up in relation to the estimated amount of claims occurred in risks assumed in the portfolio but not reported.

In order to calculate the amount of provision for claims under litigation, the experts and legal advisors carry out appraisals based on the amount insured and on technical regulations, taking into account the probability of unfavorable result to the insurance company.

II- Supplementary Pension Plans and Individual life insurance segments – correspond to liabilities assumed such as retirement plans, disability, pension and annuity.

- Provision for benefits to resolve and redemptions and/or Other amounts to resolve – refer to amounts still not resolved up to the balance sheet date;
- Provision for events incurred but not reported (IBNR) – set up in relation to the estimated amount of events incurred but not reported;
- Mathematical provisions for benefits granted and benefits to be granted – correspond to commitments assumed with participants, but which benefits are not being used, and to those receiving the benefits;
- Provision for insufficient contribution – set up in case of insufficient mathematical provisions.

III- Capitalization:

- Mathematical provision for redemptions – represents capitalization securities received to be redeemed;
- Provision for raffles– calculated according to definition in technical note;
- Provision for raffles payable – set up by raffles of securities carried out;
- Provision for contingencies – set up by the application of the contingency quota on the collected amount.

l) Provision and Contingent Liabilities – Provisions and contingent liabilities, in connection with conservative practices adopted, normally are recorded based on the opinion of legal advisors and additionally, through the use of models and criteria which allow for the most adequate measurement, in spite of the uncertainty of their term and amount.

I - Labor contingencies:

These are set up upon judicial notice and adjusted monthly by the moving average amount of payment of lawsuits settled in the last 12 months, for lawsuits based on claims considered similar and usual and adjusted to the execution deposit amount when required or the definitive execution amount (indisputable amount) when it is in the stage of being a final unappealable judgment.

II - Civil contingencies:

These are set up upon judicial notice and adjusted monthly:

- at the moving average of payment of lawsuits ended in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and whose amount is not considered relevant; or

- at the claimed indemnity amount, on the evidence presented based on the evaluation of legal advisors – which considers jurisprudence, legal opinions raised, evidence produced in the records and the judicial decisions already issued – relating to the risk level of loss of lawsuits related to claims considered unusual or whose amount is considered significant.

Provisions for Civil Contingencies are adjusted up to the amounts deposited as guarantees for their execution or to the definitive execution amount when the claim is finally judged and has become unappealable.

III - Tax and social security contingencies:

The provisions originated in tax and social security contingencies basically refer to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, and set up at the full amount under discussion, being restated in accordance with current legislation.

Judicial escrow deposits are restated in accordance with current legislation.

m) Taxes - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution	9.00%
PIS (*)	0.65%
COFINS (*)	4.00%
ISS	up to 5.00%
CPMF	0.38%

(*) For the non financial subsidiaries which fit into the non cumulative calculation, the PIS rate is 1.65% and COFINS is 7.6%.

n) Deferred income – These basically refer to unexpired interest received in advance that is recorded as they fall due.

NOTE 5 - SHORT-TERM INTERBANK DEPOSITS

	03/31/2006						03/31/2005	
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	7,315,242	6,073,914	1,374	204,405	13,594,935	60.8	12,529,762	57.0
Funded position (*)	3,142,209	6,043,785	1,374	204,405	9,391,773	42.0	7,728,038	35.2
Financed position	4,173,033	30,129	-	-	4,203,162	18.8	4,801,724	21.8
With free movement	-	30,129	-	-	30,129	0.1	-	-
Without free movement	4,173,033	-	-	-	4,173,033	18.7	4,801,724	21.8
Money market - Guarantor resources of technical provisions - SUSEP	-	140,661	-	436,431	577,092	2.6	255,668	1.1
Interbank deposits	4,217,126	2,558,035	693,383	721,632	8,190,176	36.6	9,216,798	41.9
TOTAL	11,532,368	8,772,610	694,757	1,362,468	22,362,203		22,002,228	
% per maturity term	51.6	39.1	3.1	6.1				
TOTAL - 03/31/2005	14,738,991	6,146,872	548,796	567,569	22,002,228			
% per maturity term	67.0	27.9	2.5	2.6				

(*) Includes R$ 6,609,940 (R$ 2,933,267 at 03/31/2005) related to money market with free movement, in which securities are restricted to pledge of operations in the Futures and Commodities Exchange (BM&F).

At March 31, 2006, ITAÚ HOLDING recorded short-term interbank deposits carried out with Banco Itaú S.A., amounting to R$ 473,206, of which R$ 29,251 are due in up to 30 days, R$ 111,806 in 31 to 180 days, and R$ 332,149 in over 365 days.

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by type of instruments, maturity, and type of portfolio of Securities and Derivatives Financial Instruments, which amounts are already adjusted to their respective market values.

a) Summary per maturity

	03/31/2006											03/31/2005
	Cost	Provision for adjustment to market value with impact on: Results	Provision for adjustment to market value with impact on: Stockholders' equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
PUBLIC SECURITIES - DOMESTIC	**7,212,309**	**(1,181)**	**168,475**	**7,379,603**	**20.4**	**190,928**	**350,201**	**212,940**	**1,053,570**	**994,829**	**4,577,135**	**7,217,794**
Financial Treasury Bills	1,677,663	587	3,540	1,681,790	4.6	82,963	349,190	140,818	151,347	538,486	418,986	2,015,702
National Treasury Bills	901,748	68	1,789	903,605	2.5	15,620	-	16,722	638,221	233,042	-	64,553
National Treasury Notes	2,456,140	(9,208)	168,021	2,614,953	7.3	-	-	37,399	28,197	14,370	2,534,987	2,643,932
National Treasury Notes - M	71,744	-	-	71,744	0.2	10,249	-	-	10,249	20,498	30,748	111,566
Central Bank Notes	80,730	(435)	464	80,759	0.2	-	-	-	80,759	-	-	228,042
National Treasury/Securitization	193,551	438	(1,228)	192,761	0.5	174	716	5,450	13,090	46,294	127,037	151,281
Brazilian External Debt Bonds	1,762,302	7,369	(4,111)	1,765,560	4.9	13,491	295	12,551	131,707	142,139	1,465,377	1,774,921
Investment in non Exclusive Funds	68,431	-	-	68,431	0.2	68,431	-	-	-	-	-	227,797
Financial Treasury Bills	67,889	-	-	67,889	0.2	67,889	-	-	-	-	-	224,164
Other	542	-	-	542	-	542	-	-	-	-	-	3,633
PUBLIC SECURITIES - FOREIGN	**673,431**	**(1,487)**	**15,783**	**687,727**	**2.0**	**51,453**	**1,400**	**8,534**	**144,645**	**19,804**	**461,891**	**852,221**
Portugal	330,544	-	15,782	346,326	1.0	-	1,333	5,926	97,073	-	241,994	562,078
Argentina	97,336	(1,050)	1	96,287	0.3	411	-	2,296	46,093	19,083	28,404	109,155
Central Bank	74,718	(1,045)	1	73,674	0.2	410	-	2,296	46,093	19,083	5,792	87,524
National Treasury	22,618	(5)	-	22,613	0.1	1	-	-	-	-	22,612	21,631
Russia	77,279	1,400	-	78,679	0.2	-	-	-	-	-	78,679	90,514
United States	138,685	(1,497)	-	137,188	0.4	51,032	-	-	1,469	-	84,687	50,722
Other	29,587	(340)	-	29,247	0.1	10	67	312	10	721	28,127	39,752
CORPORATE SECURITIES	**13,029,195**	**10,211**	**312,165**	**13,351,571**	**37.2**	**3,514,422**	**1,227,237**	**1,384,250**	**1,932,466**	**959,902**	**4,333,294**	**11,660,424**
Euro Bonds and Others	4,656,944	892	38,064	4,695,900	13.1	276,050	334,610	521,440	1,032,081	366,949	2,164,770	4,572,892
Bank Deposit Certificates	3,083,758	-	-	3,083,758	8.6	208,493	477,993	788,351	791,197	508,166	309,558	3,510,096
Shares in Publicly Traded Companies	1,036,673	7,799	241,898	1,286,370	3.6	1,286,370	-	-	-	-	-	588,588
Debentures	1,543,166	(13)	(3,584)	1,539,569	4.3	-	46,501	-	85,875	71,168	1,336,025	1,118,855
Promissory Notes	464,666	-	56	464,722	1.3	75,831	306,531	69,312	13,048	-	-	956,869
Mortgage Bills	59,884	-	-	59,884	0.2	-	59,884	-	-	-	-	146,561
Quotas of Fixed Income Funds (1)	1,562,310	-	-	1,562,310	4.4	1,562,310	-	-	-	-	-	442,176
Quotas of Foreign Investment Funds	47,882	-	1,590	49,472	0.1	49,472	-	-	-	-	-	46,914
Quotas of Variable Income Funds	17,899	-	35,553	53,452	0.1	53,452	-	-	-	-	-	13,968
Real Estate Certificates Receivable	514,714	(91)	(1,410)	513,213	1.4	-	-	-	-	-	513,213	229,067
Other	41,299	1,624	(2)	42,921	0.1	2,444	1,718	5,147	10,265	13,619	9,728	34,438
PGBL/VGBL FUNDS QUOTAS (2)	**11,047,183**	**-**	**-**	**11,047,183**	**30.8**	**11,047,183**	**-**	**-**	**-**	**-**	**-**	**7,436,286**
SUBTOTAL - SECURITIES	**31,962,118**	**7,543**	**496,423**	**32,466,084**	**90.5**	**14,803,986**	**1,578,838**	**1,605,724**	**3,130,681**	**1,974,535**	**9,372,320**	**27,166,725**
Trading securities	18,073,796	7,543	-	18,081,339	50.4	12,269,016	790,703	881,553	901,079	410,639	2,828,349	13,958,184
Securities available for sale	12,075,114	-	496,423	12,571,537	35.0	2,515,286	771,165	718,687	2,177,667	1,439,105	4,949,627	9,652,997
Securities held to maturity (3)	1,813,208	-	-	1,813,208	5.1	19,684	16,970	5,484	51,935	124,791	1,594,344	3,555,544
DERIVATIVE FINANCIAL INSTRUMENTS	**3,137,758**	**277,373**	**-**	**3,415,131**	**9.6**	**1,083,639**	**740,489**	**353,133**	**553,649**	**195,034**	**489,187**	**2,983,530**
TOTAL	**35,099,876**	**284,916**	**496,423**	**35,881,215**	**100.0**	**15,887,625**	**2,319,327**	**1,958,857**	**3,684,330**	**2,169,569**	**9,861,507**	**30,150,255**
						44.2%	**6.5%**	**5.5%**	**10.3%**	**6.0%**	**27.5%**	
Additional provision (exceeding minimum required)				**(280,000)**								**(400,000)**
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				**35,601,215**								**29,750,255**
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	**(2,042,431)**	**(247,702)**	**-**	**(2,290,133)**	**100.0**	**(872,927)**	**(403,906)**	**(168,755)**	**(412,908)**	**(142,782)**	**(288,855)**	**(2,243,327)**

(1) Includes R$ 52,842 of non-exclusive funds administered by the group (R$ 50,912 at 12/31/2005), which do not hold public securities, and R$ 931,604 (R$ 36,051 at 03/31/2005) of Credit Rights Investment Funds ; (2) PGBL and VGBL pension securities portfolio whose ownership and involved risks belong to clients, recorded as securities in compliance with SUSEP requirements, in contra entry against liabilities in Technical Provision for Pension Plans; (3) Positive adjustments to market value not recorded in the amount of R$ 186,311 (R$ 154,902 at 03/31/2005), as mentioned in Note 6e.

b) Summary per portfolio

		Restricted to					
	Own portfolio	Repurchase agreements	Pledging of guarantees (1)	Central Bank (2)	Derivative financial instruments	Guarantor resources (Note 10b)	Total
PUBLIC SECURITIES - DOMESTIC	**3,617,087**	**1,430,218**	**1,024,927**	**256,697**	**-**	**1,050,674**	**7,379,603**
Financial Treasury Bills	952,014	20,994	497,167	39,281	-	172,334	1,681,790
National Treasury Bills	760,507	-	143,098	-	-	-	903,605
National Treasury Notes	1,012,023	140,210	366,964	217,416	-	878,340	2,614,953
National Treasury Notes - M	71,744	-	-	-	-	-	71,744
Central Bank Notes	63,061	-	17,698	-	-	-	80,759
National Treasury/Securitization	192,761	-	-	-	-	-	192,761
Brazilian External Debt Bonds	496,546	1,269,014	-	-	-	-	1,765,560
Investment in non Exclusive Funds	68,431	-	-	-	-	-	68,431
Financial Treasury Bills	67,889	-	-	-	-	-	67,889
Other	542	-	-	-	-	-	542
PUBLIC SECURITIES - FOREIGN	**471,810**	**164,575**	**51,342**	**-**	**-**	**-**	**687,727**
Portugal	346,256	70	-	-	-	-	346,326
Argentina	96,287	-	-	-	-	-	96,287
Central Bank	73,674	-	-	-	-	-	73,674
National Treasury	22,613	-	-	-	-	-	22,613
Russia	-	78,679	-	-	-	-	78,679
United States	20	85,826	51,342	-	-	-	137,188
Other	29,247	-	-	-	-	-	29,247
CORPORATE SECURITIES	**9,749,520**	**594,173**	**540,943**	**-**	**-**	**2,466,935**	**13,351,571**
Euro Bonds and Others	4,388,944	69,023	237,933	-	-	-	4,695,900
Bank Deposit Certificates	526,275	525,150	302,574	-	-	1,729,759	3,083,758
Shares in Publicly Traded Companies	1,254,001	-	-	-	-	32,369	1,286,370
Debentures	1,027,698	-	-	-	-	511,871	1,539,569
Promissory Notes	457,808	-	-	-	-	6,914	464,722
Mortgage Bills	59,884	-	-	-	-	-	59,884
Quotas of Fixed Income Funds	1,388,304	-	436	-	-	173,570	1,562,310
Quotas of Foreign Investment Funds	49,472	-	-	-	-	-	49,472
Quotas of Variable Income Funds	53,452	-	-	-	-	-	53,452
Real Estate Certificates Receivable	500,761	-	-	-	-	12,452	513,213
Other	42,921	-	-	-	-	-	42,921
PGBL/VGBL FUNDS QUOTAS	**-**	**-**	**-**	**-**	**-**	**11,047,183**	**11,047,183**
Additional allowance (exceeding minimum required)	(280,000)	-	-	-	-	-	(280,000)
DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	-	-	-	-	3,415,131	-	3,415,131
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) - 03/31/2006	**13,558,417**	**2,188,966**	**1,617,212**	**256,697**	**3,415,131**	**14,564,792**	**35,601,215**
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETES) - 03/31/2005	**11,963,554**	**1,200,493**	**2,469,236**	**202,602**	**2,983,530**	**10,930,840**	**29,750,255**

(1) Represent securities deposited with the Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.
(2) Represent securities in compulsory deposits.

c) Trading securities

		03/31/2006									03/31/2005
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
PUBLIC SECURITIES - DOMESTIC	**2,375,064**	**(1,181)**	**2,373,883**	**13.2**	**93,289**	**221,896**	**56,030**	**204,871**	**154,954**	**1,642,843**	**914,212**
Financial Treasury Bills	525,308	587	525,895	2.9	3,369	221,115	3,379	3,168	8,778	286,086	58,106
National Treasury Bills	232,796	68	232,864	1.3	15,620	-	2,253	133,618	81,373	-	5,291
National Treasury Notes	708,484	(9,208)	699,276	3.9	-	-	37,399	2,776	14,370	644,731	98,891
Central Bank Notes	54,109	(435)	53,674	0.3	-	-	-	53,674	-	-	21,061
National Treasury/Securitization	119,036	438	119,474	0.7	174	716	5,414	11,031	44,775	57,364	6,069
Brazilian External Debt Bonds	666,900	7,369	674,269	3.7	5,695	65	7,585	604	5,658	654,662	496,997
Investment in non Exclusive Funds	68,431	-	68,431	0.4	68,431	-	-	-	-	-	227,797
Financial Treasury Bills	67,889	-	67,889	0.4	67,889	-	-	-	-	-	224,164
Other	542	-	542	-	542	-	-	-	-	-	3,633
PUBLIC SECURITIES - FOREIGN	**245,789**	**(1,487)**	**244,302**	**1.4**	**51,043**	**67**	**133**	**1,479**	**14,624**	**176,956**	**171,268**
Argentina	20,112	(1,050)	19,062	0.1	1	-	-	-	13,903	5,158	57,978
Central Bank	16,239	(1,045)	15,194	0.1	-	-	-	-	13,903	1,291	54,321
National Treasury	3,873	(5)	3,868	-	1	-	-	-	-	3,867	3,657
Russia	77,279	1,400	78,679	0.4	-	-	-	-	-	78,679	90,514
United States	138,685	(1,497)	137,188	0.8	51,032	-	-	1,469	-	84,687	21,172
Other	9,713	(340)	9,373	0.1	10	67	133	10	721	8,432	1,604
CORPORATE SECURITIES	**4,405,760**	**10,211**	**4,415,971**	**24.2**	**1,077,501**	**568,740**	**825,390**	**694,729**	**241,061**	**1,008,550**	**5,436,418**
Euro Bonds and others	398,519	892	399,411	2.2	38,476	78,297	37,523	980	39,164	204,971	396,207
Bank Deposit Certificates	2,448,166	-	2,448,166	13.2	163,395	435,736	782,720	619,128	139,457	307,730	3,422,510
Shares in Publicly Traded Companies	223,210	7,799	231,009	1.3	231,009	-	-	-	-	-	252,370
Debentures	539,759	(13)	539,746	3.0	-	37,354	-	64,363	48,836	389,193	346,401
Promissory Notes	15,635	-	15,635	0.1	-	15,635	-	-	-	-	442,986
Quotas of Fixed Income Funds (*)	644,621	-	644,621	3.6	644,621	-	-	-	-	-	433,183
Quotas of Variable Income Funds	-	-	-	-	-	-	-	-	-	-	4,103
Real Estate Certificates Receivable	106,747	(91)	106,656	0.6	-	-	-	-	-	106,656	112,349
Other	29,103	1,624	30,727	0.2	-	1,718	5,147	10,258	13,604	-	26,309
PGBL/VGBL FUNDS QUOTAS	**11,047,183**	**-**	**11,047,183**	**61.1**	**11,047,183**	**-**	**-**	**-**	**-**	**-**	**7,436,286**
Total 03/31/2006	**18,073,796**	**7,543**	**18,081,339**	**100.0**	**12,269,016**	**790,703**	**881,553**	**901,079**	**410,639**	**2,828,349**	
% per maturity term					**67.8%**	**4.4%**	**4.9%**	**5.0%**	**2.3%**	**15.6%**	
Total 03/31/2005	**13,967,007**	**(8,823)**	**13,958,184**		**9,087,984**	**647,236**	**825,475**	**1,619,551**	**259,177**	**1,518,761**	**13,958,184**
% per maturity term					**65.1%**	**4.6%**	**5.9%**	**11.6%**	**1.9%**	**10.9%**	

(*) Includes R$ 17,519 (R$ 29,896 at 03/31/2005 of Credit Rights Investment Funds).

d) Securities available for sale

	03/31/2006										03/31/2005
	Cost	Adjustment to market value (in Stockholder's equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
PUBLIC SECURITIES - DOMESTIC	**3,415,240**	**168,475**	**3,583,715**	**28.5**	**82,910**	**128,075**	**154,194**	**802,911**	**719,091**	**1,696,534**	**3,473,256**
Financial Treasury Bills	1,152,355	3,540	1,155,895	9.2	79,594	128,075	137,439	148,179	529,708	132,900	1,053,177
National Treasury Bills	668,952	1,789	670,741	5.3	-	-	14,469	504,603	151,669	-	59,262
National Treasury Notes	998,227	168,021	1,166,248	9.3	-	-	-	17,113	-	1,149,135	1,500,446
Central Bank Notes	26,621	464	27,085	0.2	-	-	-	27,085	-	-	206,981
National Treasury/Securitization	74,515	(1,228)	73,287	0.6	-	-	36	2,059	1,519	69,673	145,212
Brazilian External Debt Bonds	494,570	(4,111)	490,459	3.9	3,316	-	2,250	103,872	36,195	344,826	508,178
PUBLIC SECURITIES - FOREIGN	**407,768**	**15,783**	**423,551**	**3.4**	**410**	**1,333**	**8,222**	**143,166**	**5,180**	**265,240**	**656,774**
Portugal	330,544	15,782	346,326	2.8	-	1,333	5,926	97,073	-	241,994	562,078
Argentina	77,224	1	77,225	0.6	410	-	2,296	46,093	5,180	23,246	51,177
Central Bank	58,479	1	58,480	0.5	410	-	2,296	46,093	5,180	4,501	33,203
National Treasury	18,745	-	18,745	0.1	-	-	-	-	-	18,745	17,974
United States	-	-	-	-	-	-	-	-	-	-	29,550
Other	-	-	-	-	-	-	-	-	-	-	13,969
CORPORATE SECURITIES	**8,252,106**	**312,165**	**8,564,271**	**68.1**	**2,431,966**	**641,757**	**556,271**	**1,231,590**	**714,834**	**2,987,853**	**5,522,967**
Euro Bonds and others	3,977,485	38,064	4,015,549	31.8	237,491	245,254	481,328	1,030,610	327,177	1,693,689	3,828,314
Bank Deposit Certificates	635,592	-	635,592	5.1	45,098	42,257	5,631	172,069	368,709	1,828	87,586
Shares in Publicly-Traded Companies	813,463	241,898	1,055,361	8.4	1,055,361	-	-	-	-	-	336,218
Debentures	927,177	(3,584)	923,593	7.3	-	3,466	-	15,856	18,933	885,338	436,288
Promissory Notes	449,031	56	449,087	3.6	75,831	290,896	69,312	13,048	-	-	513,883
Mortgage Bills	59,884	-	59,884	0.5	-	59,884	-	-	-	-	146,561
Quotas of Fixed Income Funds (*)	917,689	-	917,689	7.3	917,689	-	-	-	-	-	8,993
Quotas of Foreign Investment Funds	43,010	1,590	44,600	0.4	44,600	-	-	-	-	-	40,477
Quotas of Variable Income Funds	17,899	35,553	53,452	0.4	53,452	-	-	-	-	-	9,865
Real Estate Certificates Receivable	398,680	(1,410)	397,270	3.2	-	-	-	-	-	397,270	106,653
Other	12,196	(2)	12,194	0.1	2,444	-	-	7	15	9,728	8,129
TOTAL 03/31/2006	**12,075,114**	**496,423**	**12,571,537**	**100.0**	**2,515,286**	**771,165**	**718,687**	**2,177,667**	**1,439,105**	**4,949,627**	**9,652,997**
Deferred taxes		(176,113)			**20.1%**	**6.1%**	**5.7%**	**17.3%**	**11.4%**	**39.4%**	
Minority interest in subsidiaries		(10,818)									
Adjustment of interests in associated companies not included in the consolidation		12,621									
Adjustment of securities reclassified in prior years to securities held to maturity		16,783									
ADJUSTMENT TO MARKET VALUE - SECURITIES - TVM - 03/31/2006		**338,896**									
TOTAL 03/31/2005	**9,112,911**	**540,086**	**9,652,997**		**724,134**	**398,391**	**787,114**	**1,530,599**	**2,094,794**	**4,117,965**	
Deferred taxes		(181,342)			**7.4%**	**4.1%**	**8.2%**	**15.9%**	**21.7%**	**42.7%**	
Minority interest in subsidiaries		(21,352)									
Adjustment of securities reclassified in prior years to securities held to maturity		8,118									
ADJUSTMENT TO MARKET VALUE - SECURITIES - 03/31/2005		**345,510**									

(*) Includes R$ 914.085 (R$ 6.155 at 03/31/2005 of Credit Rights Investment Funds).

e) Securities held to maturity

See below the composition of the held to maturity securities portfolio by type, stated at its cost and by maturity term. In the carrying value, not considered in results, the amount of R$ 16,783 (R$ 8,118 at 03/31/2005) is included at 03/31/2006, relating to market adjustment of the reclassified securities at 12/31/2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 186,311 (positive adjustment of R$ 154,902 at 03/31/2005).

	03/31/2006								03/31/2005
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
PUBLIC SECURITIES - DOMESTIC	**1,422,005**	**78.4**	**14,729**	**230**	**2,716**	**45,788**	**120,784**	**1,237,758**	**2,830,326**
Financial Treasury Bills	-	-	-	-	-	-	-	-	904,419
National Treasury Notes (1)	749,429	41.3	-	-	-	8,308	-	741,121	1,044,595
National Treasury Notes - M (2)	71,744	4.0	10,249	-	-	10,249	20,498	30,748	111,566
Brazilian External Debt Bonds	600,832	33.1	4,480	230	2,716	27,231	100,286	465,889	769,746
PUBLIC SECURITIES - FOREIGN	**19,874**	**1.1**	-	-	**179**	-	-	**19,695**	**24,179**
CORPORATE SECURITIES	**371,329**	**20.5**	**4,955**	**16,740**	**2,589**	**6,147**	**4,007**	**336,891**	**701,039**
Euro Bonds and others	280,940	15.4	83	11,059	2,589	491	608	266,110	348,371
Debentures (1)	76,230	4.2	-	5,681	-	5,656	3,399	61,494	336,166
Quotas of Foreign Investment Funds	4,872	0.3	4,872	-	-	-	-	-	6,437
Real Estate Certificate Receivables (1)	9,287	0.6	-	-	-	-	-	9,287	10,065
Total 03/31/2006	**1,813,208**	**100.0**	**19,684**	**16,970**	**5,484**	**51,935**	**124,791**	**1,594,344**	**3,555,544**
% per maturity term			**1.1%**	**0.9%**	**0.3%**	**2.9%**	**6.9%**	**87.9%**	
Total 03/31/2005	**3,555,544**		**25,435**	**908,884**	**218,723**	**74,425**	**81,912**	**2,246,165**	
% per maturity term			**0.7%**	**25.6%**	**6.2%**	**2.1%**	**2.3%**	**63.1%**	

(1) Includes investment of Itaú Previdência e Seguros S.A. in the amount of R$ 584,347 (R$ 924.887 at 03/31/2005).

(2) All securities are nominative and cannot be sold.

f) Derivative financial instruments

		Adjustment to market value (in results)	Market value	%	03/31/2006						03/31/2005
	Cost				0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSETS											
Option premiums	399,920	60,121	460,041	13.5	127,749	208,329	7,485	116,166	-	312	294,728
Forwards	347,754	(368)	347,386	10.2	129,901	148,287	23,230	45,968	-	-	1,653,176
Swaps - difference receivable	1,220,219	201,420	1,421,639	41.6	106,862	154,105	239,281	299,652	179,003	442,736	954,915
Others (*)	1,169,865	16,200	1,186,065	34.7	719,127	229,768	83,137	91,863	16,031	46,139	80,711
Total 03/31/2006	**3,137,758**	**277,373**	**3,415,131**	**100.0**	**1,083,639**	**740,489**	**353,133**	**553,649**	**195,034**	**489,187**	**2,983,530**
% per maturity term					**31.8%**	**21.7%**	**10.3%**	**16.2%**	**5.7%**	**14.3%**	
Total 03/31/2005	**2,907,084**	**76,446**	**2,983,530**		**1,741,684**	**245,650**	**222,165**	**413,157**	**179,987**	**180,887**	
% per maturity term					**58.5%**	**8.2%**	**7.4%**	**13.8%**	**6.0%**	**6.1%**	
LIABILITIES											
Option premiums	(335,513)	40,347	(295,166)	12.9	(87,750)	(124,436)	(9,518)	(73,462)	-	-	(289,194)
Forwards	-	-	-	-	-	-	-	-	-	-	(1,387,126)
Swaps - difference payable	(629,857)	(261,416)	(891,273)	39.0	(52,059)	(82,365)	(119,909)	(277,187)	(100,731)	(259,022)	(520,434)
Others (*)	(1,077,061)	(26,633)	(1,103,694)	48.1	(733,118)	(197,105)	(39,328)	(62,259)	(42,051)	(29,833)	(46,573)
Total 03/31/2006	**(2,042,431)**	**(247,702)**	**(2,290,133)**	**100.0**	**(872,927)**	**(403,906)**	**(168,755)**	**(412,908)**	**(142,782)**	**(288,855)**	**(2,243,327)**
% per maturity term					**38.2%**	**17.6%**	**7.4%**	**18.0%**	**6.2%**	**12.6%**	
Total 03/31/2005	**(2,234,938)**	**(8,389)**	**(2,243,327)**		**(1,540,418)**	**(74,686)**	**(175,374)**	**(272,233)**	**(89,476)**	**(91,140)**	
% per maturity term					**68.7%**	**3.3%**	**7.8%**	**12.1%**	**4.0%**	**4.1%**	

(*) Basically includes Forwards Contrats, Forward Rate Agreement(FRAs) and Non Deliverable Forward (NDFs).

At March 31, 2006, the market value of swaps at Itaú Holding, involving foreign currency, interbank market and indices, totaled R$ 65,834 in assets, of which R$ 55 are due in 31 to 180 days, R$ 53 are due in 181 to 365 days and R$ 65,726 in over 365 days. In liabilities, R$ 32,996 were due in over 365 days.

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAÚ HOLDING and its subsidiaries are fully involved in the operation of derivative markets, either in complying with the growing clients' needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:

- Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;
- Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. ITAÚ HOLDING carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives assumed by ITAÚ HOLDING at March 31, 2006 were related to the foreign exchange rate, interest rate, U.S. dollar coupon, Reference Rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the Institution, with the use of transactions involving derivatives, has been able to maximize the relation of risk and return, even under high volatility situations.

Under regular conditions, the exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

- Futures and Forward Contracts: quotes on the exchanges;
- Swaps: the cash flow of each part is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international exchanges prices for transactions carried out abroad;
- Options: statistical models that incorporate the volatility behavior of the asset object, the interest rates, the exercise price and the spot price of the good, such as the Black & Scholes model.

These financial instruments have their notional values recorded in off-balance sheet accounts and adjustments/premiums are recorded in balance sheet accounts.

	OFF-BALANCE SHEET ACCOUNT NOTIONAL VALUE		BALANCE SHEET ACCOUNT RECEIVABLE / (RECEIVED) (PAYABLE) / PAID	ADJUSTMENT TO MARKET VALUE	MARKET VALUE	
	03/31/2006	03/31/2005	03/31/2006	03/31/2006	03/31/2006	03/31/2005
Futures contracts	**478,116,366**	**71,968,984**	**15,493**	**-**	**15,493**	**4,178**
Purchase commitments	**277,819,138**	**22,442,296**	**(35,860)**	**-**	**(35,860)**	**(28,170)**
Foreign currency	6,069,552	7,201,553	(27,327)	-	(27,327)	(25,782)
Interbank market	56,112,508	10,084,421	1,932	-	1,932	(753)
Fixed rates	208,204,770	47,735	-	-	-	-
Indices	6,917,349	4,053,869	(10,460)	-	(10,460)	(6,110)
Other	514,959	1,054,718	(5)	-	(5)	4,475
Commitments to sell	**200,297,228**	**49,526,688**	**51,353**	**-**	**51,353**	**32,348**
Foreign currency	4,843,290	10,606,013	19,587	-	19,587	8,725
Interbank market	28,273,420	28,761,177	(3,176)	-	(3,176)	1,975
Fixed rates	156,458,564	269,061	-	-	-	(26)
Indices	9,791,503	8,352,309	34,908	-	34,908	16,437
Shares	-	397,593	-	-	-	217
Other	930,451	1,140,535	34	-	34	5,020
Swap contracts			**590,362**	**(59,996)**	**530,366**	**434,481**
Asset position	**44,025,282**	**29,243,050**	**1,220,219**	**201,420**	**1,421,639**	**954,915**
Foreign currency	7,831,522	5,506,443	50,445	(23,824)	26,621	40,774
Interbank market	17,261,341	12,740,710	969,854	111,369	1,081,223	738,848
Fixed rates	5,227,456	4,153,156	189,217	80,661	269,878	89,103
Indices	13,662,846	6,512,411	501	33,398	33,899	77,727
Other	42,117	330,330	10,202	(184)	10,018	8,463
Liability position	**43,434,920**	**28,859,860**	**(629,857)**	**(261,416)**	**(891,273)**	**(520,434)**
Foreign currency	7,826,156	7,568,419	(91,355)	(162,581)	(253,936)	(54,792)
Interbank market	22,286,476	11,398,502	(345,277)	(31,811)	(377,088)	(275,574)
Fixed rates	4,580,449	4,500,295	(23,384)	(23,120)	(46,504)	(123,450)
Indices	8,693,028	5,016,249	(151,951)	(43,953)	(195,904)	(55,922)
Other	48,811	376,395	(17,890)	49	(17,841)	(10,696)
Option contracts	**96,510,473**	**43,766,269**	**64,407**	**100,468**	**164,875**	**5,534**
Purchase commitments -purchased position	**11,506,566**	**10,176,574**	**192,533**	**(25,355)**	**167,178**	**99,001**
Foreign currency	10,561,947	9,456,670	158,410	(31,475)	126,935	86,461
Indices	308,432	74,500	1,891	5,108	6,999	81
Shares	277,826	107,220	28,249	3,538	31,787	6,871
Other	358,361	538,184	3,983	(2,526)	1,457	5,588
Commitments to sell - purchased position	**36,293,561**	**17,829,150**	**207,387**	**85,476**	**292,863**	**195,727**
Foreign currency	3,122,639	3,824,949	37,895	34,801	72,696	177,501
Fixed rates	1,054,048	-	2,127	1,909	4,036	-
Indices	29,981,826	12,956,066	36,820	50,131	86,951	-
Shares	718,990	53,200	110,489	1,092	111,581	1,308
Other	1,416,058	994,935	20,056	(2,457)	17,599	16,918
Purchase position - sold position	**29,842,052**	**9,854,052**	**(279,112)**	**47,834**	**(231,278)**	**(127,972)**
Foreign currency	14,114,098	9,146,028	(230,006)	52,022	(177,984)	(122,667)
Indices	14,980,000	-	(15,790)	3,117	(12,673)	-
Shares	516,623	183,319	(30,430)	(9,752)	(40,182)	(1,617)
Other	231,331	524,705	(2,886)	2,447	(439)	(3,688)
Commitments to sell - sold position	**18,868,294**	**5,906,493**	**(56,401)**	**(7,487)**	**(63,888)**	**(161,222)**
Foreign currency	2,731,993	4,768,348	(35,449)	9,462	(25,987)	(144,178)
Fixed rates	1,695,742	-	(1,653)	(1,294)	(2,947)	-
Indices	13,166,601	-	(4,649)	(16,401)	(21,050)	-
Shares	169,857	148,266	(3,887)	1,999	(1,888)	(4,095)
Other	1,104,101	989,879	(10,763)	(1,253)	(12,016)	(12,949)
Forward			**347,754**	**(368)**	**347,386**	**266,050**
Purchases receivable - Fixed rates			**-**	**-**	**-**	**1,959**
Purchase payable - Interbank market			**-**	**-**	**-**	**(1,387,126)**
Sales receivable			**347,754**	**(368)**	**347,386**	**1,651,217**
Interbank market			-	-	-	1,387,126
Shares			347,754	(368)	347,386	264,091
Other derivative financial instruments [(*)]	**13,837,014**	**5,163,393**	**92,804**	**(10,433)**	**82,371**	**34,138**
Asset position	8,507,522	2,960,146	1,169,865	16,200	1,186,065	80,711
Liability position	5,329,492	2,203,247	(1,077,061)	(26,633)	(1,103,694)	(46,573)
		Assets	3,137,758	277,373	3,415,131	2,983,530
		Liabilities	(2,042,431)	(247,702)	(2,290,133)	(2,243,327)
		TOTAL	1,095,327	29,671	1,124,998	740,203

Derivative contracts mature as follows (in days) :						
Clearing	**0 - 30**	**31 - 180**	**181 - 365**	**Over 365**	**03/31/2006**	**03/31/2005**
Futures	106,532,528	329,863,211	27,127,569	14,593,058	478,116,366	71,968,984
Swaps	7,662,056	14,752,653	8,616,186	11,774,168	42,805,063	28,395,628
Options	14,155,645	18,886,188	62,969,969	498,671	96,510,473	43,766,269
Other	2,276,269	4,714,459	2,691,708	4,154,578	13,837,014	5,163,393

(*) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

g) Changes in adjustment to market value for the period

	01/01 to 03/31/2006	01/01 to 03/31/2005
Opening balance	**247,765**	**356,238**
Adjustments with impacts on:		
Net income	(55,986)	(2,771)
Stockholders' equity	61,858	(193,226)
Write-offs due to permanent losses	-	39,079
Closing balance	**253,637**	**199,320**
Adjustment to market value	533,637	599,320
Trading securities	7,543	(8,823)
Securities available for sale	496,423	540,086
Derivative financial instruments (assets and liabilities)	29,671	68,057
Additional provision (*)	(280,000)	(400,000)

(*) Aims at covering risks of current and future fluctuation in the prices, considering the high volatilty scenarios.

For a better understanding, the following table shows the change in the additional provision for securities plus the unrealized gain of securities available for sale and of securities held to maturity:

	03/31/2006	03/31/2005
Additional provision	280,000	400,000
Adjustment to securities available for sale - Stockholders' equity	496,423	540,086
Adjustment to securities held to maturity (*)	203,094	163,020
Total unrealized gain	**979,517**	**1,103,106**

(*) At 03/31/2006 includes the amount of R$ 16,783 (R$ 8,118 at 03/31/2005) regarding the adjustment to market value of securities reclassified up to 12/31/2003, not recognized in the results.

h) Realized gain of securities portfolio

	01/01 to 03/31/2006	01/01 to 03/31/2005
Gain (loss) – trading securities and derivative financial instruments	64,957	31,306
Gain (loss) – securities available for sale	57,040	40,765
Total of realized gain	**121,997**	**72,071**
Adjustment to market value with impact on net income	(55,986)	(2,771)
Total	**66,011**	**69,300**

i) Reclassification of securities (article 5 of BACEN Circular 3068, of November 8,2001)

The management's Financial Risk Management Committee sets forth guidelines to classify securities.

The current securities of the portfolio, as well as the securities purchased in the period, are periodically and sistematically evaluated based on such guidelines.

No reclassification or changes to the current guidelines were carried out in the period.

NOTE 7 - LOAN, FINANCING LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with characteristics of credit assignment

I- By type of operations and risk level

Risk levels					03/31/2006						03/31/2005
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	10,014,503	17,825,333	9,915,617	2,529,679	1,791,531	1,551,791	1,385,034	321,360	700,854	46,035,702	39,086,155
Loans and discounted trade receivables	5,288,037	8,634,347	7,596,352	1,759,600	1,517,285	1,221,648	1,271,884	265,400	464,817	28,019,370	23,419,418
Financing	3,404,245	7,476,143	1,592,416	519,395	162,998	77,997	68,692	33,406	137,792	13,473,084	11,315,685
Farming and agribusiness industries	1,241,682	600,330	499,424	63,676	18,310	209,243	1,826	475	4,642	2,639,608	2,474,153
Real estate financing	80,539	1,114,513	227,425	187,008	92,938	42,903	42,632	22,079	93,603	1,903,640	1,876,899
Capital lease operations	335,048	7,492,949	1,138,733	373,150	116,183	26,201	19,800	14,319	105,020	9,621,403	4,977,007
Credit card operations	-	3,864,706	1,650,053	360,747	524,920	234,563	144,466	82,121	103,110	6,964,686	5,051,314
Advances on exchange contracts (1)	367,707	404,242	358,655	77,831	16,238	1,666	7,356	408	723	1,234,826	1,720,326
Other receivables (2)	4,959	20,129	56,893	5,180	5,175	1,506	1,472	175	17,022	112,511	144,952
Total operations with characteristics of credit assignment	10,722,217	29,607,359	13,119,951	3,346,587	2,454,047	1,815,727	1,558,128	418,383	926,729	63,969,128	50,979,754
Endorsements and sureties (3)										8,076,854	6,032,326
Total with endorsements and sureties	10,722,217	29,607,359	13,119,951	3,346,587	2,454,047	1,815,727	1,558,128	418,383	926,729	72,045,982	57,012,080
Total - 03/31/2005	5,962,204	24,536,410	12,951,120	2,203,557	2,455,728	1,123,677	909,025	188,847	649,186	50,979,754	

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Other Credits/Liabilities - Foreign Exchange Portfolio (Note 8).

(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid.

(3) Recorded in Memorandum Accounts.

II- Per maturity and risk level

	03/31/2006										03/31/2005
	AA	A	B	C	D	E	F	G	H	Total	Total
	ABNORMAL SITUATION (1) (2)										
Falling due installments	**-**	**-**	**754,743**	**541,838**	**349,355**	**333,269**	**438,002**	**156,322**	**206,789**	**2,780,318**	**1,609,238**
01 to 30	-	-	33,797	27,509	24,069	25,335	30,620	10,070	13,700	165,100	98,637
31 to 60	-	-	28,378	24,217	19,636	20,231	24,887	9,697	12,154	139,200	81,502
61 to 90	-	-	26,903	22,041	17,824	17,602	21,612	8,587	10,263	124,832	73,337
91 to 180	-	-	80,017	62,945	50,039	49,309	62,008	23,724	26,455	354,497	211,280
181 to 365	-	-	147,404	114,988	72,970	74,536	102,769	35,461	42,987	591,115	342,954
Over 365	-	-	438,244	290,138	164,817	146,256	196,106	68,783	101,230	1,405,574	801,528
Overdue installments	**-**	**-**	**131,135**	**199,221**	**401,424**	**321,363**	**328,530**	**224,182**	**541,926**	**2,147,781**	**1,346,560**
01 to 14	-	-	5,196	17,244	9,668	9,114	12,971	4,793	5,641	64,627	35,913
15 to 30	-	-	125,939	40,286	116,136	52,672	39,551	9,684	17,455	401,723	279,096
31 to 60	-	-	-	141,691	116,193	64,756	50,394	14,755	24,947	412,736	265,719
61 to 90	-	-	-	-	159,427	61,169	50,896	22,835	24,800	319,127	168,475
91 to 180	-	-	-	-	-	133,652	174,718	172,115	106,752	587,237	328,765
181 to 365	-	-	-	-	-	-	-	-	300,218	300,218	240,607
Over 365	-	-	-	-	-	-	-	-	62,113	62,113	27,985
SUBTOTAL	**-**	**-**	**885,878**	**741,059**	**750,779**	**654,632**	**766,532**	**380,504**	**748,715**	**4,928,099**	**2,955,798**
SPECIFIC ALLOWANCE	**-**	**-**	**(8,859)**	**(22,232)**	**(75,078)**	**(196,390)**	**(383,265)**	**(266,352)**	**(748,715)**	**(1,700,891)**	**(1,054,489)**
SUBTOTAL 03/31/2005	**-**	**-**	**440,300**	**340,043**	**688,480**	**361,060**	**421,161**	**179,115**	**525,639**	**2,955,798**	
	NORMAL SITUATION										
Falling due installments	**10,697,477**	**29,497,783**	**12,124,751**	**2,508,845**	**1,628,441**	**1,126,581**	**776,169**	**36,517**	**171,846**	**58,568,410**	**47,593,639**
01 to 30	1,773,892	6,371,908	4,065,749	943,235	667,686	210,345	98,415	9,691	42,385	14,183,306	12,303,464
31 to 60	931,862	1,729,782	1,382,046	383,288	127,550	63,658	35,269	2,165	11,839	4,667,459	4,707,221
61 to 90	979,948	1,481,993	1,073,313	261,072	84,993	47,285	30,705	1,720	6,181	3,967,210	3,731,534
91 to 180	1,682,925	3,177,638	1,489,903	306,297	182,703	120,603	85,880	4,669	14,283	7,064,901	5,594,121
181 to 365	1,503,876	4,660,029	1,687,216	328,215	233,857	183,228	129,421	5,907	34,483	8,766,232	6,077,371
Over 365	3,824,974	12,076,433	2,426,524	286,738	331,652	501,462	396,479	12,365	62,675	19,919,302	15,179,928
Overdue up to 14 days	**24,740**	**109,576**	**109,322**	**96,683**	**74,827**	**34,514**	**15,427**	**1,362**	**6,168**	**472,619**	**430,318**
SUBTOTAL	**10,722,217**	**29,607,359**	**12,234,073**	**2,605,528**	**1,703,268**	**1,161,095**	**791,596**	**37,879**	**178,014**	**59,041,029**	**48,023,957**
GENERIC ALLOWANCE	**-**	**(148,037)**	**(122,341)**	**(78,165)**	**(170,327)**	**(348,329)**	**(395,798)**	**(26,515)**	**(178,014)**	**(1,467,526)**	**(1,083,498)**
SUBTOTAL 03/31/2005	**5,962,204**	**24,536,410**	**12,510,820**	**1,863,514**	**1,767,248**	**762,617**	**487,864**	**9,732**	**123,547**	**48,023,957**	
TOTAl (3)	**10,722,217**	**29,607,359**	**13,119,951**	**3,346,587**	**2,454,047**	**1,815,727**	**1,558,128**	**418,383**	**926,729**	**63,969,128**	**50,979,754**
EXISTING ALLOWANCE	**-**	**(148,037)**	**(131,200)**	**(309,926)**	**(735,969)**	**(907,683)**	**(1,090,533)**	**(418,340)**	**(926,729)**	**(4,668,417)**	**(3,287,987)**
Minimum required allowance (3) (4)	-	(148,037)	(131,200)	(100,397)	(245,405)	(544,719)	(779,063)	(292,867)	(926,729)	(3,168,417)	(2,137,987)
Additional allowance (5)	-	-	-	(209,529)	(490,564)	(362,964)	(311,470)	(125,473)	-	(1,500,000)	(1,150,000)
TOTAL 03/31/2005 (3)	**5,962,204**	**24,536,410**	**12,951,120**	**2,203,557**	**2,455,728**	**1,123,677**	**909,025**	**188,847**	**649,186**	**50,979,754**	
EXISTING ALLOWANCE 03/31/2005	**-**	**(122,682)**	**(171,610)**	**(220,136)**	**(736,473)**	**(561,727)**	**(636,226)**	**(189,947)**	**(649,186)**	**(3,287,987)**	
Minimum required allowance (3) (4)	-	(122,682)	(129,511)	(66,107)	(245,573)	(337,104)	(454,512)	(133,312)	(649,186)	(2,137,987)	
Additional allowance (5)	-	-	(42,099)	(154,029)	(490,900)	(224,623)	(181,714)	(56,635)	-	(1,150,000)	

(1) For the operations presenting overdue installments for more than 14 days or responsibility of bankrupted companies, or under bankruptcy process.

(2) The balance of non-accrual operations amount to R$ 2,584,516 (R$ 1,491,013 at 03/31/2005).

(3) Additional write-offs based on management's evaluation (Note 2b) amounted to R$ 1,225,981 (R$ 441,504 at 03/31/2005).

(4) The policy of not using the classification of level "AA" for micro, small and middle market companies, and also for individuals, was maintained. As a consequence, all loan operations with clients classified in this segment are charged by the recording of a provision upon the extension of credit.

(5) Allocated, by BACEN request, so as to explain, at each risk level, the excess measured through the use of statistic models to evaluate the portfolios under conditions of "stress" in the economic scenario.

III) By business sector

	03/31/2006	%	03/31/2005	%
PUBLIC SECTOR	**1,360,947**	**2.1**	**1,310,065**	**2.6**
Chemical and Petrochemical	218,106	0.3	342,379	0.7
Generation and distribution of electric energy	1,011,044	1.6	726,827	1.4
Other	131,797	0.2	240,859	0.5
PRIVATE SECTOR	**62,608,181**	**97.9**	**49,669,689**	**97.4**
CORPORATIONS	**30,063,432**	**47.0**	**27,020,669**	**53.0**
INDUSTRY	**11,973,802**	**18.7**	**12,652,588**	**24.8**
Food and beverages	1,950,562	3.0	1,995,006	3.9
Steel and metallurgy	1,442,509	2.3	1,215,212	2.4
Chemical and petrochemical	1,792,436	2.8	1,681,249	3.3
Electrical and electronic	671,840	1.1	748,103	1.5
Paper and pulp	454,251	0.7	747,011	1.5
Light and heavy vehicles	484,726	0.8	989,861	1.9
Textile and clothing	710,883	1.1	609,767	1.2
Mechanics	501,586	0.8	388,892	0.8
Tobacco	543,601	0.8	491,673	1.0
Fertilizers, insecticides and crop protection	773,109	1.2	1,061,418	2.1
Autoparts and accessories	463,852	0.7	590,981	1.2
Construction material	494,459	0.8	479,659	0.9
Pharmaceuticals	290,441	0.5	127,944	0.3
Wood and furniture	520,502	0.8	589,369	1.2
Tractors and agribusiness machinery	103,202	0.2	127,172	0.2
Other	775,843	1.2	809,271	1.6
COMMERCE	**4,554,858**	**7.1**	**3,555,463**	**7.0**
Retail	3,721,069	5.8	2,772,532	5.4
Wholesale	589,316	0.9	513,582	1.0
Other	244,473	0.4	269,349	0.5
SERVICES	**10,031,362**	**15.7**	**8,179,050**	**16.0**
Telecommunications	1,119,509	1.8	1,233,406	2.4
Electrical energy generation and distribution	1,800,930	2.8	1,794,191	3.5
Financial	1,120,089	1.8	621,137	1.2
Service companies	1,623,955	2.5	1,379,673	2.7
Contractors and real estate agents	744,091	1.2	644,156	1.3
Real estate financing (company)	337,906	0.5	153,595	0.3
Public services concessionaires	409,542	0.6	317,387	0.6
Transportation	815,776	1.3	453,436	0.9
Communications	13,080	0.0	253,259	0.5
Other	2,046,484	3.2	1,328,810	2.6
PRIMARY SECTOR	**2,912,239**	**4.6**	**2,241,085**	**4.4**
Mining	322,194	0.5	312,286	0.6
Farming and live stock	2,552,197	4.0	1,879,468	3.7
Other	37,848	0.1	49,331	0.1
OTHER	**591,171**	**0.9**	**392,483**	**0.8**
INDIVIDUALS	**32,544,749**	**50.9**	**22,649,020**	**44.4**
Credit cards	6,904,500	10.8	5,033,185	9.9
Real estate financing	1,565,734	2.4	1,723,304	3.4
Consumer loans/vehicles/overdraft	24,074,515	37.6	15,892,531	31.2
TOTAL	**63,969,128**	**100.0**	**50,979,754**	**100.0**

b) Credit concentration

Loan, Capital lease and other credit operations (*)	03/31/2006		03/31/2005	
	Risk	% of Total	Risk	% of Total
Largest debtor	548,998	0.8	571,572	1.0
20 largest debtors	7,812,808	10.8	6,643,837	11.7
50 largest debtors	13,060,579	18.1	11,711,703	20.5
100 largest debtors	17,800,480	24.7	15,972,607	28.0

Loan, Capital lease and other credit operations and securities of companies and financial institutions (*)	03/31/2006		03/31/2005	
	Risk	% of Total	Risk	% of Total
Largest debtor	785,174	0.9	905,532	1.3
20 largest debtors	11,382,048	13.3	10,890,307	16.0
50 largest debtors	19,447,366	22.8	18,143,326	26.6
100 largest debtors	25,981,237	30.4	24,243,499	35.6

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 03/31/2006	01/01 to 03/31/2005
Opening balance	**(4,107,176)**	**(3,053,555)**
Net increase for the period	(1,439,714)	(755,608)
Write-Offs	878,473	521,176
Closing balance	**(4,668,417)**	**(3,287,987)**
Specific allowance (1)	(1,700,891)	(1,054,489)
Generic allowance (2)	(1,467,526)	(1,083,498)
Additional allowance (3)	(1,500,000)	(1,150,000)

(1) For operations with past due installments of over 14 days or under responsibility of bankrupted companies or in bankruptcy process.

(2) For operations not covered by the previous item due to the classification of the client or operation.

(3) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

Obs.: The specific and generic allowances reflect the effects of a supplementary allowance totaling R$ 256,442 (R$ 272,463 at 03/31/2005) as it does not consider the option established by article 5 of BACEN Resolution 2682, altered by article 2 of BACEN Resolution 2697/2000, of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 could be determined based only on the overdue amounts.

At March 31, 2006, the balance of the allowance for loan losses in relation to the credit portfolio is equivalent to 7.3% (6.4% at 03/31/2005).

d) Recovery and renegotiation of credits

I- Composition of the result of allowance for loan losses

	01/01 to 03/31/2006	01/01 to 03/31/2005
Net increase for the period	(1,439,714)	(755,608)
Recoveries	158,572	162,198
Renegotiation	50,770	54,158
Receipt	107,802	108,040
Result of allowance for loan losses	**(1,281,142)**	**(593,410)**

II- Renegotiated Credits

	03/31/2006	03/31/2005
Renegotiated credits	1,543,950	990,703
Allowance for loan losses	(614,653)	(407,748)
(%)	39.8	41.2

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

	03/31/2006	03/31/2005
ASSETS - OTHER RECEIVABLES	**12,620,673**	**13,417,021**
Exchange purchase pending settlement - foreign currency (*)	6,229,943	6,426,618
Foreign currency bills exchange and term document - foreign currency	8,700	1,097
Exchange sale rights - local currency	6,528,088	7,118,452
(-) Advances received - local currency	(146,058)	(129,146)
LIABILITIES - OTHER LIABILITIES	**12,813,144**	**13,567,260**
Exchange sales pending settlement - foreign currency	6,345,851	7,004,839
Exchange purchase liabilities - local currency (*)	6,465,169	6,560,449
Other	2,124	1,972
MEMORANDUM ACCOUNTS	**94,816**	**123,460**
Outstanding import credits - foreign currency	79,701	73,500
Confirmed export credits - foreign currency	15,115	49,960

(*) Net value of advances on exchange contracts included in the Loan Portfolio (Note 7a I).

NOTE 9 - FUNDING AND BORROWINGS AND ONLENDINGS

a) Summary

	03/31/2006						03/31/2005	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	36,176,941	5,126,609	4,302,008	6,082,450	51,688,008	54.9	44,024,682	53.8
Deposits received under securities repurchase agreements	5,925,005	2,504,179	1,036,575	12,448,841	21,914,600	23.3	17,366,968	21.2
Funds from acceptance and issuance of securities	105,490	1,118,176	431,307	5,059,456	6,714,429	7.1	3,749,837	4.6
Borrowings and onlendings	732,549	1,520,587	1,501,536	4,446,033	8,200,705	8.7	10,229,324	12.5
Securitization of foreign payment orders	-	73,681	97,795	997,494	1,168,970	1.2	1,642,410	2.0
Subordinated debts	-	52,767	275	4,417,526	4,470,568	4.7	4,769,877	5.8
TOTAL	**42,939,985**	**10,395,999**	**7,369,496**	**33,451,800**	**94,157,280**		**81,783,098**	
% per maturity date	45.6	11.1	7.8	35.5				
TOTAL - 03/31/2005	**42,286,174**	**10,510,787**	**7,107,179**	**21,878,958**	**81,783,098**			
% per maturity date	51.7	12.9	8.7	26.8				

b) Deposits

	03/31/2006						03/31/2005	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	11,329,599	-	-	-	11,329,599	21.9	10,487,531	23.8
Savings accounts	19,203,957	-	-	-	19,203,957	37.2	19,023,655	43.2
Interbank	386,489	288,727	125,242	-	800,458	1.5	1,055,399	2.4
Time deposits	4,905,920	4,837,882	4,176,766	6,082,450	20,003,018	38.7	13,277,119	30.2
Other deposits	350,976	-	-	-	350,976	0.7	180,978	0.4
TOTAL	**36,176,941**	**5,126,609**	**4,302,008**	**6,082,450**	**51,688,008**		**44,024,682**	
% per maturity date	70.0	9.9	8.3	11.8				
TOTAL - 03/31/2005	**34,340,607**	**4,377,707**	**3,842,124**	**1,464,244**	**44,024,682**			
% per maturity date	78.1	9.9	8.7	3.3				

At March 31, 2006, ITAÚ HOLDING recorded interbank deposits amounting to R$ 90,382, which will be redeemed in the following period.

c) Deposit received under securities repurchase agreements

	03/31/2006						03/31/2005	
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	**1,801,753**	**2,504,179**	**1,036,575**	**12,448,841**	**17,791,348**	**81.2**	**12,504,879**	**72.0**
Public securities	109,422	35,110	-	2,526	147,058	0.7	373,177	2.1
Private securities	-	-	156,705	366,081	522,786	2.4	288,525	1.7
Own issue	509,835	2,334,935	771,535	11,967,404	15,583,709	71.1	10,673,985	61.5
Foreign	1,182,496	134,134	108,335	112,830	1,537,795	7.0	1,169,192	6.7
Third-party portfolio	**4,123,252**	**-**	**-**	**-**	**4,123,252**	**18.8**	**4,862,089**	**28.0**
TOTAL	**5,925,005**	**2,504,179**	**1,036,575**	**12,448,841**	**21,914,600**		**17,366,968**	
% per maturity date	27.1	11.4	4.7	56.8				
TOTAL - 03/31/2005	**7,174,488**	**2,399,381**	**999,244**	**6,793,855**	**17,366,968**			
% per maturity date	41.3	13.8	5.8	39.1				

d) Funds from acceptances and issuance of securities

	03/31/2006						03/31/2005	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
MORTGAGE NOTES	-	-	201,141	-	201,141	3.0	-	-
DEBENTURES	-	140,897	-	2,850,000	2,990,897	44.5	-	-
FOREIGN BORROWING IN SECURITIES	105,490	977,279	230,166	2,209,456	3,522,391	52.5	3,749,837	100.0
Trade Related - Issued overseas	-	-	-	-	-	-	49,317	1.3
Bankers Acceptance	-	-	-	-	-	-	49,317	1.3
Non-Trade Related	105,490	977,279	230,166	2,209,456	3,522,391	52.5	3,700,520	98.7
Issued in Brazil - Fixed Rate Notes	2,489	373,444	-	88,901	464,834	6.9	278,118	7.4
Issued overseas	103,001	603,835	230,166	2,120,555	3,057,557	45.6	3,422,402	91.3
Brazil Risk Note Programme	38,365	188,108	212,936	665,982	1,105,391	16.5	883,612	23.6
Euro CD	43,358	18,525	7,904	-	69,787	1.0	101,059	2.7
Euro Medium Term Note Programme	-	283	-	15,207	15,490	0.2	363,281	9.7
Euronotes	-	1,860	-	243,810	245,670	3.7	458,273	12.2
Fixed Rate Notes	21,278	391,893	8,435	1,195,556	1,617,162	24.1	1,581,772	42.2
Others	-	3,166	891	-	4,057	0.1	34,405	0.9
TOTAL	105,490	1,118,176	431,307	5,059,456	6,714,429		3,749,837	
% per maturity date	1.6	16.7	6.4	75.3				
TOTAL - 03/31/2005	365,713	523,308	224,835	2,635,981	3,749,837			
% per maturity date	9.7	14.0	6.0	70.3				

e) Borrowings and onlendings

	03/31/2006						03/31/2005	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWINGS	**610,696**	**1,012,700**	**856,667**	**1,534,846**	**4,014,909**	**49.0**	**6,132,521**	**60.0**
Local	185,028	79,757	612	5,185	270,582	3.3	157,162	1.6
Foreign (*)	425,668	932,943	856,055	1,529,661	3,744,327	45.7	5,975,359	58.4
ONLENDINGS	**121,853**	**507,887**	**644,869**	**2,911,187**	**4,185,796**	**51.0**	**4,096,803**	**40.0**
Local onlendings - official institutions	121,853	506,088	644,869	2,691,667	3,964,477	48.3	4,071,423	39.8
BNDES	63,869	303,340	380,745	1,762,480	2,510,434	30.6	2,732,379	26.7
FINAME	36,747	196,444	256,694	896,129	1,386,014	16.9	1,211,227	11.8
Others	21,237	6,304	7,430	33,058	68,029	0.8	127,817	1.3
Foreign onlendings	-	1,799	-	219,520	221,319	2.7	-	-
Interbank	-	-	-	-	-	-	25,380	0.2
TOTAL	**732,549**	**1,520,587**	**1,501,536**	**4,446,033**	**8,200,705**		**10,229,324**	
% per maturity date	8.9	18.5	18.3	54.3				
TOTAL - 03/31/2005	405,366	2,894,596	1,782,144	5,147,218	10,229,324			
% per maturity date	4.0	28.3	17.4	50.3				

(*) Foreign borrowings are basically represented by investments in foreign trade transactions related to export pre-financing and import financing.

f) Securitization of Foreign Payment Orders

Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

	03/31/2006			
	31-180	181-365	Over 365	Total
Securitization of foreign payment orders	**73,681**	**97,795**	**997,494**	**1,168,970**
% per maturity date	6.3	8.4	85.3	
TOTAL - 03/31/2005	**258,965**	**258,567**	**1,124,878**	**1,642,410**
% per maturity date	15.8	15.7	68.5	

g) Subordinated debt

Funds obtained through the issue of subordinated debt securities, in accordance with the conditions determined by BACEN Resolution 2837, of 05/30/2001, are as follows:

	03/31/2006					03/31/2005	
	31-180	181-365	Over 365	Total	%	Total	%
CDB (1)	39,354	-	2,001,666	2,041,020	45.7	1,860,016	39.0
Debentures (2)	4,787	-	600,000	604,787	13.5	604,660	12.7
Euronotes (3)	8,626	-	961,950	970,576	21.7	1,256,927	26.3
Redeemable preferred shares (4)	-	275	853,910	854,185	19.1	1,048,274	22.0
TOTAL	**52,767**	**275**	**4,417,526**	**4,470,568**		**4,769,877**	
% per maturity date	1.2	0.1	98.8				
TOTAL - 03/31/2005	**56,830**	**265**	**4,712,782**	**4,769,877**			
% per maturity date	1.2	0.1	98.7				

(1) Bank Deposit Certificates:
- *issued on 12/23/2002, with nominal value of R$ 850,000, with maturity on 12/23/2009 and paying interest semi-annually at the average Interbank Deposit rate plus 0.87% p.a.;*
- *issued on 02/26/2003, with nominal value of R$ 673,103, with maturity on 02/26/2008 and paying interest at the Interbank Deposit rate at the end of the period.*

(2) Non-convertible debentures:
- *issued on 09/01/2001, with nominal value of R$ 600,000, with maturity on 09/01/2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interbank Deposit (DI) daily rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a.*

(3) Euronotes:
- *issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity on 08/15/2011 and paying interest semi-annually at the rate of 10% p.a.;*
- *issued on 08/13/2001, in the amount of ¥ 30,000,000 thousand (US$ 244,938 thousand), also with maturity on 08/15/2011 and paying interest semi-annually at the rate of 4.25% p.a.;*
- *issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand (US$ 30,000 thousand held in treasury), with maturity on 06/28/2012 and paying interest semi-annually at the rate of 10.375% p.a. up to 06/28/2007 and, after this date up to maturity, at the rate of 13.625% p.a.*

(4) Redeemable preferred shares:
- *issued on 12/31/2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on 03/31/2015 and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semi-annually.*

NOTE 10 - INSURANCE, LIFE INSURANCE, PENSION PLAN AND CAPITALIZATION

a) Composition of the Technical Provisions

	03/31/2006	03/31/2005
Insurance	**1,343,929**	**1,128,760**
Unearned premiums	709,163	608,735
Unsettled claims	377,496	323,260
IBNR	190,769	159,731
Premium deficiency - Others	14,265	5,598
Premium deficiency - Health care (1)	41,841	18,439
Mathematical reserve - benefits to be granted	7,407	9,888
Financial surplus	1,161	1,049
Unsettled benefits	923	1,229
Redemption and other unresolved amounts	904	831
Life insurance and pension plan	**13,113,454**	**9,391,936**
Unearned premiums	233,742	202,247
Unsettled claims	36,944	33,411
IBNR	49,241	42,794
Mathematical reserve - benefits to be granted	12,268,209	8,694,920
Mathematical reserve - benefits granted	92,152	80,567
Financial surplus	252,336	179,516
Financial fluctuation	83,274	85,881
Risk fluctuation	21,256	14,185
Insufficient contribution (2)	43,626	40,240
Redemption and other unresolved amounts	18,577	10,041
Premium deficiency	8,261	6,439
Unexpired risks	1,200	1,239
Unsettled benefits	1,297	456
Administrative	3,339	-
Capitalization	**1,080,858**	**1,033,182**
Mathematical reserve for redemptions	1,000,662	942,611
Contingencies	68,469	76,416
Prizes realizable/payable	11,727	14,155
TOTAL	**15,538,241**	**11,553,878**

(1) The provision for Premium Deficiency is calculated in accordance with the criteria established by the regulatory body and the technical actuarial note which establishes a provision for risk coverage for the next 12 months.

In compliance with USGAAP standards, the provision was conservatively estimated and supplemented R$ 549,000 in the financial statements filed with the SEC (Securities and Exchange Commissionn) as of December 31, 2004, enough to cover eventual deficits until the termination of the plans in 2099.

To maintain the economic and financial balance of health care plans, approval was requested from ANS (National Health Agency) for plan restructuring, as well as for price adjustments, for which authorization is pending. With the purpose of covering the existing imbalance, a capital increase considered sufficient to provide funds for the health insurance segment was carried out.

In relation to the coverage of estimated amounts, the differences arising from the adoption of Brazilian GAAP and US GAAP are substantially offset by the goodwill amortization.

(2) Recorded based on actuarial evaluation in sufficient amount for the settlement of obligations.

b) Guarantor Resources of Technical Provision - SUSEP

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	03/31/2006	03/31/2005	03/31/2006	03/31/2005	03/31/2006	03/31/2005	03/31/2006	03/31/2005
Short-term interbank deposits - Money market	185,273	57,833	202,575	56,486	189,244	141,348	577,092	255,668
Securities and derivative financial instruments	915,469	827,620	12,740,537	9,192,434	908,786	910,787	14,564,792	10,930,840
PGBL/VGBL fund quotas (1)	-	-	11,047,183	7,436,286	-	-	11,047,183	7,436,286
Other securities	915,469	827,620	1,693,354	1,756,148	908,786	910,787	3,517,609	3,494,554
Public	236,974	225,266	694,424	991,798	119,276	129,730	1,050,674	1,346,793
Private	678,495	602,354	998,930	764,350	789,510	781,057	2,466,935	2,147,761
Credit rights (2)	237,465	226,151	189,113	161,330	-	-	426,578	387,481
Properties	-	39,820	-	-	-	-	-	39,820
TOTAL	1,338,207	1,151,424	13,132,225	9,410,250	1,098,030	1,052,135	15,568,462	11,613,809

(1) PGBL and VGBL pension plan portfolio, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities, as determined by SUSEP, as a contra entry to liabilities in the Pension Plan Technical Provisions account.

(2) Recorded under Other receivables - Insurance premiums receivable.

c) Result of Operations

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	01/01 to 03/31/2006	01/01 to 03/31/2005	01/01 to 03/31/2006	01/01 to 03/31/2005	01/01 to 03/31/2006	01/01 to 03/31/2005	01/01 to 03/31/2006	01/01 to 03/31/2005
Income from financial operations	40,611	34,172	34,203	31,760	28,774	25,073	103,588	91,005
Financial income from insurance, pension plan and capitalization operations	40,719	34,172	453,851	324,811	46,039	40,901	540,609	399,884
Financial expenses from insurance, pension plan and capitalization operations	(108)	-	(419,648)	(293,051)	(17,265)	(15,828)	(437,021)	(308,879)
Income from insurance, pension plan and capitalization operations	105,215	102,445	68,773	56,020	51,607	47,358	225,595	205,823
Premiums and contributions	533,828	427,825	996,150	734,286	177,133	192,549	1,707,111	1,354,660
Changes in technical provisions	(18,440)	3,012	(425,994)	(241,482)	(124,113)	(144,025)	(568,547)	(382,495)
Expenses with claims	(321,554)	(264,772)	(38,368)	(29,934)	-	-	(359,922)	(294,706)
Selling expenses	(102,053)	(78,127)	(6,654)	(6,412)	-	-	(108,707)	(84,539)
Expenses with benefits and redemptions	-	-	(453,850)	(395,374)	-	-	(453,850)	(395,374)
Other income and expenses	13,434	14,507	(2,511)	(5,064)	(1,413)	(1,166)	9,510	8,277
TOTAL	145,826	136,617	102,976	87,780	80,381	72,431	329,183	296,828

NOTE 11 - PROVISIONS AND CONTINGENT LIABILITIES

ITAÚ HOLDING and its subsidiaries are involved, in the ordinary course of business, in legal actions involving labor, civil, and tax and social security contingencies, filed to challenge escalation indices, labor claims, property damage and pain and suffering, and tax questioning actions. Labor contingencies result from labor claims filed by former employees and trade unions to claim alleged labor rights based on labor legislation specific to the related profession. Civil contingencies are basically derived from civil actions filed by third parties demanding compensation for property damage and pain and suffering based on a number of reasons, such as wrongful protest of notes, return of checks, and inclusion of information in the credit protection registry, and most of these actions are filed in the Small Claims Court and are therefore limited to 40 time the monthy minimum wage.

The table below shows the changes in and the related provisions for contingencies:

	01/01 to 03/31/2006				01/01 to 03/31/2005
	Labor	Civil	Other	Total	Total
Opening balance	**874,599**	**891,699**	**148,327**	**1,914,625**	**2,004,213**
Foreign exchange differences	-	-	(5,201)	(5,201)	1,455
Net change reflected in Results (Note 12e and 12h)	148,734	74,274	9,198	232,206	121,844
Payments	(74,145)	(35,127)	-	(109,272)	(83,052)
Closing balance (Note 12c)	**949,188**	**930,846**	**152,324**	**2,032,358**	**2,044,460**
Escrow deposits at 03/31/2006 (Note 12a)	**576,886**	**280,808**	**-**	**857,694**	**700,432**

The Provisions for Tax and Social Security Contingencies and the related judicial escrow deposits are shown in Note 13c I and 13d III. As from March 31, 2006, revenues related to adjustment of deposits in guarantee and expenses on adjustment of corresponding liabilities started to be stated on the accrual basis of accounting, thus giving rise to an increase of R$169,030 in financial margin and R$99,090 in result, net of taxes.

ITAÚ HOLDING and its subsidiaries, based on legal advisors' opinion, are not involved in any other administrative proceedings or lawsuits which might significantly affect their operations in case of an unfavorable sentence.

NOTE 12 - OTHER ACCOUNTS

a) Other Sundry Receivables

	03/31/2006	03/31/2005
Tax credits (Note 13b I)	4,278,763	3,745,212
Social contribution to be offset (Note 13b I)	1,083,689	1,270,690
Taxes and contributions to offset	724,538	682,206
Escrow deposits in guarantee for provisions for contingent liabilities	3,295,876	2,202,462
Tax and social security appeals (Note 13c I)	2,438,182	1,502,030
Labor appeals (Note 11)	576,886	539,699
Civil appeals (Note 11)	280,808	160,733
Deposits in guarantee for foreign fund raising program	313,421	484,440
Sundry domestic debtors	261,626	220,339
Sundry foreign debtors	41,781	54,405
Options for tax incentives	89,083	65,157
Amounts receivable - Ordinance 441/04 (*)	-	126,994
Recoverable payments	26,836	57,042
Salary advances	41,109	44,402
Amounts receivable from related companies	6,766	38,706
Other	95,778	353,569
Total	**10,259,266**	**9,345,624**

(*) On June 8, 2005, Public Securities were received in exchange for the Social Security Institute (INSS) debts, pursuant to the Ministry of Finance Ordinance 441/04.

At ITAÚ HOLDING, other Sundry Receivables are basically composed of taxes and contributions to offset R$ 8,642 (R$ 60,824 at 3/31/2005) and tax credits R$ 416,314 (R$ 108,993 at 3/31/2005) (Note 13b I).

b) Prepaid expenses

	03/31/2006	03/31/2005
Technical cooperation agreement (*)	1,009,074	536,904
Commissions	179,205	202,402
Advertising	141,288	94,950
Other	118,616	77,586
TOTAL	1,448,183	911,842

(*) Basically refers to the amounts spent to acquire rights to credit payrolls and perform tax collections for Municipal and State Governments. As of March 31, 2006, the balance basically comprises the amount of R$ 450,500 related to the agreement entered into on September 16, 2005 with the Municipal Government of São Paulo and R$ 320,541 (R$ 360,597 at March 31, 2005) related to the agreements entered into with the State Governments of Rio de Janeiro, Minas Gerais and Goiás.

c) Other Sundry Liabilities

	03/31/2006	03/31/2005
Provision for contingent liabilities (Note 11)	2,032,358	2,044,460
Labor liabilities	949,188	1,059,711
Civil lawsuits	930,846	755,889
Other	152,324	228,860
Provision for personnel	391,284	323,786
Provision for sundry payments	662,961	521,857
Liabilities for official agreements and rendering of payment services	70,322	161,273
Sundry creditors - local	250,589	353,781
Sundry creditors - foreign	56,269	120,650
Agreement for rendering of services AOLA (1)	-	163,347
Liabilities for purchase of assets and rights	76,877	91,227
Related to insurance companies	172,504	206,148
Provision for corporate restructuring (2)	27,000	-
Provision to cover actuarial deficit (Note 18c)	31,718	27,046
Amounts payable to related companies	2,972	82,303
Creditors for resources to be released	41,375	27,890
Funds from consortia members	74,449	75,719
Investment accounts payable - LASA (3)	-	200,000
Other	16,911	8,924
Total	**3,907,589**	**4,408,411**

(1) On December 29, 2005, Itaú Holding and American On Line Latin America Inc (AOLA) entered into an agreement for terminating their alliance, which provided for the mutual release from all liabilities arising from such strategic alliance and related amendments. Accordingly, all amounts arising from such agreement were recorded to such date.
(2) Refers to provision for operation of the New Agreement for Credicard Management (Disclosed in Significant Event by ITAÚ HOLDING on 02/01/2005).
(3) Refers to the amount in settlement on April 27, 2005 of the alliance between Itaú Holding and Lojas Americanas S.A. (LASA).

At ITAÚ HOLDING, Other Sundry Liabilities basically consist of amounts payable related to acquisition of investment R$ 59,278 (R$ 133,485 at 03/31/2005).

d) Banking Services Fees

	01/01 to 03/31/2006	01/01 to 03/31/2005
Resources management	448,882	397,757
Funds management fees	433,726	384,530
Income from management of consortium	15,156	13,227
Current account services	385,553	348,628
Credit cards	486,681	436,573
Annual fees	128,612	108,128
Other services	358,069	328,445
Relationships with establishments	244,910	222,882
Credit card processing	113,159	105,563
Securities and Credits granted	387,567	270,700
Credit operations	360,429	247,443
Guarantees provided	27,138	23,257
Receipt services	224,004	209,060
Collection fees	108,526	95,483
Collection services	62,508	64,727
Interbank charges (securities, checks and wire)	52,970	48,850
Other	188,185	131,352
Income from consultation to Serasa	49,561	39,164
Income from brokerage and underwriting	58,816	28,109
Income from custody services and management of portfolio	19,469	11,156
Foreign exchange services	6,976	12,430
Other services	53,363	40,493
Total	**2,120,872**	**1,794,070**

e) Personnel expenses

	01/01 to 03/31/2006	01/01/ to 03/31/2005
Remuneration	606,113	517,474
Charges	181,812	163,182
Social benefits	166,366	138,089
Training	9,531	7,782
Subtotal	**963,822**	**826,527**
Employee dismissal	18,682	57,943
Labor claims (Note 11)	148,734	70,507
Total	**1,131,238**	**954,977**

f) Other administrative expenses

	01/01 to 03/31//2006	01/01/ to 03/31/2005
Data processing and telecommunication	291,070	276,187
Depreciation and amortization (Note 14b)	138,750	144,706
Facilities	180,787	159,736
Third-party services	217,068	189,616
Financial system services	107,029	82,104
Advertising, promotions and publications	76,757	61,582
Transportation	51,433	45,708
Materials	46,811	37,053
Security	37,898	32,226
Legal	16,033	17,750
Travel expenses	11,180	9,078
Other	40,609	47,581
Total	**1,215,425**	**1,103,327**

g) Other operating income

	01/01 to 03/31/2006	01/01 to 03/31/2005
Reversal of operating provisions	25,442	16,162
Equity result in subsidiaries, not derived from net income	27,270	10,078
Recovery of charges and expenses	24,515	25,617
Other	55,121	59,761
Total	**132,348**	**111,618**

h) Other operating expenses

	01/01 to 03/31/2006	01/01 to 03/31/2005
Provision for contingencies	85,243	85,679
Tax and social security	10,969	32,669
Civil claims (Note 11)	74,274	53,010
Sales - Credit cards	68,342	61,759
Claims	53,890	25,369
Goodwill on the acquisition of investments	16,771	-
Exchange variation on liabilities of overseas companies	8,196	7,704
Other	113,855	66,491
Total	**346,297**	**247,002**

NOTE 13 - TAXES

a) Composition of expenses for taxes and contributions

I- We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on Operations for the Period	01/01 to 03/31/2006	01/01 to 03/31/2005
Income before income tax and social contribution	**2,357,569**	**1,949,311**
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (Note 4m), respectively	(801,573)	(662,766)
Increase/Decrease to Income Tax and Social Contribution charges arising from:		
Permanent (Inclusions) Exclusions	**72,594**	**116,253**
Investments in affiliates	12,650	32,265
Foreign exchange variation of overseas investments	(156,143)	(12,795)
Interest on own capital	189,037	118,884
Dividends, interest on external debt bonds and tax incentives	15,910	19,588
Other	11,140	(41,689)
Temporary (Inclusions) Exclusions	**(91,907)**	**(104,699)**
Allowance for loan losses	(320,450)	(127,176)
Excess (Insufficiency) of Depreciation of capital lease	221,368	116,726
Adjustment to market value of trading securities and derivative financial instruments, and adjustments from operations in futures markets	169,024	35,160
Interest on own capital	(76,330)	(62,112)
Civil, tax and other contingencies provisions	(85,519)	(67,297)
(Increase) Offset on tax losses/Negative social contribution basis	**20,614**	**(87,998)**
Expenses with Income Tax and Social Contribution	**(800,272)**	**(739,210)**
Related to Temporary Differences		
Increase (reversal) for the period	71,956	192,697
Prior periods increase (reversal)	(3,608)	10,515
Income (expenses) of deferred taxes	**68,348**	**203,212**
Total income tax and social contribution	**(731,924)**	**(535,998)**

In ITAÚ HOLDING, income tax and social contribution related to temporary differences is mainly represented by the inclusion of provision for interest on own capital, tax losses and negative social contribution basis.

II- Composition of tax expenses:

	01/01 to 03/31/2006	01/01 to 03/31/2005
PIS and COFINS	(389,473)	(285,617)
ISS	(76,875)	(64,361)
CPMF	(58,253)	(57,778)
Other	(23,571)	(17,917)
Total (Note 4m)	**(548,172)**	**(425,673)**

In ITAÚ HOLDING, the tax expense is basically comprised of PIS and COFINS in the amount of R$ 9,897 (R$ 20,881 from 01/01 to 03/31//2005) and CPMF in the amount of R$ 4,436 (R$ 3,380 from 01/01 to 03/31/2005).

III – Tax Effects on Exchange Management of Overseas Investments

In order to minimize the effects on income in connection with the exchange variation of overseas investments, net of respective tax effects, ITAÚ HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 19d.

Results of these transactions are computed in the calculation basis of income tax and social contribution, according to their nature, while the exchange variation of overseas investments is not included in referred basis, pursuant to tax legislation in force.

For the period ended March 31, 2006, these transactions gave rise to taxable positive results due to the appreciation of the real in relation to the US Dollar and Euro, which accounted for the high expenses related to income tax and social contribution, PIS and COFINS.

b) Tax Credits

I- The tax credit balance, segregated based on its origin and disbursements incurred (income tax and social contribution), is represented as follows:

	PROVISIONS		TAX CREDITS				
	03/31/2006	03/31/2005	12/31/2005	Realization / Reversal	Set up	03/31/2006	03/31/2005
Related to tax losses and negative social contribution basis			551,369	(60,803)	44,738	535,304	781,981
Related to disbursed provisions			1,305,918	(177,740)	450,366	1,578,544	1,240,519
Allowance for loan losses			933,685	(159,573)	430,397	1,204,509	866,276
Allowance for real estate			44,583	(3,046)	2,359	43,896	33,730
Other			327,650	(15,121)	17,610	330,139	340,513
Related to non-disbursed provisions (*)	7,643,471	6,338,102	1,973,442	(480,346)	671,819	2,164,915	1,722,712
Related to the operation	5,863,471	4,788,102	1,522,874	(480,346)	627,535	1,670,063	1,343,956
Interest on own capital	1,164,075	672,952	312,268	(312,268)	388,597	388,597	221,615
Tax and social security contingencies	1,588,215	1,363,032	405,199	(129)	16,807	421,877	358,204
Labor contingencies	823,048	921,284	228,655	(26,756)	50,478	252,377	285,774
Civil Lawsuits	904,328	727,452	277,884	(10,651)	28,563	295,796	235,657
Other	1,383,805	1,103,382	298,868	(130,542)	143,090	311,416	242,706
Related to provisions in excess of the minimum required not disbursed	1,780,000	1,550,000	450,568	-	44,284	494,852	378,756
Allowance for loan losses	1,500,000	1,150,000	450,568	-	44,284	494,852	378,756
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities) (Note 2b)	280,000	400,000	-	-	-	-	-
Total	7,643,471	6,338,102	3,830,729	(718,889)	1,166,923	4,278,763	3,745,212
Social Contribution to Offset arising from Option foreseen in article 8 of Provisional Measure 2158-35, of August 24, 2001			1,125,971	(42,282)		1,083,689	1,270,690

(*) From a financial point of view, rather than recording the provision of R$ 7,643,471 (R$ 6,338,102 at 03/31/2005) and tax credits of R$ 2,164,915 (R$ 1,722,712 at 03/31/2005), only the net provisions of the corresponding tax effects should be considered, which would reduce the total Tax Credits to R$ 2,113,183 (R$ 2,022,500 at 03/31/2005);

In Itaú Holding, Tax Credits amount to R$ 416,314 (R$ 108,993 at 03/31/2005) and are basically represented by interest on own capital, tax loss and negative social contribution basis, the expectation of realization of which is up to 1 year.

II- The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35/01of 08/24/2001, existing at March 31, 2006, in accordance with the expectation to generate future taxable income, based on the history of profitability and technical studies of feasibility are:

Realization Year	Tax Credits			Social Contribution to Offset
	Temporary Differences	Tax Loss and Negative Basis	TOTAL	
2006	2,079,644	535,304	2,614,948	180,590
2007	600,430	-	600,430	302,554
2008	420,213	-	420,213	328,403
2009	260,078	-	260,078	272,142
2010	138,198	-	138,198	-
after 2010	244,896	-	244,896	-
Total	3,743,459	535,304	4,278,763	1,083,689
Present value (*)	3,324,637	501,737	3,826,374	931,012

(*) The average funding rate was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to data and actual values.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the development of the realization of tax credits arising from temporary differences, tax losses and negative basis be not used as indications of future net income.

III- Unrecorded tax credits amount to R$ 324,838 (R$ 332,287 at 03/31/2005).

In ITAÚ HOLDING, unrecorded tax credits amount to R$ 7,189 (R$ 7,189 at 03/31/2005).

c) Judicial Escrow Deposits for Tax and Social Security Cases

I- Change in Deposits for Tax and Social Security Cases

	01/01 to 03/31/2006	01/01 to 03/31/2005
Opening balance	**1,964,333**	**1,404,357**
Appropriation of income	374,525	582
Change in the period	99,324	97,091
Deposited	99,495	107,102
Withdrawals	(134)	(7,863)
Conversion into income	(37)	(2,148)
Closing balance	**2,438,182**	**1,502,030**

II- Permanent Assets in the amount of R$ 557,941, represented basically by Property for own use, are pledged in guarantee of voluntary resources (article 32 of Law 10522/02).

d) Taxes and Social Security Contributions

I- The balance of Taxes and Social Security Contributions is represented as follows:

	03/31/2006	03/31/2005
Taxes and contributions on income payable	523,201	481,152
Taxes and contributions payable	262,668	202,913
Provision for deferred income tax and social contribution	1,725,356	712,558
Provision for tax and social security contingencies	3,174,703	2,600,618
Total	**5,685,928**	**3,997,241**

II- Change in Provision for Deferred Income Tax and Social Contribution

	12/31/2005	Realization / Reversal	Set up	03/31/2006	03/31/2005
Reflected in income and expense accounts	**1,155,743**	**(40,626)**	**500,723**	**1,615,840**	**608,923**
Depreciation in excess - Leasing	971,930	(7,837)	229,206	1,193,299	467,029
Taxation on results abroad - Capital Gains	51,844	(2,595)	-	49,249	64,091
Adjustment from operations in futures market	86,639	-	204,411	291,050	30,568
Adjustment to market value of trading securities and derivative financial instruments	30,042	(30,042)	-	-	-
Revaluation reserve	7,757	(65)	-	7,692	7,853
Other	7,531	(87)	67,106	74,550	39,382
Reflected in stockholders' equity accounts - Adjustment to market value of securities available for sale (Note 2b)	**154,631**	**(45,115)**	**-**	**109,516**	**103,635**
Total	**1,310,374**	**(85,741)**	**500,723**	**1,725,356**	**712,558**

In ITAÚ HOLDING, the provision for deferred income tax and social contribution amounts to R$ 14,340 (R$ 788 at 03/31/2005) and is basically represented by adjustments from operations in the futures market.

III- Change in Provision for Tax and Social Security Contingencies

	01/01 to 03/31/2006	01/01 to 03/31/2005
Opening balance	**2,833,125**	**2,482,474**
Change in the period reflected in results	341,578	126,533
Charges on taxes	284,616	35,888
Net recognition	70,978	90,645
Write-offs through reversal	(14,016)	-
Payments	-	(8,389)
Closing balance	**3,174,703**	**2,600,618**

e) Taxes Paid or Provided for and Withheld from Clients

We show below the amount of taxes paid or provided for, basically levied on income, revenue and payroll and the amount withheld and collected from clients levied directly on the financial intermediation:

	01/01 to 03/31/2006	01/01 to 03/31/2005
Taxes paid or provided for	1,619,532	1,477,356
Taxes withheld and collected from clients	1,495,643	1,245,917
Total	**3,115,175**	**2,723,273**

NOTE 14 - PERMANENT ASSETS

a) Investments

I - Change of investments - ITAÚ HOLDING

Companies		Balance at 12/31/2005	Subscription / Acquisition / Sales	Dividends and interest on own capital (1)	Interest in subsidiary company	Adjustment to marketable securities of subsidiary companies	Balance at 03/31/2006	Balance at 03/31/2005	Interest in subsidiary company from 01/01 to 03/31/2005
Banco Itaú S.A.		7,822,846	-	(323,246)	608,533	(9,842)	8,098,291	7,925,082	726,381
Banco Itaú BBA S.A.		3,416,304	-	(74,792)	221,541	1,088	3,564,141	2,979,839	154,739
Itaucard Financeira S.A. Crédito, Financ. e Investimento	(1)	2,406,327	-	-	784,895	4	3,191,226	2,537,639	233,820
Itauseg Participações S.A.	(2)	1,547,573	-	-	170,063	63,146	1,780,782	1,191,020	136,703
Itaú BBA Participações S.A.		933,219	-	(97)	66,491	311	999,924	812,672	50,561
Itaú Corretora de Valores S.A.	(1)	97,451	1,100	-	17,370	1	115,922	79,124	13,995
TOTAL		16,223,720	1,100	(398,135)	1,868,893	54,708	17,750,286	15,525,376	1,316,199

(1) The investment and the equity in the results reflect the different interest in preferred shares, profit sharing and dividends.

(2) At March 31, 2006, the investment in Itaú Seguros S.A., was delivered for capital increase in Itauseg Participações S.A..

Companies	Capital	Adjusted net equity	Adjustment net income for the period	Number of shares owned by ITAÚ HOLDING		Holding in voting capital (%)	Holding in capital (%)
				Common	Preferred		
Banco Itaú S.A.	5,547,163	8,084,750	556,458	64,263,705	-	100.00	100.00
Banco Itaú BBA S.A.	2,755,795	4,681,967	312,514	2,527,397	5,157,954	49.00	74.50
Itaucard Financeira S.A. Crédito, Financ. e Investimentos	4,525,050	8,545,086	858,770	-	1,277,933,118	-	1.62
Itauseg Participações S.A.	1,590,947	1,830,693	172,099	1,582,676,636	-	97.27	97.27
Itaú BBA Participações S.A.	744,119	1,199,906	79,788	99,986	399,950	50.00	83.33
Itaú Corretora de Valores S.A.	202,101	347,410	19,119	-	811,503	-	5.00
Itaú Seguros S.A.	1,500,000	3,414,138	268,517	-	1	-	-

II) Composition of investments

	03/31/2006	03/31/2005
Share of equity in affiliates - AGF Brasil Seguros S.A.	**103,468**	**114,336**
Share of equity in affiliates - foreign	**550,836**	**572,425**
BPI – SGPS S.A. (BPI)	548,331	567,851
Other	2,505	4,574
Other investments	**276,918**	**254,902**
Investments by tax incentives	106,576	111,487
Equity securities	50,585	40,532
Shares and quotas	24,784	25,831
Other	94,973	77,052
Provision for losses	**(104,439)**	**(99,477)**
TOTAL	**826,783**	**842,186**

III) Composition of the Result of Share of Equity in Affiliates

	01/01 to 03/31/2006	01/01 to 03/31/2005
Share of equity in affiliates - local	**2,295**	**2,307**
Share of equity in affiliates - foreign	**34,911**	**92,590**
Exchange variation in investments	(23,824)	(28,984)
Equity in the results of affiliates	58,735	121,574
Total	**37,206**	**94,897**

b) Fixed Assets and Deferred Charges

	NET BOOK VALUE AT 12/31/2005	CHANGES				BALANCE AT 03/31/2006			BALANCE AT 03/31/2005		
		ACQUISITIONS	DISPOSALS	DEPRECIATION /AMORTIZATION EXPENSES (Note 12f)	EXCHANGE VARIATION	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
FIXED ASSETS	1,835,740	80,324	(6,689)	(115,213)	(3,765)	5,528,368	(3,737,971)	1,790,397	5,318,605	(3,392,189)	1,926,416
BUILDINGS IN USE (*)	1,171,268	2,326	(134)	(13,559)	(3,707)	2,145,069	(988,875)	1,156,194	2,147,812	(934,010)	1,213,802
Land	613,317	628	-	-	(101)	613,844	-	613,844	607,740	-	607,740
Buildings	557,951	1,698	(134)	(13,559)	(3,606)	1,531,225	(988,875)	542,350	1,540,072	(934,010)	606,062
OTHER	664,472	77,998	(6,555)	(101,654)	(58)	3,383,299	(2,749,096)	634,203	3,170,793	(2,458,179)	712,614
Installations	72,913	4,425	(1,441)	(3,566)	1,750	268,008	(193,927)	74,081	269,740	(193,064)	76,676
Furniture and equipment	45,387	2,503	(1,070)	(4,237)	(1,863)	265,655	(224,935)	40,720	487,105	(400,438)	86,667
EDP Systems	471,147	64,525	(3,521)	(86,246)	164	2,621,957	(2,175,888)	446,069	2,206,577	(1,732,273)	474,304
Other (Communication, security, and transportation)	75,025	6,545	(523)	(7,605)	(109)	227,679	(154,346)	73,333	207,371	(132,404)	74,967
DEFERRED CHARGES	271,815	32,327	-	(23,537)	(1,253)	512,767	(233,415)	279,352	488,439	(258,570)	229,869
Leasehold improvements	156,618	23,424	-	(10,140)	(412)	284,659	(115,169)	169,490	195,136	(93,596)	101,540
Expenses on acquisition of software	106,577	6,567	-	(10,574)	(312)	216,059	(113,801)	102,258	234,252	(120,725)	113,527
Other deferred expenses	8,620	2,336	-	(2,823)	(529)	12,049	(4,445)	7,604	59,051	(44,249)	14,802
GRAND TOTAL	2,107,555	112,651	(6,689)	(138,750)	(5,018)	6,041,135	(3,971,386)	2,069,749	5,807,044	(3,650,759)	2,156,285

(*) Includes amounts recorded in connection with voluntary legal processes (Note 13c II).

NOTE 15 - STOCKHOLDERS' EQUITY

a) Shares

Capital comprises 1,132,941,290 book entry shares with no par value, of which 605,963,420 are common and 526,977,870 are preferred shares with no voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the control block, as well as a dividend at least equal to that of the common shares.

The table below shows the changers in shares of capital and treasury shares during the period.

	NUMBER		
	Common	Preferred	Total
Shares of capital stock at 12/31/2005 and 03/31/2006	**605,963,420**	**526,977,870**	**1,132,941,290**
Treasury shares at 12/31/2005	**4,387,823**	**24,544,000**	**28,931,823**
Purchases of shares	30,200	-	30,200
Disposals - stock option plans	-	(3,755,350)	(3,755,350)
Treasury shares at 03/31/2006 (*)	**4,418,023**	**20,788,650**	**25,206,673**
Outstanding shares at 03/31/2006	**601,545,397**	**506,189,220**	**1,107,734,617**
Outstanding shares at 03/31/2005	**605,993,500**	**530,774,070**	**1,136,767,570**

(*) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the costs of the shares bought back in the period as well as the average cost of treasury shares and their market price at 03/31/2006:

Cost/market price	Common	Preferred
Purchases in the period		
Minimum	55.18	-
Weighted average	55.23	-
Maximum	56.56	-
Total Treasury Shares		
Average cost	49.16	44.02
Market price	55.50	64.00

b) Dividends

Stockholders are entitled to a minimum dividend of not less than 25% of net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.055 per share to be paid to preferred shares.

The monthly advance of the mandatory minimum dividend, paid as Interest on Own Capital, uses the share position of the last working day of the prior month as the calculation basis, and the payment is made in the first working day of the following month, in the amount of R$ 0.024 per share as from April 3, 2006, as approved in the Board of Directors Meeting held on February 20, 2006.

I – Calculation

Net income	1,979,497	
Adjustments:		
(-) Legal reserve	(98,975)	
Dividend calculation basis	1,880,522	
Interest on own capital paid/advanced/provided for	470,130	25.0%

II - Payments/Provision of Interest on Own Capital

	Gross	WTS	Net
Paid / Prepaid	**46,425**	**(6,964)**	**39,461**
2 monthly installments of R$ 0.021 per share paid in February and March 2006	46,425	(6,964)	39,461
Provided for (*)	**506,669**	**(76,000)**	**430,669**
1 monthly installment of R$ 0.024 per share to be paid in April 2006	26,570	(3,986)	22,585
Supplementary to be declared	480,099	(72,015)	408,084
Total from 01/01 to 03/31/2006 - R$ 0.50 per share	**553,094**	**(82,964)**	**470,130**
Total from 01/01 to 03/31/2005 - R$ 0.30 per share	**346,033**	**(51,905)**	**294,128**

(*) Recorded in Other Liabilities - Social and Statutory.

c) Capital and revenue reserves

	03/31/2006	03/31/2005
CAPITAL RESERVES	**1,290,005**	**2,183,867**
Premium on subscription of shares	1,289,226	2,183,235
Reserves arising from tax incentives and adjustment of equity securities	779	632
REVENUE RESERVES	**9,202,536**	**5,281,523**
Legal	728,240	405,318
Statutory:	8,474,296	4,876,205
- Dividend equalization (1)	3,969,562	2,394,044
- Working capital increase (2)	1,631,851	992,835
- Increase in capital of investees (3)	2,872,883	1,489,326

(1) *Reserve for Dividend Equalization - its purpose is to guarantee funds for the payment or advances of dividends, including interest on own capital, to maintain the flow of the stockholders' compensation*

(2) *Reserve for Working Capital - its purpose is to guarantee funds for the instituitions' operations.*

(3) *Reserve for Increase in Capital of Investees - its purpose is to guarantee the preferred subscription right in the capital increases of investees.*

d) Reconciliation of Net Income and Stockholders' Equity

The difference between the Net Income and Stockholders' Equity of ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED (Note 2b) arises from the adoption of different criteria for the amortization of goodwill on the acquisition of investments, the recording of tax credits and the write-off of unrealized profits on intercompany operations, on which the related taxes were deferred.

	Net income		Stockholders' equity	
	01/01 to 03/31/2006	01/01 to 03/31/2005	03/31/2006	03/31/2005
ITAÚ HOLDING	**1,979,497**	**1,238,435**	**17,999,063**	**15,514,535**
Goodwill amortization	56,795	(87,264)	(1,377,683)	(1,610,900)
Tax credit	(576,338)	(11,345)	-	741,493
Unrealized profits (losses)	27	1,470	(2,739)	(16,407)
ITAÚ HOLDING CONSOLIDATED	**1,459,981**	**1,141,296**	**16,618,641**	**14,628,721**

e) Stock Option Plan

This plan aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle to the subscription of one authorized capital share or, at the discretion of the management, to one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ HOLDING Compensation Committee is responsible for defining the total number of shares to be granted, the eligible officers, the number granted to each officer, the validity of the option series, and the "vesting" and "forfeiture" periods for exercising the options. Options may be granted to eligible employees of Itaú Holding or officers and employees of controlled companies for extraordinary and significant reasons and at upon employment of highly qualified individuals.

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date.

The exercise of stock options, pursuant to the Plan's regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting records related to the plan are carried out upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders' Equity.

The dilution percentage of the current stockholders' interest, in the event all granted options were exercised by the end of the vesting period and based on the market value of Stockholders' Equity, would be 0.13%, 0.42%, 0.42%, 0.42%, 0.35% and 0.39% for 2006, 2007, 2008, 2009, 2010 and 2011, respectively.

Should the method of recognizing the granted option premiums in expenses be adopted, the effects in results based on the binomial stock pricing model would amount to R$ 12,963 in the period and R$ 221,513 in future periods until the end of the vesting period falling due on December 31, 2010.

I - Total granted options

Granting		Vesting period until	Exercise period until	Exercise price restated (R$1)	Options			
Nº	Date				Granted	Exercised	Cancelled	Not exercised
Series					21,277,500	20,917,500	360,000	-
5th	02/22/1999	12/31/2003	12/31/2006	13.68	4,641,000	4,552,000	34,000	55,000
5th	05/02/2005	12/31/2003	12/31/2006	13.68	9,680	-	-	9,680
6th	02/14/2000	12/31/2004	12/31/2007	20.88	5,332,000	5,044,000	254,000	34,000
6th	05/02/2005	12/31/2004	12/31/2007	20.88	12,390	-	-	12,390
7th	02/19/2001	12/31/2005	12/31/2008	27.06	5,100,000	3,732,850	216,000	1,151,150
7th	02/19/2001	12/31/2005	12/31/2008	26.93	220,000	185,000	-	35,000
7th	10/16/2001	12/31/2005	12/31/2008	26.93	50,000	30,000	-	20,000
7th	03/10/2003	12/31/2005	12/31/2008	27.06	60,000	-	-	60,000
7th	05/02/2005	12/31/2005	12/31/2008	27.06	14,900	-	-	14,900
8th	03/04/2002	12/31/2006	12/31/2009	25.80	5,341,500	627,500	234,500	4,479,500
8th	03/04/2002	12/31/2006	12/31/2009	25.65	90,000	-	-	90,000
8th	01/07/2004	12/31/2006	12/31/2009	25.80	62,500	-	-	62,500
8th	05/02/2005	12/31/2006	12/31/2009	25.80	14,060	-	-	14,060
9th	03/10/2003	12/31/2007	12/31/2010	17.47	5,339,000	693,000	178,000	4,468,000
9th	03/10/2003	12/31/2007	12/31/2010	17.49	135,000	30,000	-	105,000
9th	01/07/2004	12/31/2007	12/31/2010	17.47	62,500	-	-	62,500
9th	05/02/2005	12/31/2007	12/31/2010	17.47	11,270	-	-	11,270
9th	08/01/2005	12/31/2007	12/31/2010	17.47	10,000	-	-	10,000
10th	02/16/2004	12/31/2008	12/31/2011	26.41	5,046,950	185,000	193,300	4,668,650
10th	08/01/2005	12/31/2008	12/31/2011	26.41	10,000	-	-	10,000
11th	02/21/2005	12/31/2009	12/31/2012	37.17	4,016,200	100,000	54,300	3,861,900
11th	08/01/2005	12/31/2009	12/31/2012	37.17	10,000	-	-	10,000
12th	02/21/2006	12/31/2010	12/31/2013	55.30	4,323,500	-	-	4,323,500
			Total		61,189,950	36,096,850	1,524,100	23,569,000

II - Change in stock options

	Number	Price (*)
Balance at 12/31/2005	**23,000,850**	**26.18**
Options:		
. Granted	4,323,500	
. Exercised	(3,755,350)	
Balance at 03/31/2006	**23,569,000**	**31.58**

(*) Weighted average exercise price

III - Exercised options in the period (R$1)

Granting	Number of shares	Exercise price (*)	Market value (*)
6th	5,000	20.69	60.89
7th	3,532,350	26.87	63.54
8th	49,000	25.71	67.20
10th	69,000	26.19	62.50
11th	100,000	37.17	63.89
Total	**3,755,350**	**27.11**	**63.57**

(*) Weighted average value

IV - Effect of the option exercise

Amount received for the sale of shares -exercised options	101,795
(-) Cost of treasury shares sold	(165,321)
Effect on sale (*)	(63,526)

(*) Recorded in revenue reserves

NOTE 16 – RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and rates in accordance with normal market practices in force in the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

- The parent company ITAÚSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

- Fundação Itaubanco, FUNBEP – Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG), closed private pension entities, that administer supplementary retirement plans sponsored by ITAÚ HOLDING and/or its subsidiaries, as described in Note 18a; and

- Fundação Itaú Social and Instituto Itaú Cultural, entities sponsored by ITAÚ HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 19f and Note 19g.

The transactions with these related parties are not significant in the overall context of ITAÚ HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

- Bank transactions under normal conditions, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as movement of current accounts, investments in and redemption of securities and the provision of custody/management services.

- Purchase, lease, maintenance and technical assistance of IT equipment from Itautec Philco S.A. and subsidiaries.

- Rental of real estate from ITAÚSA, Fundação Itaubanco, FUNBEP and PREBEG.

NOTE 17 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

| | BOOK VALUE | | MARKET | | Unrealized income (loss) (1) | | | |
| | | | | | Result | | Stockholders' equity | |
	03/31/2006	03/31/2005	03/31/2006	03/31/2005	03/31/2006	03/31/2005	03/31/2006	03/31/2005
Interbank deposits	8,190,176	9,216,798	8,223,739	9,221,050	33,563	4,252	33,563	4,252
Securities and derivatives	35,601,215	29,750,255	36,067,526	30,305,157	979,517	1,103,106	466,311	554,902
Additional provision (exceeding minimum required)					280,000	400,000	280,000	400,000
Adjustment of securities available for sale					496,423	540,086	-	-
Adjustment of securities held to maturity					203,094	163,020	186,311	154,902
Loan, leasing and other credit operations	59,300,711	47,691,767	59,575,698	47,907,451	274,987	215,684	274,987	215,684
Investment in BPI	548,331	567,851	1,929,236	1,333,336	1,380,905	765,485	1,380,905	765,485
Controlling company					814,170	451,323	814,170	451,323
Minority stockholders (2)					566,735	314,162	566,735	314,162
Funding and Borrowings (3)	31,532,815	24,214,876	31,628,796	24,205,665	(95,981)	9,211	(95,981)	9,211
Securitization of foreign payment orders	1,168,970	1,642,410	1,166,347	1,551,341	2,623	91,069	2,623	91,069
Subordinated debts	4,470,568	4,769,877	4,511,433	4,695,492	(40,865)	74,385	(40,865)	74,385
Treasury shares	1,132,374	397,365	1,575,674	829,090	-	-	443,300	431,725
Total unrealized					**2,534,749**	**2,263,192**	**2,464,843**	**2,146,713**

(1) It does not consider corresponding tax effects.
(2) The investment held by minority stockholders does not affect the result of Itaú Holding.
(3) Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities.

To obtain the market values for these financial instruments, the following criteria were adopted:

- Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on April 3, 2006 for floating-rate securities.

- Securities and derivative financial instruments, according to the rules established by Circular 3068 and Circular 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Brazilian Central Bank (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government Securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

- Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

- Investments in foreign affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.

- Time and interbank deposits and funds from acceptances and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on April 3, 2006. The effects of hedges (swap contracts) are also taken into account.

- Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

- Subordinated debts, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

- Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 18 – BENEFITS TO EMPLOYEES

Under the terms of CVM Deliberation 371, dated December 13, 2000, we present the policies adopted by ITAÚ HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a) Supplementary retirement benefits:

ITAÚ HOLDING and its subsidiaries sponsor supplementary retirement plans managed by the closed private pension entities Fundação Itaubanco, FUNBEP – Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG). The main purpose of these entities is to grant life annuity benefits (FUNBEP, PREBEG and the plan of Fundação Bemge de Seguridade Social (FASBEMGE), which also grant death benefits) in order to supplement the retirement paid by the Social Security. All of these plans are closed to new participants.

As regards the new employees hired as from August 1, 2002, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the period, the contributions paid totaled R$ 7,460 (R$ 6,733 from January 1 to March 31, 2005). The contribution rate increases based on the beneficiary's salary.

b) Post-employment benefits:

ITAÚ HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the year, the contributions made totaled R$ 2,596 (R$ 2,193 from January 1 to March 31, 2005). The contribution rate increases based on the beneficiary's age.

c) Net amount of assets and actuarial liabilities of the benefit plans:

The assets and actuarial liabilities calculated in conformity with the criteria established by CVM Deliberation 371/2000 are summarized below.

	03/31/2006	03/31/2005
Net assets of the plans	9,726,000	8,549,374
Actuarial liabilities	(8,172,619)	(7,097,650)
Surplus (*)	1,553,381	1,451,724

(*) According to paragraph 49.g of the attachment to the CVM Resolution 371/00, the net surplus was not recognized.

In addition to the reserves recorded by the plans, the sponsors have provisions in the amount of R$ 31,718 (R$ 27,046 at March 31, 2005) (Note 12c) to cover insufficient actuarial reserves.

d) Changes in net assets and actuarial liabilities, and surplus

DESCRIPTION	01/01 to 03/31/2006			01/01 to 03/31/2005		
	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus
Present value - beginning of the year	9,178,748	(8,035,973)	1,142,775	8,264,190	(6,967,474)	1,296,716
Expected return from assets/ Cost of current service + interest	279,975	(253,183)	26,792	250,921	(217,324)	33,597
Benefits paid	(96,574)	96,574	-	(87,148)	87,148	-
Contributions sponsors/participants	16,518	-	16,518	15,384	-	15,384
Gains/(losses) in the period (1)/(2)	347,333	19,963	367,296	106,027	-	106,027
Present value - end of the year	9,726,000	(8,172,619)	1,553,381	8,549,374	(7,097,650)	1,451,724

(1) The gains in assets correspond to the earnings obtained above the expected return rate of assets assumptions.

(2) Gains on actuarial liabilities refer to the review of future contributions.

e) Main assumptions used in actuarial assessment:

Discount rate	10.24% p.a.
Return rate expected for the assets	12.32 % p.a.
Mortality table	GAM-83
Turnover (1)	Exp.Itaú 1999/2001
Future salary growth	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.
Inflation	4.00 % p.a.
Actuarial method	Projected Unit Credit (2)

(1) *The turnover assumption is based on the effective participants of ITAÚ HOLDING, resulting in an average of 2.0% p.a. based on 1999/2001 experience.*

(2) *Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.*

NOTE 19 - ADDITIONAL INFORMATION

a) **Investment funds and managed portfolios** - ITAÚ HOLDING, through its subsidiary companies, manages the following type of investments funds: privatization, fixed income, shares, open portfolio shares, investment clubs, its customers' and Group portfolios, domestic and foreign, classified in off-balance sheet accounts, distributed, as follows:

	Amount		Amount (*)		Number of funds	
	03/31/2006	03/31/2005	03/31/2006	03/31/2005	03/31/2006	03/31/2005
Investment funds	**126,557,881**	**96,632,121**	**126,557,881**	**96,632,121**	**734**	**672**
Fixed income	120,005,788	93,846,567	120,005,788	93,846,567	655	600
Shares	6,552,093	2,785,554	6,552,093	2,785,554	79	72
Managed portfolio	**40,876,141**	**35,808,090**	**9,018,498**	**8,565,342**	**4,115**	**4,452**
Customers	24,239,651	18,862,483	5,422,648	4,333,288	4,068	4,397
Itaú Group	16,636,490	16,945,607	3,595,850	4,232,054	47	55
TOTAL	**167,434,022**	**132,440,211**	**135,576,379**	**105,197,463**	**4,849**	**5,124**

(*) It refers to the distribution after elimination of double-counting of managed funds in investment funds.

b) Funds from Consortium

	03/31/2006	03/31/2005
Monthly estimate of installments receivable from participants	34,528	35,715
Group liabilities by installments	1,293,350	1,421,838
Participants - assets to be delivered	1,140,348	1,310,765
Funds available for participants	181,124	158,012
(In units)		
Number of managed groups	952	930
Number of current participants	125,000	134,242
Number of assets to be delivered to participants	51,422	73,892

c) **Insurance Policy** - ITAÚ HOLDING and its subsidiaries, despite the low risk exposure due to a non-physical concentration of their assets, have the policy to guarantee its securities and assets at amounts considered sufficient to cover possible claims.

d) Foreign currencies

The balances in reais linked to foreign currency were:

	03/31/2006	03/31/2005
Permanent foreign investments	6,266,037	6,899,706
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(9,081,283)	(9,722,908)
Net foreign exchange position (*)	**(2,815,246)**	**(2,823,202)**

(*) If the participation of the other shareholders in Banco Itaú Europa S.A. were not considered, the net foreign exchange position would amount to R$ (3.434.194), (R$(3,597,045) at 03/31/2005).

The foreign exchange position, considering the tax effects on the net balance of the other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

e) Restricted asset operations

We present below information related to the restricted asset operations, carried out as prescribed by BACEN Resolution 2921/02.

	0 - 30	31 - 180	181 - 365	Over 365	03/31/2006 Total	01/01 to 03/31/2006 Income (expenses)
Restricted asset operations						
Credit operations	2,146	177,079	5,834	265,242	450,301	(10,628)
Liabilities for restricted asset operations						
Liabilities for securities issued overseas	2,146	176,976	5,894	265,885	450,901	11,217
Net result of restricted operations						**589**

At March 31, 2006, there were no overdue transactions.

f) Fundação Itaú Social - ITAÚ HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the "Itaú Social Program" which aims at coordinating the organization's role in projects of interest for the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itaú Social Program" and 3) providing food and other similar benefits to the employees of ITAÚ HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 749 in the period, and the Foundation's social, net assets totaled R$ 359,458 at March 31, 2006. Income arising from it's investiments destined for the Foundation's social purposes.

g) Instituto Itaú Cultural – IIC - ITAÚ HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural – IIC, an entity formed to grant incentives, promote and preserve Brazil's cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 5,500 (R$ 5,150 from January 1 to March 31, 2005).

h) Negotiation and Intermediation of Securities (Assets/Liabilities) – At March 31, 2005, the balance of this account includes an operation intermediated by Itaú Corretora de Valores S.A., on account of customers, in the amount of R$ 3,175,672 referring to the Public Offering of Purchase of Shares performed on the trading day of the São Paulo Stock Exchange (Bovespa) on March 29, 2005 and settled on April 5, 2005.

NOTE 20 - INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Banco Itaú Buen Ayre S.A.		Banco Itaú Europa S.A. Consolidated (2)		Itau Bank, Ltd.		Non-financial (3)		Banco Itaú-BBA S.A. Subsidiaries (4)		Foreign consolidated (5)	
	03/31/2006	03/31/2005	03/31/2006	03/31/2005	03/31/2006	03/31/2005	03/31/2006	03/31/2005	03/31/2006	03/31/2005	03/31/2006	03/31/2005	03/31/2006	03/31/2005
Assets														
Current and long-term receivables														
Cash and cash equivalents	93,092	72,838	44,929	44,904	36,377	55,262	49,756	54,845	183,661	38,543	49,250	38,782	274,625	259,781
Short-term interbank deposits	2,760,122	3,052,274	-	11	2,668,511	3,862,036	1,961,075	1,069,216	356,416	34,646	1,705,497	3,461,067	5,194,485	8,517,612
Securities	3,239,212	2,920,792	243,541	246,968	2,084,722	1,854,758	1,184,554	1,605,388	57,134	38,186	5,704,927	4,414,729	12,030,929	10,685,187
Loans, leasing operations and other credits	800,686	1,470,073	735,620	848,751	1,763,630	2,467,740	3,689	87,248	-	-	2,096,403	2,231,235	5,399,890	7,060,005
Prepaid expenses	20,053	31,694	1,666	2,168	8,268	8,939	145	239	61	213	6,891	9,381	37,171	52,699
Other assets	314,440	464,472	199,682	303,340	44,984	75,155	283,790	222,093	123,629	640,757	703,569	788,722	1,668,832	2,481,517
Permanent assets														
Investments	556,484	599,829	6,766	5,216	504,700	489,131	3	1,556	2,516,603	3,074,842	29,197	28,614	555,504	577,000
Fixed assets	3,092	5,630	32,054	51,128	8,547	9,544	-	45	738	1,052	175	189	44,861	68,019
Deferred charges	4,426	6,857	591	24,808	7,175	6,491	-	4	1,762	206	15	20	14,140	38,670
Total	**7,791,607**	**8,624,459**	**1,264,849**	**1,527,294**	**7,126,914**	**8,829,056**	**3,483,012**	**3,040,634**	**3,240,004**	**3,828,445**	**10,295,924**	**10,972,739**	**25,220,437**	**29,740,490**
Liabilities														
Current and long-term liabilities														
Deposits	2,466,742	844,361	1,013,381	1,149,716	3,116,073	4,435,903	791,858	300,263	-	-	3,103,108	3,357,738	5,972,391	7,185,510
Demand deposits	440,973	57,904	324,030	481,492	431,282	440,814	50,930	102,809	-	-	55,026	23,720	731,306	974,551
Savings accounts	-	-	257,190	258,216	-	-	-	-	-	-	-	-	257,190	258,215
Interbank deposits	3,365	224,187	114,207	85,249	88,750	310,545	731,177	85,455	-	-	-	-	346,294	646,237
Time deposits	2,022,404	562,270	317,954	324,759	2,596,041	3,684,544	9,751	111,999	-	-	3,048,082	3,334,018	4,637,601	5,306,507
Deposits received under securities repurchase agreements	593,849	907,641	-	-	170,612	457,974	59,955	46,040	-	-	1,125,350	721,386	1,777,891	1,896,647
Funds from acceptances and issue of securities	527,069	1,159,852	-	-	1,810,465	1,542,899	204,435	-	-	-	270,966	582,950	2,790,433	3,171,037
Borrowings	179,616	664,911	-	27,429	855,639	964,608	5,163	14	139	35,285	2,169,008	3,293,794	3,143,079	4,860,977
Derivative financial instruments	78,792	70,033	-	-	28,820	30,120	90,318	34,170	-	-	1,026,482	52,963	1,118,348	155,140
Other liabilities	2,128,951	2,875,737	36,260	89,414	51,762	71,685	1,118,856	1,215,318	60,032	75,660	694,284	1,160,970	4,023,693	5,415,813
Deferred income	**5,285**	**7,793**	**-**	**-**	**4,573**	**1,036**	**6**	**13**	**400**	**465**	**2,349**	**3,036**	**12,613**	**12,343**
Minority interest in subsidiaries	**-**	**-**	**-**	**-**	**124**	**138**	**-**	**-**	**258**	**204**	**-**	**-**	**115,951**	**143,317**
Stockholders' equity														
Capital and reserves	1,770,468	2,074,683	209,315	258,439	1,040,440	1,254,311	1,234,283	1,437,961	3,094,785	3,623,955	1,817,408	1,730,586	6,053,150	6,660,598
Income for the period	40,835	19,448	5,893	2,296	48,406	70,382	(21,862)	6,855	84,390	92,876	86,969	69,316	212,888	239,108
Total	**7,791,607**	**8,624,459**	**1,264,849**	**1,527,294**	**7,126,914**	**8,829,056**	**3,483,012**	**3,040,634**	**3,240,004**	**3,828,445**	**10,295,924**	**10,972,739**	**25,220,437**	**29,740,490**

(1) *Banco Itaú S.A. - Branches, Grand Cayman, New York, Tokyo and, only on 03.31.2006, Banco Itaú Holding Financeira S. A. - Branch Grand Cayman.*

(2) *Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A., BIEL Fund Management Company S.A. and BIE Cayman, Ltd.*

(3) *Afinco Americas Madeira, SGPS, Soc. Unipessoal Lda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Externalizacion Global S.A.(only on 03.31.2005), Itaú Asset Management S. A. Sociedad Gerente de Fondos Comunes de Inversión, Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Itaú Leasing de Chile Ltda., Zux Cayman Company Ltd., Zux SGPS, Lda, BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda., Itaú Europa Luxembourg Advisory Holding Company S.A.,Itaúsa Europa - Investimentos, SGPS, Lda., Agate SàRL, ITB Holding Ltd., Topaz Holding Ltd., Itaú USA Inc, Jasper International Investiment LLC, Itauinv - Itaú International Investment LLC, ITrust Servicios Financeiros S.A., Albarus S.A., I.F.E. Banco Bemge (Uruguay) S. A. (company merged in August 2005), Banco Del Paraná S. A. , Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation, Spinel Corporation, Tanzanite Corporation and, only on 03.31.2006, Itaú Sociedad de Bolsa S.A.*

(4) *Perobá Ltd. (current name of BBA-Creditanstalt Bank Ltd.), Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. - Uruguay Branch, Mundostar S.A., Karen International Ltd., Nevada Woods S.A. , AKBAR - Marketing e Serviços, Lda.*

(5) *Information on foreign consolidated presents balances net of eliminations from consolidation.*

NOTE 21 - STATEMENT OF CASH FLOWS

We present below the Statement of Cash Flows prepared by the Indirect Method

a) ITAÚ HOLDING CONSOLIDATED

	01/01 to 03/31/2006	01/01 to 03/31/2005
Adjusted net income	**3,495,304**	**2,287,952**
Net income	1,459,981	1,141,296
Adjusted net income:	2,035,323	1,146,656
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	55,986	1,894
Allowance for loan losses	1,439,714	755,608
Adjustment to the allowance and contingent liabilities	16,541	37,753
Results from operations with subordinated debts	(6,388)	110,869
Results from securization of foreign payment orders	(78,715)	24,341
Change in technical provision for insurance, pension plan and capitalization	568,547	382,495
Depreciation and amortization	138,750	144,706
Extraordinary result in subsidiaries and associated companies	-	(39,755)
Deferred taxes	(68,348)	(203,212)
Equity in results of associated companies	(37,206)	(94,897)
Minoritary interest result	1,620	38,037
Others	4,822	(11,183)
Change in assets and liabilities	**(2,819,035)**	**(3,748,910)**
(Increase) Decrease in short-term interbank investments	514,541	(2,255,556)
(Increase) Decrease in securities and derivative financial instruments (Assets/Liabilities)	(2,591,919)	300,451
(Increase) Decrease in compulsory deposits with Brazilian Central Bank	1,405,100	(5,508)
(Increase) Decrease in interbank and interbranch accounts (Assets/Liabilities)	58,543	(41,566)
(Increase) Decrease in loan, capital leasing operations and other credits	(4,212,032)	(4,093,864)
(Increase) Decrease in other receivables and assets	(133,612)	398,589
(Increase) Decrease in foreign exchange portfolio and negotiation and intermediation of securities (Assets/Liabilities)	518,560	171,081
(Increase) in Adjustment of Securities in Subsidiary Companies	(20,948)	-
(Decrease) Increase in technical provisions for insurance, pension plan and capitalization	330,160	148,310
(Decrease) Increase in other liabilities	1,310,499	1,631,097
(Decrease) Increase in deferred income	2,073	(1,944)
OPERATING ACTIVITIES - Net cash provided by / (invested)	**676,269**	**(1,460,958)**
Sale of non-operating assets	80,345	47,513
Sale of investments	375	41
Sale of fixed assets for use	6,689	3,531
Purchase of non-operating assets	(80,709)	(35,033)
Purchase of investments	(17,498)	(6,284)
Purchase of fixed assets for use	(80,324)	(92,588)
Deferred charges	(32,327)	(13,227)
Change in participation of minority interest	216,169	38,571
INVESTMENT ACTIVITIES - Net cash provided by/ (invested)	**92,720**	**(57,476)**
Increase (Decrease) in deposits	1,168,273	1,994,852
Increase (Decrease) in deposits received under securities repurchase agreements	(116,050)	1,268,550
Increase (Decrease) in funds for issuance of securities	1,753,667	318,874
Increase (Decrease) in borrowings and onlendings	(955,567)	(288,642)
Increase (Decrease) in credit cards operations	(973,936)	(438,149)
Increase (Decrease) in securitization of foreign payment orders	(37,650)	(284,958)
Increase (Decrease) in subordinated debts	(107,465)	(106,332)
Stock options granted	101,795	87,673
Purchase of treasury shares	(1,668)	(9,701)
Interest on own capital paid	(1,353,222)	(991,223)
FINANCING ACTIVITIES - Net cash provided by / (invested)	**(521,823)**	**1,550,944**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	**247,166**	**32,510**
At the beginning of the period	2,084,562	1,930,452
At the end of the period	2,331,728	1,962,962

b) ITAÚ HOLDING

	01/01 to 03/31/2006	01/01 to 03/31/2005
Adjusted net income	**15,691**	**(50,885)**
Net income	1,979,497	1,238,435
Adjusted net income:	(1,963,806)	(1,289,320)
Deferred taxes	(94,936)	26,879
Equity in results of associated companies	(1,868,893)	(1,316,199)
Depreciation and amortization	23	-
Change in assets and liabilities	**368,253**	**32,347**
(Increase) Decrease in short-term interbank investments	364,838	(18,339)
(Increase) Decrease in securities and derivative financial instruments (Assets/Liabilities)	(10,761)	(877)
(Increase) Decrease in other credits and assets and other liabilities	14,176	51,563
OPERATING ACTIVITIES - Net cash provided by / (invested)	**383,944**	**(18,538)**
Interest on own capital/Dividends received	779,772	978,001
Purchase of investments	(1,100)	(46,206)
Purchase of fixed assets for use / Deferred charges	(40)	-
INVESTMENT ACTIVITIES - Net cash provided by/ (invested)	**778,632**	**931,795**
Increase (Decrease) in interbank deposits	90,382	-
Purchase of treasury shares	(1,668)	(9,701)
Interest on own capital paid	(1,353,222)	(991,223)
Stock options granted	101,795	87,673
FINANCING ACTIVITIES - Net cash provided by / (invested)	**(1,162,713)**	**(913,251)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	**(137)**	**6**
At the beginning of the period	281	45
At the end of the period	144	51

Report of Independent Auditors on Limited Reviews

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1. We have carried out limited reviews of the Quarterly Financial Information of Banco Itaú Holding Financeira S.A. and Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) for the quarters ended March 31, 2006 and 2005, consisting of the consolidated balance sheet and the corresponding consolidated statement of income. This information is the responsibility of the management of the Bank.

2. Our reviews were carried out in conformity with specific standards established by the IBRACON - Institute of Independent Auditors of Brazil, in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Bank and its subsidiaries.

3. Based on our limited reviews, we are not aware of any material modifications that should be made to the Quarterly Financial Information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Central Bank (BACEN) and Brazilian Securities Commission (CVM) regulations.

São Paulo, May 2, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Contador CRC 1SP110374/O-0

BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23   Listed company   NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of **BANCO ITAÚ HOLDING FINANCEIRA S.A.**, after examining the financial statements for the first quarter of 2006, have verified the accuracy of all the elements thereof and are satisfied that they adequately reflect the assets and liabilities of the Company, its financial situation and the activities undertaken during this period, and recommend that they be approved by the Company's Board of Directors.

São Paulo-SP, May 5, 2006.

GUSTAVO JORGE LABOISSIERE LOYOLA

IRAN SIQUEIRA LIMA

FERNANDO ALVES DE ALMEIDA